================================================================================

                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                              FORM 6-K

                      REPORT OF FOREIGN ISSUER

                PURSUANT TO RULE 13A-16 OR 15D-16 OF
                THE SECURITIES EXCHANGE ACT OF 1934

         REPORT ON FORM 6-K DATED FOR THE MONTH OF MAY 2005

                 BANCO ITAU HOLDING FINANCEIRA S.A.
          -----------------------------------------------
                 (Itau Holding Financing Bank S.A.)
          (Translation of Registrant's Name Into English)

             PRACA ALFREDO EGYDIO DE SOUZA ARANHA, 100
                  04344-902 SAO PAULO, SP, BRAZIL
             -----------------------------------------
              (Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

        (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ ]     No [X]

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ________)

================================================================================

Enclosure:   Financial Statements - March 2005
             MD&A -March 2005

             Management Discussion and Analysis
             March 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                         BANCO ITAU HOLDING FINANCEIRA S.A.
                                         (Registrant)

Date: MAY 9 , 2005
                                         By:    /S/ ALFREDO EGYDIO SETUBAL
                                                --------------------------------
                                         Name:  Alfredo Egydio Setubal
                                         Title: Investor Relations Officer

                                         By:    /S/ SILVIO APARECIDO DE CARVALHO
                                                --------------------------------
                                         Name:  Silvio Aparecido de Carvalho
                                         Title: Chief Accounting Officer

                             [GRAPHIC APPEARS HERE]

March 2005

[LOGO OF ITAU]        BANCO ITAU HOLDING FINANCEIRA S.A.

                      MANAGEMENT DISCUSSION & ANALYSIS AND
                      COMPLETE FINANCIAL STATEMENTS

                             [GRAPHIC APPEARS HERE]

CONTENTS

Executive Summary                                                           3
Analysis of the Consolidated Performance                                   11
- Net Interest Margin                                                      12
- Results from Doubtful Loans                                              13
- Banking Service Fees                                                     15
- Non Interest Expenses, except for ISS, PIS and COFINS                    16
- Tax Expenses - ISS, PIS and COFINS                                       19
Pro Forma Financial Statements                                             21
Financial Statements per Segments                                          24
Itaubanco - Banking                                                        26
Credit Cards - Account Holders                                             27
Insurance, Pension Plans and Capitalization                                28
Investment Funds and Managed Portfolio                                     32
Itau BBA                                                                   33
Itaucred                                                                   34
Balance Sheet by Currency                                                  37
Risk Management                                                            39
Activities Abroad                                                          45
Ownership Structure                                                        48
Performance in the Stock Market                                            50
Report of Independent Accountants                                          51
Complete Financial Statements                                              52

We point out that the figures referring to prior periods, shown in this report, have been reclassified for comparison purposes, without causing an impact on net income.

We point out that the pro forma data referring to prior periods, shown in this report, have been recomputed due to changes in the criteria applied to segments.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding balance sheet accounts.

The tables in this report have the numbers expressed in millions. However, variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity, and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial disintermediation, competitive pressures on products and prices, and changes in the tax legislation).

EXECUTIVE SUMMARY

HIGHLIGHTS

                                             R$ Million (except where indicated)

                                                                            1ST Q./05      4TH Q./04      1ST Q./04
                                                                          -----------    -----------    -----------
STATEMENTS OF INCOME
  Net Income                                                                    1,141          1,030            876
  Net Interest Income                                                           3,061          3,624          2,373
  Net Income from Financial Operations                                          2,468          3,358          2,171
  Bank Service Fees                                                             1,794          1,799          1,405

INCOME PER SHARES (R$)
  Consolidated Net Income per shares (1)                                        10.04           9.10           7.68
  Number of Outstanding Shares - in thousands (2)                             113,677        113,271        114,087
  Book Value per thousand shares (1)                                           128.69         123.34         109.38
  Dividends/JCP (3)(R$ Million)                                                   346            514            239
  Dividends/JCP (3) per shares (1)                                               3.04           4.54           2.09
  Market Capitalization (R$ Million)                                           51,838         44,092         31,227
  Market Capitalization (US$ Million)                                          19,443         16,611         10,736

PERFORMANCE RATIO(%)
  ROE Annualized                                                                 35.1%          32.9%          31.2%
  ROA Annualized                                                                  3.2%           3.2%           2.8%
  Solvency Ratio (BIS Ratio)                                                     18.3%          20.6%          19.8%
  Evolution of Net Interest Margin (4)                                           13.2%          13.6%          11.9%
  Provision for Loan and Lease Losses/Non Performing Loans                        221%           220%           202%
  Efficiency Ratio                                                               49.4%          45.9%          58.0%

                                                                           MAR 31, 05     DEC 31, 04     MAR 31, 04
                                                                          -----------    -----------    -----------
BALANCE SHEET
  Total Assets                                                                146,403        130,339        126,979
  Credit Operations                                                            50,980         47,407         38,871
  Sureties, Endorsements and Guarantees                                         6,032          5,868          5,885
  Credit Operations + Sureties, Endorsements and Guarantees                    57,012         53,275         44,756
  Securities + Interbank Accounts                                              38,967         37,900         37,505
  Total Deposits                                                               44,025         42,030         34,606
  Stockholder's Equity of Itau Consolidated                                    14,629         13,971         12,478

RELEVANT DATA
  Assets Under Management                                                     105,197         99,753         87,060
  Employees (5)                                                                44,992         45,316         42,058
  Active Customers (Million)                                                     11.9           11.8           11.7
  Branches (units)                                                              2,284          2,282          2,324
  CSBs (units)                                                                    792            791            822
  Automated Teller Machines (units)                                            21,346         21,150         20,133

(1) Lots of thousand shares in Mar/04, as shares were reverse split in the fourth quarter of 2004.
(2) In millions in Mar/04, as shares were reverse split in the fourth quarter of 2004.
(3)  JCP - Interest on Own Capital.
(4)  Does not consider nonrecurring items in the fourth quarter of 2004.
(5) Does not include the Credicard Bank and FIC, that had 419 and 811 staffs, respectively, to the end of Mar/05 (Itau owned 50% of shares).

          MARKET SHARE - DECEMBER 2004

          Asset Management (*)                 13.9%
          Automobile Finance (*)               17.0%
          CPMF Collections                     13.2%
          Credit Cards (*)                     20.7%
          Total Deposits                        7.9%
          Insurance Premiums                   12.4%
          Leasing                              27.3%
          Private Pension Plans                 9.9%

          (*) Refers to Mar/05
          Font: Bacen, Susep, Anbid, Abel, Receita Federal and Abecs

3   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FIRST QUARTER OF 2005

NET INCOME AND RETURN ON EQUITY

                              [CHART APPEARS HERE]


                           1stQ.03  2ndQ.03  3rdQ.03  4thQ.03  1stQ.04  2ndQ.04  3rdQ.04  4thQ.04  1stQ.05
                           -------  -------  -------  -------  -------  -------  -------  -------  -------
Net Income (R$ Million)        714      776      807      854      876      949      920    1,030    1,141
Return on Equity (%)          31.8     32.1     31.3     32.0     31.2     33.1     30.3     32.9     35.1

Banco Itau Holding posted consolidated net income of R$ 1,141 million in the first quarter of 2005, corresponding to an annualized return of 35.1% on the R$ 14,629 balance of the parent company's equity. In the past few quarters, the growth in loan transactions made the group operating profit increasingly robust, consistent and sustainable. The importance of such transactions to the consolidated result has significantly increased, thus ensuring the expansion of the financial margin. Furthermore, net income for the quarter was impacted by the full amortization of R$ 200 million (R$ 182 million after taxes) of the goodwill arising from the partnership between Itau and Lojas Americanas - LASA, as well as the increase in excess provisions for doubtful loans, amounting to R$ 150 million.

NET INTEREST INCOME

                              [CHART APPEARS HERE]

                                                                      R$ Million

                               1stQ.03  2ndQ.03  3rdQ.03  4thQ.03  1stQ.04  2ndQ.04  3rdQ.04  4thQ.04  1stQ.05
                               -------  -------  -------  -------  -------  -------  -------  -------  -------
                                 2,955    2,500    2,708    2,698    2,373    2,457    2,673    3,012    3,061
Effect of nonrecurring items                                                                      612
                                                                                                3,624

As discussed in the previous report, in the fourth quarter of 2004 the net interest income was impacted by R$ 612 million of non recurring items. In the absence of such items in the current quarter, our analysis will compare the financial margin in the two periods excluding the aforementioned extraordinary impacts. In the first quarter of 2005, financial margin grew by R$ 49 million compared to the previous period, primarily due to the expanded volume of credits, whose contribution was an increase of R$ 155 million. On the other hand, the financial margin was reduced by R$ 106 million from treasury results and gap management. It should be pointed out that management of exchange exposure impacts (investments abroad) and related hedges are carried out after taxation.

BANK SERVICE FEES

                              [CHART APPEARS HERE]

                                                                      R$ Million

                               1stQ.03  2ndQ.03  3rdQ.03  4thQ.03  1stQ.04  2ndQ.04  3rdQ.04  4thQ.04  1stQ.05
                               -------  -------  -------  -------  -------  -------  -------  -------  -------
                                 1,212    1,244    1,323    1,343    1,405    1,454    1,508    1,675    1,794
Effect of nonrecurring items                                                                     124
                                                                                               1,799

Banking Service Fees totaled R$ 1,794 million, decreasing by R$ 5 million compared to the previous quarter. The acquisitions of Orbitall and Credicard in the fourth quarter of 2004 significantly impacted revenues from Credit Cards in the first quarter of 2005. Similarly, the increase in the volume of transactions and the rise in rates effective December 2004 led to a growth in Revenues from Current Accounts. Revenues from Loan Transactions also grew from the increased volume of retail installment transactions and vehicle financing. Finally, the 5.5% increase in the volume of funds under management caused the expansion of revenues from fund management. One should also bear in mind the recognition in the fourth quarter of 2004 of R$ 124 million of collection services rendered to INSS, an extraordinary event which was absent in the first quarter of 2005.

NON INTEREST EXPENSES

                              [CHART APPEARS HERE]

                                                                      R$ Million

                   ITAUCRED             ORBITALL
                   --------             --------
      1ST Q.04        1,941      185          57      2,183
      2ND Q.04        1,939      196          58      2,192
      3RD Q.04        1,889      208          64      2,160
      4TH Q.05        2,116      273          91      2,480
      1ST Q.05        1,947      288         146      2,381

EFFICIENCY RATIO

                              [CHART APPEARS HERE]

                           1st Q.04  2nd Q.04  3rd Q.04  4th Q.04  1st Q.05
                           --------  --------  --------  --------  --------
Efficiency Ratio (*)           58.0%     55.8%     52.5%     45.9%     49.4%
Efficiency Ratio - Without
 non recurring items (*)                                     50.9%

(*) The efficiency ratio calculation criteria are detailed on page 17.

Non interest expenses in the first quarter of 2005 totaled R$ 2,381 million, which corresponds to a reduction of R$ 99 million in relation to the previous quarter. This fall is associated with a reduction in expenses related to marketing (seasonal), the introduction of an accounting practice that now fully depreciates assets with residual values below R$3,000.00 (in 2004, it was only adopted in the fourth quarter) and the reduction in the expenses with the setting up of operational provisions for contingent liabilities. The efficiency of Itau's control over costs stands out more when we disregard the impact connected with the institution's new strategic ventures. When this is done, the expenditure not derived from interest is R$ 1,947 million, which is practically equivalent to the same amount for the first quarter of the previous year. Reflecting the strategic focus on the control of costs, the Efficiency Ratio reached 49.4% in the first quarter of 2005. The new initiatives of the Itau in direction to the segment of credit to the consumer should generate, in consequence, an expansion of the costs. However, we believe that in real terms, considering the same bases, we will maintain the costs in an adequate level, permiting the positive evolution of the efficiency ratio.

4   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FIRST QUARTER OF 2005

CREDIT OPERATIONS(*)

                              [CHART APPEARS HERE]

                                                                      R$ Billion

                  Mar-03   Jun-03   Sep-03   Dec-03   Mar-04    Jun-04   Sep-04    Dec-04    Mar-05
                  ------   ------   ------   ------   ------    ------   ------    ------    ------
Foreign Currency    15.2     13.4     12.5     12.2     12.1      13.7     12.8      11.6      11.7
Local Currency      31.2     31.2     30.2     32.3     32.7      35.0     38.3      41.7      45.3
                  ------   ------   ------   ------   ------    ------   ------    ------    ------
                    46.4     44.6     42.7     44.5     44.8      48.7     51.1      53.3      57.0
                  ======   ======   ======   ======   ======    ======   ======    ======    ======

(*) Endorsements and Sureties included

LOAN AND SECURITIES PORTFOLIOS

                                                                      R$ Million

                                                                            VARIATION(%)
                                             MAR 31, 05      DEC 31, 04    MAR.05-DEC.04
                                           -------------   -------------   -------------
Individuals                                       20,770          18,271            13.7%
Businesses                                        31,891          30,467             4.7%
   Small businesses and middle market              9,037           8,571             5.4%
   Corporate                                      22,854          21,896             4.4%
Restricted Loans                                   4,351           4,536            -4.1%
                                           -------------   -------------   -------------
Total - Loans                                     57,012          53,275             7.0%
                                           -------------   -------------   -------------
Public Securities                                  7,218           7,486            -3.6%
Private Securities                                11,660          12,145            -4.0%
                                           -------------   -------------   -------------
Total - Securities                                18,878          19,631            -3.8%
                                           -------------   -------------   -------------
Total                                             75,890          72,906             4.1%
                                           -------------   -------------   -------------

During the quarter, Itau continued to expand its consumer finance business on three fronts - direct consumer loans, vehicle financing and consigned credit. The total balance of the loan portfolio, including endorsements and sureties, grew by an impressive 7.0% in the period. Noteworthy was the growth in the private individual segment (+13.7%), reaching R$ 20,770 million at the end of the first quarter of 2005. In particular, the balance of personal credits improved dramatically, with a 22.2% rise on the previous quarter. Vehicle financing also posted a significant 17.3% increase in the quarter. In the corporate segment, the growth stood at 4.7%, while the portfolios of micro, small and medium businesses posted a 5.4% increase from the previous quarter. The large corporation segment also grew by 4.4% compared to December 2004.

NPL RATIO(*) - INDIVIDUALS X BUSINESSES (%)

                              [CHART APPEARS HERE]

                          Mar-03   Jun-03   Sep-03   Dec-03   Mar-04   Jun-04   Sep-04   Dec-04   Mar-05
                          ------   ------   ------   ------   ------   ------   ------   ------   ------
NPL Ratio - Individuals      8.5      8.9      8.3      7.3      7.3      6.5      6.0      5.6      5.6
NPL Ratio                    4.2      4.7      4.7      4.1      4.0      3.5      3.2      2.9      2.9
NPL Ratio - Businesses       2.0      2.4      2.5      2.2      1.9      1.8      1.5      0.9      0.8

(*) Nonperforming Loans: Loans overdue for more than 60 days.

The nonperforming loan ratio was 2.9%, unaltered from the previous quarter, still reflecting the market conditions seen over the past few months and, to a lesser extent, the impact of write-offs from the provision for doubtful accounts. We do not, however, expect this ratio to remain at a low level because of the strategy defined by Itau that seeks to direct resources towards operations with wider margins, determining a change in the mix of the credit portfolio and necessarily taking on greater risks in operations more susceptible to the deterioration of the market. At this time, we note that certain indicators point to a likely increase in provisions in the future.

UNREALIZED RESULT

                              [CHART APPEARS HERE]

                                                                      R$ Million

                               Mar-05       2,263
                               dec/04       2,371
                               sep/04       2,871
                               Jun-04       2,667
                               Mar-04       2,915
                               dec/03       2,677
                               sep/03       2,070
                               Jun-03       1,850
                               Mar-03       1,568

At March 31, 2005, unrealized profit/(loss) in Itau's results totaled R$ 2,263 million compared to R$ 2,371 as of December 31, 2004. Such reduction relates to the fall in quotations on stock exchanges and the increase in the perception of the Brazil country risk, impacting the marking-to-market of the Bank's portfolios. In the first quarter of 2005, Itau increased the provision in excess of the minimum required to meet doubtful loans by R$ 150 million, totaling R$ 1,150 million, which is not included in unrealized profit/(loss).

DEVELOPMENT OF NEW SEGMENT - CONSUMER CREDIT - ITAUCRED

BREAKDOWN OF NET INCOME FOR THE 1ST QUARTER OF 2005

                              [CHART APPEARS HERE]

                              Itaubanco      66.5%
                              Itau BBA       22.3%
                              Itaucred       10.6%
                              Corporation     0.6%

Over the past few quarters, Itau has taken a number of steps to pursue the strategic goal of developing new sources of income, which will help enhance the institution's future sustainability. To enable our shareholders and market analysts to follow up the performance of these initiatives, we introduce in this quarter the Itaucred Segment, which basically reflects transactions carried out through channels intended for non-account holder customers. Accordingly, as from this quarter the following segments will be reviewed:
ITAUBANCO: Banking Transactions, account holder Credit Cards, Fund Management, Insurance, Pension Plan and Capitalization transactions;
ITAU BBA: Corporate Transactions;
ITAUCRED: Transactions carried out through channels intended for nonaccount holder customers, comprising Taii, Vehicles and Credit Cards; CORPORATION.

5   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY - FIRST QUARTER OF 2005

INCOME BY SEGMENTS
Since 2004, a number of initiatives were launched with respect to the consumer credit segment, among which we highlight as follows:
- Taii - Organic growth. Offers credit to the low-income population.
- Partnership with CBD/LASA - Financing of the low-income population segment.
- Vehicles - Fiat and Intercap - Financing marketed outside the branch network.
- Credicard - Credit cards for non-account holders.
- Consigned Credit - Loans tied to payroll.

This posture relates to the opportunities envisaged in Brazil, which will likely provide the Bank with the required conditions for sustained growth, consistent with its operations. Significant investments were allocated to these initiatives (R$ 1,462 million arising from payment of goodwill) and, as mentioned above, a new segment (Itaucred) has been created, where the business performance will be disclosed.

For comparison purposes, the segment performance in the fourth quarter will also be presented. The sections will include:

                              [CHART APPEARS HERE]

ITAUBANCO
Itaubanco's net income for the first quarter of 2005 decreased of R$ 78 million compared to the fourth quarter of 2004. Once again, our analysis will not take into account extraordinary impacts. The main changes were: (a) increase by R$ 213 million of the provisions for doubtful accounts, in particular R$ 132 million of excess provision for this segment, increased expenses due to the portfolio growth, as well as changes in customers' risk ratings; (b) increase of R$ 99 million of banking service fees, on account of the higher volume of transactions, as well as the impact of revenues from credit transactions associated with the increased volume, in addition to the growth in the balance of funds under management; (c) decrease of R$ 90 million of non interest expenses, primarily due to the seasonality of marketing-related expenses, as well as the adoption of the accounting policy of fully depreciating goods whose net value is under R$ 3,000.00 (This policy was adopted only in the fourth quarter of 2004).

BANCO ITAU BBA
Banco Itau BBA's financial margin declined by R$ 95 million quarter-on-quarter, as a result of the impacts of foreign exchange risk management of investments abroad, partly offset by the tax effect on hedging transactions, as well as the decreased gains from structured credit transactions and derivative instrument transactions. The positive change of R$ 36 million in the results from doubtful loans was due to a reversal of R$ 67 million of the provision in the first quarter of 2005, chiefly arising from the renegotiation of previously written-off credits, in the amount of R$ 80 million. Non interest expenses declined by R$ 28 million quarter-on-quarter, influenced by operating provisions recorded in the fourth quarter of 2004 but not in the first quarter of 2005. Income tax and social contribution expenses posted a 32.0% reduction from the previous quarter, primarily because of the tax effect of the currency hedge derivative transactions for investments abroad.

ITAUCRED
Itaucred's net income for the first quarter added up to R$ 123 million, an R$ 18 million rise on the previous quarter. The growth stems in part from the increased interest in Credicard Banco, which impacted the first three months of 2005, but only two months of the previous quarter. It should be stressed that the interest in Credicard significantly enlarged Itau's business prospects, since the shareholders' agreement provides for taking advantage of cross-selling opportunities to non-account holder customers, previously off-limits.

CORPORATION
The results of the Corporation reflect the financial income of Itau's excess capital. They were also impacted by the extraordinary profits for the periods, usually relating to the full amortization of the goodwill on acquisitions and associations carried out by Itau. In the first quarter of 2005, the Bank recorded extraordinary income of R$ 142 million primarily relating to the amortization of the goodwill paid on the association of Itau with Lojas Americanas - LASA.

6   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FIRST QUARTER OF 2005

The pro forma financial statements of Itaubanco, Itau BBA and Itaucred shown below are based on management information, reflecting more accurately the performance of the conglomerate's various business units. Between the first quarter of 2005 and the last quarter of 2004, the following variations occurred in the income statement of Itau's business segments:

PRO FORMA STATEMENT OF INCOME PER SEGMENT

                                                                      R$ Million

                                                                     1ST Q.05                                 4TH Q.04
                                                                     ADJUSTED                                 ADJUSTED   VARIATION
                                       1STQ.05     ADJUSTMENTS(1)      (a)       4TH Q.04   ADJUSTMENT(1)       (b)       (a)-(b)
                                      ---------   ---------------   ---------   ---------   --------------   ---------   ---------
               ITAUBANCO

  Net Interest Income                     2,044                 -       2,044       2,635              612       2,023          21
  Result from Loan Losses                  (481)                -        (481)       (257)               -        (257)       (224)
  Banking Service Fees                    1,543                 -       1,543       1,568              124       1,444          99
  Non-Interest Expenses (2)              (1,955)                -      (1,955)     (2,045)               -      (2,045)         90
  Income Tax and Social Contribution       (344)                -        (344)       (581)            (250)       (331)        (13)
  Other(3)                                  (40)                -         (40)         11                -          11         (52)
                                      ---------   ---------------   ---------   ---------   --------------   ---------   ---------
Net Income of Itaubanco(A)                  767                 -         767       1,332              486         846         (78)
                                      =========   ===============   =========   =========   ==============   =========   =========
                ITAU BBA

  Net Interest Income                       370                 -         370         464                -         464         (95)
  Result from Loan Losses                    67                 -          67          31                -          31          36
  Banking Service Fees                       80                 -          80          84                -          84          (4)
  Non-Interest Expenses (2)                (130)                -        (130)       (159)               -        (159)         28
  Income Tax and Social Contribution       (103)                -        (103)       (151)               -        (151)         49
  Other (4)                                 (26)                -         (26)        (27)               -         (27)          1
                                      ---------   ---------------   ---------   ---------   --------------   ---------   ---------
Net Income of Itau BBA (B)                  257                 -         257         242                -         242          16
                                      =========   ===============   =========   =========   ==============   =========   =========

                ITAUCRED

  Net Interest Income                       445                 -         445         337                -         337         108
  Result from Loan Losses                  (120)                -        (120)        (41)               -         (41)        (79)
  Banking Service Fees                      172                 -         172         148                -         148          23
  Non-Interest Expenses (2)                (288)                -        (288)       (273)               -        (273)        (15)
  Income Tax and Social Contribution        (56)                -         (56)        (39)               -         (39)        (17)
  Other (4)                                 (30)                -         (30)        (27)               -         (27)         (3)
                                      ---------   ---------------   ---------   ---------   --------------   ---------   ---------
Net Income of Itaucred (C)                  123                 -         123         105                -         105          18
                                      =========   ===============   =========   =========   ==============   =========   =========

              CORPORATION

  Net Interest Income                       202                 -         202         188                -         188          14
  Banking Service Fees                       (1)                -          (1)         (1)               -          (1)          0
  Non-Interest Expenses (2)                  (7)                -          (7)         (5)               -          (5)         (2)
  Income Tax and Social Contribution        (33)                -         (33)         (7)               -          (7)        (26)
  Extraordinary Result                     (142)             (142)         (0)       (794)            (794)          0          (0)
  Other (4)                                 (25)                -         (25)        (29)               -         (29)          4
                                      ---------   ---------------   ---------   ---------   --------------   ---------   ---------
Net Income of Corporation(D)                 (7)             (142)        135        (648)            (794)        146         (10)
                                      =========   ===============   =========   =========   ==============   =========   =========
NET INCOME OF ITAU (A)+(B)+(C)+(D)        1,141              (142)      1,283       1,030             (308)      1,338         (55)
                                      =========   ===============   =========   =========   ==============   =========   =========

(1) The adjustment refers to the exclusion of non recurring and extraordinary items.
(2) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes and Other Operating Expenses.
(3) Includes Revenues from Insurance, Pension Plan and Capitalization Transactions, Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Income, Non Operating Profits, Profit Sharing, and Minority Interests in Subsidiary Companies.
4) Includes Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Income, Profit Sharing, and Minority Interests in Subsidiary Companies.

7   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED BALANCE SHEET

                                                                                                               VARIATION
                                                                                                     -----------------------------
ASSETS                                                        MAR 31, 05   DEC 31, 04   MAR 31, 04   MAR.05-DEC.04   MAR.05-MAR.04
-----------------------------------------------------------   ----------   ----------   ----------   -------------   -------------
Current and Long Term Assets                                     143,404      127,220      123,746          16,184          19,658
  Cash And Cash Equivalents                                        1,963        1,930        1,961              33               2
  Short-term Interbank Deposits                                   22,002       19,747       25,097           2,256          (3,094)
  Securities and Derivative Financial Instruments                 29,750       29,176       28,801             575             949
  Interbank and Interbranch Accounts                              11,932       10,878        9,362           1,054           2,569
  Loans, Leasing Operations and Other Credits                     50,980       47,407       38,871           3,573          12,109
  (Allowance for Loan Losses)                                     (3,288)      (3,054)      (3,103)           (234)           (185)
  Other Assets                                                    30,065       21,135       22,758           8,930           7,308
    Foreign Exchange Portfolio                                    13,417        9,159       10,788           4,258           2,629
    Others                                                        16,648       11,976       11,970           4,672           4,678

Permanent Assets                                                   2,998        3,119        3,233            (120)           (234)
  Investments                                                        842          920          962             (78)           (120)
  Fixed Assets                                                     1,926        1,965        2,029             (38)           (102)
  Deferred Changes                                                   230          234          242              (4)            (12)
                                                              ----------   ----------   ----------   -------------   -------------
 TOTAL ASSETS                                                    146,403      130,339      126,979          16,064          19,423
                                                              ==========   ==========   ==========   =============   =============

                                                                                                              VARIATION
                                                                                                     -----------------------------
LIABILITIES                                                   MAR 31, 05   DEC 31, 04   MAR 31, 04   MAR.05-DEC.04   MAR.05-MAR.04
------------------------------------------------------------  ----------   ----------   ----------   -------------   -------------
Current and Long Term Liabilities                                130,524      115,127      113,280          15,397          17,244
  Deposits                                                        44,025       42,030       34,606           1,995           9,419
    Demand Deposits                                               10,669       11,156        8,798            (488)          1,871
    Saving Account                                                19,024       19,197       17,530            (174)          1,494
    Interbank Deposits                                             1,055          647          451             408             605
    Time Deposits                                                 13,277       11,029        7,828           2,248           5,449
  Deposits Received under Securities Repurchase Agreements        17,367       16,098       21,396           1,269          (4,029)
  Funds from Acceptances and Issue of Securities                   3,750        3,431        3,492             319             258
  Interbank and Interbranch Accounts                               2,085        1,078        1,819           1,006             266
  Borrowings and On-lendings                                      10,229       10,518       13,525            (289)         (3,296)
  Derivative Financial Instruments                                 2,243        1,173          858           1,070           1,385
  Technical Provisions for Insurance, Pension Plans and Cap.      11,554       11,023        8,320             531           3,234
  Other Liabilities                                               39,271       29,775       29,265           9,496          10,007
    Foreign Exchange Portfolio                                    13,567        9,405       10,873           4,162           2,694
    Subordinated Debt                                              4,770        4,765        4,855               5             (85)
    Others                                                        20,934       15,605       13,537           5,330           7,397
Deferred Income                                                       45           47          122              (2)            (77)
Minority interest in subsidiaries                                  1,205        1,193        1,099              11             106

Stockholder's Equity                                              14,629       13,971       12,478             658           2,150
                                                              ----------   ----------   ----------   -------------   -------------
 TOTAL LIABILITIES                                               146,403      130,339      126,979          16,064          19,423
                                                              ==========   ==========   ==========   =============   =============
Deposits                                                          44,025       42,030       34,606           1,995           9,419
Assets under Management                                          105,197       99,753       87,060           5,444          18,137

Total Deposits + Assets Under Management                         149,222      141,783      121,666           7,439          27,556

8   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

Executive Summary

CONSOLIDATED STATEMENT OF INCOME

                                                                      R$ Million

                                                                                                                 VARIATION
                                                                                                         --------------------------
                                                                                                          1ST Q.05 -    1ST Q.05 -
                                                                 1ST Q./05     4TH Q./04     1ST Q./04     4TH Q.04      1ST Q.04
                                                               ------------  ------------  ------------  ------------  ------------
Income from Financial Operations                                      5,007         4,747         4,446           261           562
  Loans and leasing operations                                        3,135         2,268         2,339           868           796
  Securities                                                          1,201         2,008         1,598          (807)         (397)
  Financial Income of Insurance, Capitalization and
   Pension Plans                                                        400           389           265            11           135
  Trade Finance and Foreign Exchange Portfolio                           55           (92)           84           147           (29)
  Compulsory Deposits                                                   216           174           160            42            57

Expenses from Financial Operations                                   (1,946)       (1,122)       (2,073)         (824)          127
  Deposits, Money Market and Interbank Funds                         (1,433)       (1,156)       (1,526)         (277)           93
  Financial Expense of Insurance, Capitalization and
   Pension Plans                                                       (309)         (281)         (196)          (28)         (113)
  Borrowings, Assignments and On-lending                               (204)          315          (352)         (519)          147

Net Interest Income                                                   3,061         3,624         2,373          (563)          689

Result for Loan Losses                                                 (593)         (267)         (202)         (327)         (391)
  Provision for Loan and Lease Losses                                  (756)         (434)         (363)         (322)         (393)
  Credits Recoveries and Renegociated                                   162           167           161            (5)            1

Net Income from Financial Operations                                  2,468         3,358         2,171          (890)          297

Other Operation Income (Expenses)                                      (525)         (659)         (763)          134           238
  Banking Service Fees                                                1,794         1,799         1,405            (5)          389
  Result from Operations of Insurance, Cap. and Pension Plans           206           190           196            15            10
  Non-Interest Expenses, excluding ISS, PIS and COFINS               (2,381)       (2,480)       (2,183)           99          (198)
    Personnel Expenses                                                 (955)         (910)         (773)          (45)         (182)
    Other Administrative Expenses                                    (1,103)       (1,218)         (996)          115          (108)
    Tax Expenses - CPMF and others                                      (76)          (75)          (58)           (0)          (18)
    Other Operating Expenses                                           (247)         (276)         (355)           29           108
  Tax Expenses for ISS, PIS and COFINS                                 (350)         (320)         (288)          (30)          (62)
  Equity in the Earnings of Associated Companies                         95            44            30            51            65
  Other Operating Income                                                112           107            77             4            35

Operating Income                                                      1,943         2,699         1,408          (755)          535

  Non-operating Income                                                    6            27            (5)          (21)           11

Income before Income Tax and Social Contribution                      1,949         2,726         1,403          (777)          546

Income Tax and Social Contribution                                     (536)         (779)         (427)          243          (109)
Extraordinary Results                                                  (142)         (794)            5           652          (147)
Profit Sharing                                                          (92)          (87)          (97)           (5)            6
Minority Interests                                                      (38)          (36)           (7)           (2)          (31)
                                                               ------------  ------------  ------------  ------------  ------------
Net Income                                                            1,141         1,030           876           111           265
                                                               ============  ============  ============  ============  ============
  Number of shares outstanding - In  Thousand (1)               113,676,757   113,271,050   114,086,910       405,707      (410,153)
  Book value per thousand shares - (R$) (2)                          128.69        123.34        109.38          5.34         19.31
  Net income per thousand shares - (R$) (2)                           10.04          9.10          7.68          0.94          2.36

(1) In thousands in Mar/04, as shares were reverse split in the fourth quarter of 2004.
(2) Lot of thousand shares in Mar/04, as shares were reverse split in the fourth quarter of 2004.

9   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]         BANCO ITAU HOLDING FINANCEIRA S.A.


ANALYSIS OF THE CONSOLIDATED PERFORMANCE

                             [GRAPHIC APPEARS HERE]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NET INCOME IN THE FIRST QUARTER OF 2005

In the first quarter of 2004, Itau achieved consolidated net income of R$1,141 million. This represents a 10.8% increase in the fourth quarter of 2004 and an annualized return (ROE) of 35.1% on the R$ 14,629 balance of the conglomerate's net equity as of March 31, 2005. Once again Itau's performance stands out in the Brazilian scenario, with twelve consecutive quarters of a return on net equity above 30% per annum.

Total assets amounted to R$ 146,403 million, increasing by 12.3% from the end of 2004. Accordingly, the return on total assets (ROA) stood at 3.2% per annum.

The Basle Ratio remained at high levels, reaching 18.3% in March 2005, corresponding to a 2.3 percentage point decrease from the fourth quarter of 2004. Such decline, when compared to the previous quarter, is attributable to variations in the weighted assets, in particular the significant growth of the loan portfolio and equity market-related transactions (shareholding restructuring of Corporate client) in the amount of R$ 3,716 million. These assets were part of the weighted assets that were settled in the beginning of the second quarter of 2005. During the quarter, the Bank fully amortized the R$ 200 million (R$ 182 million after taxes) arising from the association between Itau and Lojas Americanas - LASA, which was accounted for as Extraordinary Gains in the period. The new partnership formed between Itau and LASA will expand the client base of non-account holders who use products and services offered by the Bank, thus helping enlarge Taii's distribution network. In the first quarter of the year, Itau continued to expand its consumer finance business on three fronts
- direct consumer loans, vehicle financing and consigned credit.

The total balance of the loan portfolio, including endorsement and sureties, grew by an impressive 7.0% in the period. Noteworthy was the growth in the private individual segment (+13.7%), reaching R$ 20,770 million at the end of the first quarter of 2005. In particular, the balance of personal credits improved dramatically, with a 22.2% rise as compared to the previous quarter. Vehicle financing also posted a significant 17.3% increase in the quarter. In the corporate segment, the growth reached 4.7%, with the portfolios of micro, small and medium businesses posting a 5.4% increase from the previous quarter. The large corporation segment also grew by 4.4% compared to December 2004. The expansion in credit transactions has given a significant contribution to Itau's financial margin, lending increasing strength and consistency to the group's operating results.

FOREIGN EXCHANGE AND INTEREST

The first quarter of 2005 was characterized by two important developments: the basic interest rate (Selic) increased from 17.75% per annum in December 2004 to 19.25% per annum as of March 31, 2005; and, the real/U.S. dollar exchange rate showed more volatility. Such volatility was caused in part by the high international liquidity levels, the rate differentials, and the strong results of the Brazilian trade balance. These factors were offset by actions taken by the Brazilian Central Bank, buying foreign currency on the spot market and reducing exchange swap positions, with a view to restore its international reserves. During the period, the Conselho Monetario Nacional (National Monetary Council - CMN) also approved new resolutions in order to unify the foreign exchange markets and enacted new foreign exchange rules for exports. As a result of the unification, the exchange market is now subject to a single set of rules. Normative differences between free rate and floating rate exchange markets ceased to exist. The new exchange regulation aims at relieving the burden on export activities. The new set of rules has lifted amount restrictions on the purchase and sale of foreign currency by either individuals or companies n spite of the significant exchange volatility, as at the end of the quarter the real/U.S. dollar rate had changed by only 0.4% compared to the closing rate of 2004.

MACROECONOMIC INDICES

                                  1ST Q./05    4TH Q./04    1ST Q./04
                                  ---------    ---------    ---------
CDI                                     4.2%         4.0%         3.8%
Exchange Rate                           0.4%        -7.1%         0.7%
Exchange Rate (Quotation in R$)      2.6662       2.6544       2.9086
IGPM                                    1.5%         2.0%         2.7%
Savings (TR + 6%p.a.)                   2.1%         2.0%         1.9%

11  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NET INTEREST MARGIN

The net interest margin of Itau reached R$ 3,061 million in the first quarter of 2005, growing by 1.6% from the prior quarter, excluding non recurring items which had a R$ 612 million (before taxes) effect on securities results. The strategy of expanding the volume of loan and financing transactions (in particular those transactions whose contribution to the financial margin is larger) continues to represent an important contribution to the Bank's results. In the first quarter of 2005, net financial margin on credit transactions grew by R$ 155 million from the previous quarter.

Treasury and gap management results declined by R$ 106 million in the quarter, which is essentially due to the effect on the asset position in the IGP-M assumed by treasury, the fall of this index (impact of R$ 26 million) and R$ 68 million relating to expenses from exchange derivative instruments assumed to hedge investments abroad. The currency exposure is managed keeping in mind the related tax effects. Accordingly, as the exchange variation on investments is not taxed and gains on this liability position are tax-deductible, the impact on net income caused a slight variation in the treasury and gap management results, in the amount of R$ 10 million, which is further evidence of the low exposure assumed by Itau's treasury.

The annualized rate of the net financial margin in the first quarter of 2005 was 13.2%, while in the previous quarter, disregarding the impact of non-recurring items, the annualized rate of the net financial margin was 13.6%.

NET INTEREST MARGIN ANALYSIS

                                                                      R$ Million

                                                                                        1ST Q./05      4TH Q./04      1ST Q./04
                                                                                        ---------      ---------      ---------
A) Net Interest Margin (*)                                                                  3,061          3,012          2,373

AVERAGE BALANCE FROM OPERATIONS (**)
   Average Cash and Cash Equivalents + Short-Term Interbank Deposits +
   Securities - Money Market Funding - Derivative Financial Instruments                    33,843         33,224         34,138
   Average Interbank and Interbranch Accounts                                              11,405         11,071          8,914
   Average Net Foreign Exchange Portfolio                                                    (198)          (257)          (173)
   Average Net Loans                                                                       47,754         44,695         37,195
B) Average Earning Assets                                                                  92,804         88,732         80,075

   Annual Average Ratio of Net Interest Margin                            = A/B             13.2%          13.6%          11.9%

(*)  Net interest margin excluding the nonrecurring itens decribed
(**) The average balance for the quarter is the arithmetical average of the balance on the last day of both the current quarter and the previous quarter.

12  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

RESULTS FROM DOUBTFUL LOANS

In the first quarter of 2005, provisions for loan losses amounted to R$ 756 million, which is a 74.1% increase from the previous quarter. The highly favorable conditions seen in the fourth quarter of 2004 were no longer prevalent in the first quarter of 2005.

Of the total expenses, R$ 150 million relate to provisions recorded in excess of the minimum required by the Brazilian banking system authority. The expansion in the balance of the excess provision allows for the absorption of any growth in defaulting levels brought about by the severe recession of the economic cycle, quantified in accordance with the historical behavior of loan portfolios under stressful economic conditions. In addition, the Bank management considers it adequate to maintain the coverage ratio of the balance of the provisions for loan losses over non performing loans at approximately 220%. Accordingly, the balance of the excess provision for loan losses amounted to R$ 1,150 million as of March 31, 2005, increasing by 15.0% compared to December 2004.

NON PERFORMING LOANS

                                                                      R$ Million

                                      MAR 31, 05      DEC 31, 04     SEP 30, 04
                                      ----------      ----------     ----------
Total Non Performing Loans (a)             1,491           1,388          1,440
Provision for Loan and Lease Losse        (3,288)         (3,054)        (3,027)
Credit Portfolio (b)                      50,980          47,407         44,810
NPL Ratio [(a)/(b)] x 100                    2.9%            2.9%           3.2%

(a) Loans overdue more than 60 days and without generation of revenues on the accrual method.
(b)  Endorsements and Sureties not included.

ANALYSIS OF RESULTS FROM POSSIBLE LOAN LOSSES

                                                                      R$ Million

                                            1ST Q./05                       4TH Q./04                       VARIATION
                              -------------------------------   -------------------------------  -------------------------------
                              INDIVIDUALS  BUSINESSES   TOTAL   INDIVIDUALS  BUSINESSES   TOTAL  INDIVIDUALS  BUSINESSES   TOTAL
                              -----------  ----------  ------   -----------  ----------  ------  -----------  ----------  ------
(Increase)/Generic Reversal           (55)        (18)    (74)          (43)          3     (40)         (12)        (21)    (33)
(Increase)/Specific Reversal         (452)        (80)   (533)         (338)        (55)   (394)        (114)        (25)   (139)
                              -----------  ----------  ------   -----------  ----------  ------  -----------  ----------  ------
Subtotal (Increase)/Reversal         (507)        (98)   (606)         (382)        (52)   (434)        (125)        (46)   (172)
Exceeding Provision                                      (150)                                -                             (150)
                                                       ------                            ------                           ------
Expenses for Provision for
 Loan Losses                                             (756)                             (434)                            (322)
                                                       ------                            ------                           ------
Credits Recoveries and
 Renegotiated                                             162                               167                               (5)
                                                       ------                            ------                           ------
Result from Loan Losses                                  (594)                             (267)                            (327)
                                                       ------                            ------                           ------

With respect to the minimum provisions required, the Bank recorded general allowances in the amount of R$ 74 million, representing an 82.2% rise compared to the previous quarter. Such growth relates to the increase in the credit portfolio balance in the period, as well as to a change in the customers' risk rating criteria. General allowances of R$ 55 million were recorded for loans granted to individual customers as a result of the strong growth in personal credit and vehicle financing operations, giving rise to a R$ 12 million increase compared to the fourth quarter of 2004.

Specific allowances increased by 35.0%, for a total of R$ 533 million in the period. The increase in specific allowances is due to the impact of the evolution of non performing loans.

Income from the recovery of written-off loans reached R$ 162 million in the first quarter of 2005, which is consistent to revenues of R$ 167 million in the previous quarter.

The ratio of non performing loans stood at 2.9%, which is in line with the previous quarter, essentially as a result of the market conditions experienced in the past few months and, to a lesser extent, the impact of transactions potentially recoverable in the long run, which were written-off from the provision for loan losses. However, it should be stressed that we do not foresee a continuing improvement of credit quality indicators, since our strategy focuses on products providing higher spreads and higher risks. At this moment, we certain indicators point to the likelihood of increased provisions in the future.

13  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

The ratio of allowances for loan losses to the portfolio total balance (excluding endorsement and sureties) remained stable quarter-on-quarter, at 6.4%.

The latitude between the provision for loan losses and the amount of overdue loans reached R$ 332 million in the quarter, which is a 42.3% decline from the previous quarter.

ABNORMAL PORTFOLIO (*)

                                                                      R$ Million

                                           MAR 31, 05   DEC 31, 04   SEP 30, 04
                                           ----------   ----------   ----------
Abnormal Portfolio                              2,956        2,478        2,590
Total Allowance                                (3,288)      (3,054)      (3,027)
Excess of Allowance                               332          575          437

(*) Abnormal Portfolio is the total of installments overdue for more than 14 days.

COVERAGE RATIO (*)

                              [CHART APPEARS HERE]

                              Mar 31,03       189%
                              Jun 30,03       173%
                              Sep 30,03       189%
                              Dec 31,03       198%
                              Mar 31,04       202%
                              Jun 30,04       204%
                              Sep 30,04       210%
                              Dec 31,04       220%
                              Mar 31,05       221%

(*) Provision for Loan and Lease Losses/Total Non Performing Loans

MOVEMENTS OF CREDIT PORTFOLIO

                                                                      R$ Million

                                                                             1ST Q./05                        4TH Q./04
                                                               ---------------------------------  --------------------------------
                                                               INDIVIDUALS  BUSINESSES    TOTAL   INDIVIDUALS  BUSINESSES   TOTAL
                                                               -----------  ----------   -------  -----------  ----------  -------
Previous Balance                                                    20,181      27,226    47,407       17,228      27,582   44,810
Balance arising from the increased shareholding in Credicard.           -           -         -           799           -      799
New Contracts                                                        6,651      12,045    18,696        6,810      12,474   19,284
Debt Renegotiation                                                     264         372       636          276          61      337
Accrual/ Movements                                                  (1,438)       (876)   (2,314)      (1,108)     (1,398)  (2,506)
Settlement                                                          (2,637)    (10,288)  (12,925)      (3,570)    (11,283) (14,853)
Write-off                                                             (372)       (149)     (521)        (253)       (210)    (463)
Final Balance                                                       22,649      28,331    50,980       20,181      27,226   47,407

MOVEMENTS OF PROVISION FOR LOAN LOSSES

                                                                      R$ Million

                                                        1ST Q./05                                   4TH Q./04
                                       ------------------------------------------  ------------------------------------------
                                                                EXCEEDING                                   EXCEEDING
                                       INDIVIDUALS  BUSINESSES  ALLOWANCE   TOTAL  INDIVIDUALS  BUSINESSES  ALLOWANCE   TOTAL
                                       -----------  ----------  ---------  ------  -----------  ----------  ---------  ------
Previous Balance                            (1,484)       (569)    (1,000) (3,054)      (1,329)       (697)    (1,000) (3,027)
New Contracts                                 (200)       (131)         -    (331)        (406)       (175)         -    (581)
Debit Renegociation                           (124)        (18)         -    (142)        (143)        (24)         -    (166)
Risk Level Transfer                           (479)        (96)              (576)        (305)        (70)              (375)
Accrual/ Movements                              87          21                108           16        (205)              (189)
Settlement                                     209         125                335          456         421                877
Exceeding Allowance                              -           -       (150)   (150)           -           -                  -
Total                                         (507)        (98)      (150)   (756)        (382)        (52)         -    (434)
                                       -----------  ----------  ---------  ------  -----------  ----------  ---------  ------
Balance arising from the
 increased shareholding in Credicard.            -           -          -       -          (56)          -          -     (56)
Write-off                                      372         149          -     521          283         180          -     463
Final Balance                               (1,619)       (519)    (1,150) (3,288)      (1,484)       (569)    (1,000) (3,054)

14  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

BANKING SERVICE FEES

                                                                      R$ Million

                                                   1ST Q./05   4TH Q./04   VARIATION
                                                 -----------   ---------   ---------
Resources Management                                     398         376          22
  Mutual Fund Management Fees                            385         356          28
  Income from Administration of Consortium                13          19          (6)
Current Account Services                                 349         327          22
Credit Operations and Guarantees Provided                271         266           4
  Credit Operations                                      247         242           6
  Income from Guarantees Provided                         23          25          (1)
Collection Services                                      209         302         (93)
  Collection                                              95          97          (1)
  Interbank Fees (Bills, Checks and Documents)            49          48           1
  Tax Collection                                          65         156         (92)
Credit Cards                                             437         371          66
Others                                                   131         158         (26)
  Foreign Exchange Services                               12          10           3
  Brokerage Services                                      28          30          (2)
  Income from Inquiries of the Serasa Databases           39          38           1
  Custody Services and Managed Portfolios                 11          11           0
  Other Services                                          40          69         (28)
                                                 -----------   ---------   ---------
Total                                                  1,794       1,799         (5)

In the first quarter of 2005, Banking Service Fees totaled R$1,794 million, presenting a R$5 million decrease in relation to the R$1,799 million in the previous quarter.

Disregarding the fortuitous event that occurred in December 2004, when was recognized the R$124 million revenue for tax collection services provided for the INSS, which did not occurred in the first quarter of 2005, Banking Service Fees shows a significant growth of R$119 million in relation to the previous quarter, which is equivalent to 7.1%.

This growth was driven by Credit Card Revenues, which showed an increase of R$66 million. A major part of this growth is derived from the increase in Orbitall and Credicard Banco share that took place in the fourth quarter of 2004. In that quarter, the increased share only affected the results of two months in the case of Credicard and of one month in the case of Orbitall, while all three months of the first quarter of 2005 were affected.

Other items that showed significant growth were Mutual Funds Management Fees, with a balance of R$28 million. The growth arised from the larger volume of resources under management, coupled with the increase in interest rates, and Tax Collection Revenues, which grew R$32 million, disregarding, however, the one time event mentioned previously. This growth was caused by the seasonal effect of the receipt of taxes like IPVA, IPTU and DPVAT at the beginning of the year.

It is also important to point out the contribution from Current Account Revenues, which grew due to the price readjustment.

BANKING SERVICE FEES COVERAGE INDEX OVER NON INTEREST EXPENSES

                              [CHART APPEARS HERE]

               Non Interest     Personnel
                 Expenses        Expenses
               ------------     ---------
  2.Q./03          60%             168%
  3.Q./03          58%             154%
  4.Q./03          56%             162%
  1.Q./04          65%             182%
  2.Q./04          66%             184%
  3.Q./04          70%             178%
  4.Q./04          73%             198%
  1.Q./05          76%             190%

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and by Non
    Interest Expenses (Personnel Expenses, Others Administrative Expenses, Tax Expenses of CPMF and Others and Other Operating Expenses)

PRODUCTS PER CLIENT AND QUANTITIES : ACTIVE CLIENTS AND CURRENT ACCOUNTS

                              [CHART APPEARS HERE]

                                                                       (Million)

                         Dec.03    Mar.04   Jun.04   Sep.04   Dec.04   Mar.05
                         ------    ------   ------   ------   ------   -------
Products per Client         5.2       5.0      5.0      5.0      5.0      5.1
Active Clients             11.5      11.7     11.6     11.7     11.8     11.9
Current Accounts           14.4      14.6     14.8     13.9     13.9     14.1

15  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NON INTEREST EXPENSES

                                                                      R$ Million

                                                                                                           Variation
                                             1st Q./04   2nd Q./04   3rd Q./04  4th Q./04   1st Q./05  1.Q./05 - 4.Q./04
                                            ----------  ----------  ----------  ---------  ----------  -----------------
Personnel Expenses                                 773         791         845        910         955                 45
  Remuneration                                     437         453         486        506         517                 12
  Charges                                          133         140         152        158         163                  5
  Social Benefits                                  116         119         114        128         138                 10
  Training                                           8          14          11         15           8                 (7)
  Employee Resignation and Labor Claims             79          66          75         86         128                 42
  Single Bonus                                       -           0           8         17           -                (17)
                                            ----------  ----------  ----------  ---------  ----------  -----------------
Other Administrative Expenses                      996       1,034       1,041      1,218       1,103               (115)
                                            ----------  ----------  ----------  ---------  ----------  -----------------
  Data Processing and Telecommunication            266         262         267        282         276                 (6)
  Depreciation and Amortization                    137         139         136        191         145                (47)
  Premises                                         131         134         133        156         147                 (8)
  Third-Party Services                             138         159         168        195         193                 (2)
  Financial System Service                          78          80          81         85          82                 (3)
  Advertising, Promotions and Publications          56          72          74        103          62                (41)
  Transportation                                    47          43          46         49          46                 (3)
  Materials                                         31          35          39         38          36                 (2)
  Security                                          31          31          33         33          32                 (0)
  Legal and Judicial Suit                           17          15          11         22          18                 (4)
  Travel Expenses                                    8          11          12         15           9                 (6)
  Others                                            55          53          41         51          58                  7
                                            ----------  ----------  ----------  ---------  ----------  -----------------
Other Operating Expenses                           355         313         220        276         247                (29)
                                            ----------  ----------  ----------  ---------  ----------  -----------------
  Provision for contingencies                      203         165          80         86          86                 (0)
    Tax and Social Securities                       38          36          31         33          33                 (0)
    Civil Lawsuits                                 138          83          51         63          53                (10)
    Others                                          27          45          (3)       (10)          -                 10
  Sales - Credit Cards                              48          50          43         70          62                 (8)
  Claims                                            16          24          23         21          26                  5
  Others                                            88          74          74        100          74                (26)
                                            ----------  ----------  ----------  ---------  ----------  -----------------
Tax Expenses                                        58          54          55         75          76                  0
                                            ----------  ----------  ----------  ---------  ----------  -----------------
  CPMF                                              40          33          40         55          58                  3
  Other taxes                                       18          21          14         20          18                 (2)
                                            ----------  ----------  ----------  ---------  ----------  -----------------
Total Non Interest Expenses                      2,183       2,192       2,160      2,480       2,381                (99)
                                            ----------  ----------  ----------  ---------  ----------  -----------------
  (-) Itaucred (Vehicle + Credit Cards -
       Non-Account Holders + Taii)                (185)       (196)       (208)      (273)       (288)               (15)
  (-) Orbitall                                     (57)        (58)        (64)       (91)       (146)               (55)
Total New Ventures Effect                         (242)       (254)       (272)      (364)       (434)               (70)
                                            ----------  ----------  ----------  ---------  ----------  -----------------
Total Non Interest Expenses without the
  effect of new ventures                         1,941       1,939       1,889      2,116       1,947               (169)
                                            ----------  ----------  ----------  ---------  ----------  -----------------

Non Interest Expenses, which includes Personnel Expenses, Other Administrative Expenses, Other Operating Expenses and Tax Expenses (CPMF and Other Taxes), reached R$2,381 million in the first quarter of 2005, which represents a reduction of R$ 99 million, when compared to the R$2,480 million recorded in the last quarter of 2004.

New ventures were responsible for an increase of R$70 million in Non Interest Expenses, when compared to the fourth quarter of 2004, and resulted in expenditures of R$434 million in the first quarter of 2005, or 18.2% of the total of these expenses.

NON INTEREST EXPENSES

                              [CHART APPEARS HERE]

                                 Itaucred    Orbitall
                                 --------    --------
1st Q.04            1,941          185           57             2,183
2nd Q.04            1,939          196           58             2,192
3rd Q.04            1,889          208           64             2,160
4th Q.04            2,116          273           91             2,480
1st Q.05            1,947          288          146             2,381

In the current quarter, the Non Interest Expenses remained virtually stable when compared to the first quarter of the previous year, if the effect of the new ventures is disregarded, which demonstrates the efficiency of Itau's cost control.

PERSONNEL EXPENSES

Personnel Expenses totaled R$955 million, showing an increase over the R$910 million recorded in the last quarter of the previous year. This increase is due mainly to the Employee Resignation and Labor Claims items, which grew by R$42 million. Labor Claims were influenced by a program that provides additional indemnity for the termination of employees based on conditions of retirement.

16  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

This increase was offset with a reduction of R$ 17 million as a result of the bonus negotiated in the collective labor agreement, which occurred in the fourth quarter of 2004. It is important to point out that the increased share in Orbitall and in Credicard Banco produced an increase of R$ 26 million in Personnel Expenses in the current quarter. At the end of the month of March 2005 Itau had 44,992 employees. It is important to point out that, in spite of the reduction in the total number of employees, Taii showed an increase of 315 employees, showing the focus on expanding the granting of credit to segments not previously served by Itau; it should also be noted that the average cost of Taii employees is lower than the cost in Itau.

By the end of 2005, the hiring of another 5,000 employees for Taii is expected, including the collaborators from FIC (CBD) and from FAI (LASA).

OTHER ADMINSITRATIVE EXPENSES

Other Administrative Expenses totaled R$1,103 million in the first quarter of 2005, showing a decrease of R$115 million in relation to the R$1,218 million of the previous period.

One of the factors for this reduction is the seasonal effect of the reduction in marketing expenses that usually occurs at the beginning of each year. This seasonality caused a decrease of R$41 million in Expenses with Advertising, Promotions and Publications. Another item that is also influenced by seasonal factors is Premises, which showed a fall of R$8 million in this quarter.

In the current quarter, Itau introduced the accounting practice of fully depreciating assets with residual values below R$3,000.00. In 2004, Itau adopted this practice only in the fourth quarter.

OTHER OPERATING EXPENSES

In the first quarter of 2005, Other Operating Expenses reached R$247 million, a reduction of R$29 million in relation to the previous quarter. This reduction is attributed to the setting up of operating provisions for contingent liabilities that took place in the fourth quarter of 2004.

NUMBER OF EMPLOYEES(*)(**)

                              [CHART APPEARS HERE]

                       Itaucred   Orbitall
                       --------   --------
Mar/03        41,223     1.553                 42,776
Jun/03        40,808     1.454                 42,262
Sep/03        40,769     1.427                 42,196
Dec/03        41,072     1.378                 42,450
Mar/04        40,720     1.338                 42,058
Jun/04        40,617     1.589                 42,206
Sep/04        40,484     1.668                 42,152
Dec/04        40,341     2.163      2812       45,316
Mar/05        39,659     2.520      2813       44,992

(*) Includes Orbitall and Intercap bank's sales promotion company since Dec/04. (**) Credicard Banco and FIC, where Itau's share is 50%, are not included. In
     Mar.05 this companies had, respectively, 419 and 811 employees,

TAX EXPENSES FOR CPMF AND OTHERS

Tax Expenses for CPMF and Other Taxes totaled R$76 million in the first quarter, which is fairly consistent with the R$75 million recorded in the previous quarter.

EFFICIENCY RATIO

The efficiency ratio was 49.4% in the first quarter of 2005, which represents a
3.5 p.p. increase in relation to the previous quarter. This increase was already expected, since in the fourth quarter of 2004 the efficiency ratio reached 45.9% mainly due to occasional events that had a positive effect on the financial margin and banking service fees. Without these events, the ratio for the fourth quarter of 2004 would be 50.9%, which demonstrates an improvement in the ratio in this quarter.

EFFICIENCY RATIO

                              [CHART APPEARS HERE]

                           1.Q./03            47.5%
                           2.Q./03            54.6%
                           3.Q./03            56.3%
                           4.Q./03            59.9%
                           1.Q./04            58.0%
                           2.Q./04            55.8%
                           3.Q./04            52.5%
                           4.Q./04            45.9%
                           1.Q./05            49.4%

                         Non Interest Expenses(Personnel Expenses + Other Administrative Expenses + Other Operating Expenses +
                                                      Tax Expenses for CPMF and Others)
EFFICIENCY RATIO =  -------------------------------------------------------------------------------------------------------------
                    (Net Interest Income + Banking Service Fees + Partial Result of Insurance, Capitalization and Pension Plans +
                                              Other Operating Income - Tax Expenses of PIS/COFINS/ISS)

17  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NETWORK EVOLUTION (*)

                              [CHART APPEARS HERE]

              Mar/05     Dec/04     Sep/04     Jun/04     Mar/04     Dec/03     Sep/03    Jun/03   Mar/03
             --------   --------   --------   --------   --------   --------   --------   ------   ------
ATM            21,346     21,150     20,703     20,362     20,133     20,021     19,244   18,533   18,071
Branches        2,284      2,282      2,262      2,274      2,324      2,321      2,319    2,325    2,320
CSB               792        791        795        800        822        851        861      850      872
             --------   --------   --------   --------   --------   --------   --------   ------   ------
TOTAL          24,422     24,223     23,760     23,436     23,279     23,193     22,424   21,708   21,263
             --------   --------   --------   --------   --------   --------   --------   ------   ------

(*)  Includes Banco Itau Buen Ayre and Banco Itau BBA. Not includes Taii.

NUMBER OF TAII STORES

                              [CHART APPEARS HERE]

                 Jun/04      Sep/04      Dec/04      Mar/05
                 ------      ------      ------      ------
Own Store            7           14          29          52
FIC(CBD)             -            -           -           3
                 ------      ------      ------      ------
Total                7           14          29          55
                 ======      ======      ======      ======

Customer service locations totaled 24,422 in March 2005, against 24,223 in December 2004. The growth is due to Itau focusing on the expansion of its ATM network, which increased by 196 units in the period.

In the first quarter of 2005, the FIC finance company came into operation, as a result of the association between Itau and the Pao de Acucar Group (CBD). At the end of March 2005, FIC had already opened three stores, all of which operate with the Taii brand.

Besides FIC's three stores, Taii had 52 own stores (7 stores, 34 corners and 11 annexes) in the Greater Sao Paulo and Greater Rio de Janeiro regions.

The estimated quantity of Taii stores at the end of 2005 is 570, which is made up of 150 stores of its own, 250 FIC and 170 FAI. FAI is a finance company that resulted from the association between Itau and Lojas Americanas (LASA) and will come into operation in the second half of 2005.

INTERNET BANKING CLIENTS

                              [CHART APPEARS HERE]

                                                                    (In Million)

                            Clients who
                             used the
            Registered    service during
              clients        the month
            ----------    --------------
Mar.03          2.8            1.4
Jun.03          2.9            1.5
Sep.03          3.0            1.5
Dec.03          3.2            1.6
Mar.04          3.3            1.6
Jun.04          3.4            1.6
Sep.04          3.5            1.7
Dec.04          3.6            1.7
Mar.05          3.8            1.8

VOLUME OF SELF-SERVICE TRANSACTIONS

                                                           (Quantity in million)

                       ATM                                             HOME & OFFICE BANKING
             --------------------------------------------------------------------------------------------------------------
                                         AUTOMATED                                                        PURCHASE
                USUAL                   PROGRAMMED                                                      USING DEBIT
  PERIOD     TRANSACTION   WARNING (*)     DEBIT    ITAUFONE  BANKFONE  PC BANKING  INTERNET  ITAUFAX      CARD       TOTAL
-----------  -----------  ------------  ----------  --------  --------  ----------  --------  -------  ------------  ------
2002                 946           192         284       135        40          38       306       11            89   2,043
  1st Q./02          224            27          69        33        10          13        59        3            19     457
  2nd Q./02          225            46          70        38        10          11        71        3            20     494
  3rd Q./02          243            48          72        31        10           9        84        3            23     524
  4th Q./02          254            71          73        33        10           6        92        2            27     569
2003               1,033           586         302       145        41          13       427       10           121   2,677
  1st Q./03          260            67          75        37        10           5        95        2            26     576
  2nd Q./03          248           117          76        36        10           4        99        2            28     621
  3rd Q./03          254           151          75        36        11           3       111        2            30     675
  4th Q./03          271           251          76        36        10           1       121        2            36     805
2004               1,074           692         322       129        36           0       525        8           158   2,943
  1st Q./04          263           237          77        33         9           0       127        2            34     783
  2nd Q./04          258           139          78        32         8           0       130        2            37     686
  3rd Q./04          272           152          81        32         9           0       130        2            40     719
  4th Q./04          280           163          85        32         9           -       137        2            47     754
2005
  1st Q./05          277           156          88        30         9           -       149        2            45     756

(*) Transaction through warning screen on ATM.

18  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

AOLA OPERATION

The value of Itau's holding in America Online Latin American Inc. (AOLA), considering the market quotation of its stock at March 31, 2005, amounted to R$13 million. In Itau's Financial Statements on that same date, however, it had been fully provisioned for and, as a consequence, no future negative impacts on results should be shown.

There remains in the books, under Sundry Other Liabilities, R$163 million arising from amounts received in advance, relating to the contract for the provision of services existing between the parties. These amounts are accrued to income as, and when, the expenditure relating to the contracted services take place.

TAX EXPENSES FOR ISS, PIS AND COFINS

The 9.4% growth in tax expenses in the first quarter of 2005, when compared with the fourth quarter of 2004, was due to the increase in operating activities, as well as the effect of the increase in the participating interest in Orbitall and in Credicard. The increase in Credicard's shareholding, created an impact on the consolidated results for two months of the fourth quarter of 2004, while the alteration in Orbitall's shareholding, created an impact during one month in the consolidated results for the same period. In the first quarter of 2005, the three months of the period were impacted by the increased participating interests.

                                              R$ Million

             1ST Q./05   4TH Q./04   VARIATION      %
             ---------   ---------   ---------   ------
PIS/COFINS         286         265          21      7.9%
ISS                 64          55           9     16.6%
             ---------   ---------   ---------   ------
Total              350         320          30      9.4%
             ---------   ---------   ---------   ------

EQUITY IN THE EARNINGS OF ASSOCIATED COMPANIES

Equity in the earnings of associated companies added up to R$95 million in the first quarter of 2005, a 35.1% increase in relation to the previous quarter. This result is basically derived from the participating interest in Banco BPI S.A. The Impact of the introduction of IFRS in European Union countries is already reflected in our books, as much in the result of patrimonial equity of this quarter as in the net income accumulated in 31 of december of 2004, in total of R$ 87 millions, and refer basicaly to adjusts in pension plans.

                                                                   R$ Million

EQUITY IN INCOME OF AFFILIATES              1ST Q./05   4TH Q./04   VARIATION
----------------------------------------    ---------   ---------   ---------
Share of equity in affiliates - domestic            2           4          (2)
Share of equity in affiliates - foreign            93          40          52
                                            ---------   ---------   ---------
Total                                              95          44          51
                                            =========   =========   =========

NON-OPERATING RESULT

The non-operating result for the first quarter of 2005 reached R$6 million, which is a reduction of R$21 million in relation to the previous quarter. In the current quarter, we did not have the positive impact associated with the criteria revision for setting up a provision for the impairment of assets not in use that took place in the fourth quarter of 2004. During the fourth quarter of 2004, because of changes in market conditions, we made a reversal of part of the provisions that was previously set up relating to these expected impairments.

INCOME TAX AND SOCIAL CONTRIBUTION

The expenditure on Income Tax and Social Contribution on Net Income in the first quarter of 2005 was R$536 million, which is a reduction of 31.2% in relation to the fourth quarter of 2004. This decrease is due to the 28.5% reduction in the results before income tax and social contribution. Also during the fourth quarter of 2004 the Company was burdened by the inability to deduct the exchange rate variation on investments abroad and the taxation of the revenues from the financial instruments used to hedge these investments. The variation of the United States dollar was 0.4% in the first quarter of 2005, compared to a reduction of 7.1% in the fourth quarter of 2004.

                                                                      R$ Million

                                              1ST Q./05   4TH Q./04   VARIATION
                                              ---------   ---------   ---------
Income before Income Tax and Social
 Contribution                                     1,949       2,726        (777)
                                              ---------   ---------   ---------
Income Tax and Social Contribution at the
 rates of 25% and 9% respectively,(A)              (663)       (927)        264
                                              ---------   ---------   ---------
(Inclusions) Exclusions and Others(B)               127         148         (21)
  Exchange Variation on Investments Abroad          (13)       (116)        103
  Interest on Own Capital                           119         175         (56)
  Others                                             21          89         (69)
                                              ---------   ---------   ---------
  Income Tax and Social Contribution(A+B)          (536)       (779)        243
                                              ---------   ---------   ---------

One of the items that Itau's management manages is the level of tax credits in relation to net equity. The historical performance of this ratio since December 2000 is shown below.

TAX CREDITS X STOCKHOLDERS' EQUITY (%)

      Dec-00                  61.0%
      Mar-01
      Jun-01                  59.4%
      Sep-01
      Dec-01                  55.9%
      Mar-02
      Jun-02                  54.5%
      Sep-02
      Dec-02                  57.7%
      Mar-03
      Jun-03                  49.8%
      Sep-03
      Dec-03                  43.3%
      Mar-04
      Jun-04                  38.2%
      Sep-04
      Dec-04                  33.0%
      Mar-05                  34.3%

EXTRAORDINARY RESULT
The extraordinary negative result of R$142 million in the first quarter of 2005 is basically associated with the expenses of R$200 million (R$182 million net of the tax effects) arising from the full amortization of the goodwill paid in the process 019 of associating Itau with Lojas Americanas S.A.

19  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]         BANCO ITAU HOLDING FINANCEIRA S.A.

PRO FORMA FINANCIAL STATEMENTS

                             [GRAPHIC APPEARS HERE]

PRO FORMA FINANCIAL STATEMENTS

SEGMENTATION

We present below the new Itau segmentation structure. The results of recent investments and new strategic initiatives undertaken by the Bank will be aggregated under the Itaucred segment. Itaucred results will comprise those transactions carried out through channels intended for non-account holder customers, including Taii (consumer direct credit and consigned credit), Vehicles and Credit Cards. It should be stressed that the increase in our interests in Credicard has significantly expanded Itau's business opportunities, since the shareholders' agreement provides for taking advantage of cross-selling opportunities to non-account holder customers.

                              [CHART APPEARS HERE]

ALLOCATED CAPITAL

The pro forma financial statements were adjusted to account for the effects of the capital allocation base on a proprietary model which considers the credit, market and operating risks, as well as the regulatory framework and the level of capital expenditures.

This enabled the computation of the Return on Allocated Capital, which corresponds to a performance measure consistently adjusted to the capital required to support the risk from the asset positions assumed. The adjustments made to the balance sheet and income statement for the year are based on management information provided by the business units.

The "Corporation" column shows results associated with excess capital and subordinated debt, as well as the equity in the earnings of subsidiary and associated companies not related to the individual segments. The column also includes Minority Interest in income from subsidiary companies and Extraordinary Gains.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to each segment in proportion to Tier I capital levels, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate revenues arising from allocated capital. Finally, the costs of subordinated debt and related remuneration at market prices were proportionately allocated to the segments in accordance with Tier I allocated capital.

The schedule below describes the changes made for the financial statements to reflect the impacts of the allocation of regulatory capital.

                     ADJUSTMENTS TO THE FINANCIAL STATEMENTS

                              [CHART APPEARS HERE]

21  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS

The following tables are based on the pro forma financial statements of Itaubanco, Itau BBA and Itaucred, using internally generated information, in such a way as to more accurately reflect the activity of the business units.

ON MARCH 31, 2005

                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     ------------------------------------------------------------------
                   ASSETS                              ITAUBANCO     ITAU BBA     ITAUCRED     CORPORATION      ITAU
--------------------------------------------------   ------------   ----------   ----------   ------------   ----------
Current and Long-Term Assets                              117,409       40,843       10,221          4,676      143,404
Cash and Cash Equivalents                                   1,892           71            -              0        1,963
Short-term Interbank Deposits                              33,144       13,519            -            168       22,002
  Short-term Interbank Deposits - Intercompany             14,867        9,797            -              -            -
  Other                                                    18,277        3,722            -            168       22,002
Securities                                                 20,300        7,124            -          4,232       29,750
Interbank and Interbranch Accounts                         11,911           39            -              0       11,932
Loan Operations                                            20,451       17,168       10,072              -       47,692
Other Assets                                               29,711        2,922          149            275       30,065
Permanent Assets                                            2,186           76           54            682        2,998
                                                     ------------   ----------   ----------   ------------   ----------
TOTAL ASSETS                                              119,595       40,919       10,275          5,358      146,403
                                                     ------------   ----------   ----------   ------------   ----------

                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     ------------------------------------------------------------------
                 LIABILITIES                           ITAUBANCO     ITAU BBA     ITAUCRED     CORPORATION      ITAU
--------------------------------------------------   ------------   ----------   ----------   ------------   ----------
Current and Long-Term Liabilities                         111,972       37,673        9,169          1,454      130,524
Deposits                                                   45,291       19,099            -              -       44,025
  Deposits - Intercompany                                   5,506       14,867            -              -            -
  Other                                                    39,785        4,232            -              -       44,025
Securities Repurchase Agreements                           10,901        3,179        7,753              -       17,367
  Securities Repurchase Agreements - Intercompany           4,291            -            -              -            -
  Other                                                     6,610        3,179        7,753              -       17,367
Funds from Acceptances and Issue of Securities              3,857          884            -              -        3,750
Interbank and Interbranch Accounts                          1,790          313            -              -        2,085
Borrowings                                                  2,624        7,603            -              -       10,229
Derivative Financial Instruments                            2,303          769            -              0        2,243
Other Liabilities                                          33,651        5,828        1,413          1,454       39,271
Technical Provisions                                       11,554            -            -              -       11,554
Deferred Income                                                35           11            -              -           45
Minority Interest in Subsidiaries                               -            -            -          1,205        1,205
Allocated Capital Level I                                   7,588        3,235        1,106          2,699       14,629
                                                     ------------   ----------   ----------   ------------   ----------
TOTAL LIABILITIES                                         119,595       40,919       10,275          5,358      146,403
                                                     ------------   ----------   ----------   ------------   ----------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT

                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     ------------------------------------------------------------------
                 1st QUARTER/05                        ITAUBANCO     ITAU BBA     ITAUCRED     CORPORATION      ITAU
--------------------------------------------------   ------------   ----------   ----------   ------------   ----------
NET INTEREST MARGIN                                         2,044          370          445            202        3,061

  Result from Loan Losses                                    (481)          67         (120)           (60)        (593)
    Provision for Loan and Lease Losses                      (577)         (22)        (157)             -         (756)
    Credits Recoveries and Renegotiated                        96           89           38            (60)         162

NET INCOME FROM FINANCIAL OPERATIONS                        1,563          437          326            142        2,468

OTHER OPERATING INCOME (EXPENSES)                            (397)         (58)        (136)            66         (525)
    Banking Service Fees                                    1,543           80          172             (1)       1,794
    Partial Result of Insurance, Capitalization
     and Pension Plans                                        206            -            -              -          206
    Non-Interest Expenses                                  (1,955)        (130)        (288)            (7)      (2,381)
    Taxes Expenses for ISS, PIS and COFINS                   (263)         (23)         (34)           (30)        (350)
    Equity in the Earnings of Associated Companies              -            -            -             95           95
    Other Operating Income                                     72           15           14             10          112

OPERATING INCOME                                            1,166          379          190            209        1,943
  Non-Operating Income                                          9            0           (2)            (1)           6

INCOME BEFORE TAX                                           1,175          379          188            207        1,949
Income Tax and Social Contribution                           (344)        (103)         (56)           (33)        (536)
Extraordinary Results                                           -            -            -           (142)        (142)
Profit Sharing                                                (64)         (19)          (8)            (1)         (92)
Minority Interests                                              -            -            -            (38)         (38)

  NET INCOME                                                  768          257          123             (7)       1,141
                                                     ------------   ----------   ----------   ------------   ----------
(ROE) - Return over Level I Allocated Capital                47.0%        35.8%        52.4%          -1.0%        35.1%
                                                     ------------   ----------   ----------   ------------   ----------
Efficiency Ratio                                             54.3%        29.4%        48.2%           4.0%        49.4%
                                                     ------------   ----------   ----------   ------------   ----------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other
      Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

22  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS

ON DECEMBER 31, 2004

                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     ------------------------------------------------------------------
                   ASSETS                              ITAUBANCO     ITAU BBA     ITAUCRED     CORPORATION      ITAU
--------------------------------------------------   ------------   ----------   ----------   ------------   ----------
Current and Long-Term Assets                               98,901       33,826        8,809          5,826      127,220
Cash and Cash Equivalents                                   1,809          115            -              0        1,930
Short-term Interbank Deposits                              28,022        8,409            -            150       19,747
  Short-term Interbank Deposits - Intercompany             11,122        5,658            -              -            -
  Other                                                    16,900        2,751            -            150       19,747
Securities                                                 18,303        7,646            -          5,182       29,176
Interbank and Interbranch Accounts                         10,761          129            -              0       10,878
Loan Operations                                            18,830       16,832        8,691              -       44,354
Other Assets                                               21,295          694          118            494       21,135
Permanent Assets                                            2,272           76           54            771        3,119
                                                     ------------   ----------   ----------   ------------   ----------
TOTAL ASSETS                                              101,119       33,902        8,863          6,597      130,339
                                                     ------------   ----------   ----------   ------------   ----------

                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     ------------------------------------------------------------------
                  LIABILITIES                          ITAUBANCO     ITAU BBA     ITAUCRED     CORPORATION      ITAU
--------------------------------------------------   ------------   ----------   ----------   ------------   ----------
Current and Long-Term Liabilities                          94,214       30,697        7,888          2,470      115,127
Deposits                                                   41,703       15,093            -              -       42,030
  Deposits - Intercompany                                   3,620       11,122            -              -            -
  Other                                                    38,083        3,971            -              -       42,030
Securities Repurchase Agreements                            9,533        2,510        6,121              -       16,098
  Securities Repurchase Agreements - Intercompany           2,038            -            -              -            -
  Other                                                     7,495        2,510        6,121              -       16,098
Funds from Acceptances and Issue of Securities              3,558          838            -              -        3,431
Interbank and Interbranch Accounts                            885          205            -              -        1,078
Borrowings                                                  2,328        8,190            -              -       10,518
Derivative Financial Instruments                              908        1,150            -              1        1,173
Other Liabilities                                          24,276        2,712        1,767          2,469       29,775
Technical Provisions                                       11,023            -            -              -       11,023
Deferred Income                                                36           11            -              -           47
Minority Interest in Subsidiaries                               -            -            -          1,193        1,193
Allocated Capital Level I                                   6,868        3,194          975          2,934       13,971
                                                     ------------   ----------   ----------   ------------   ----------
TOTAL LIABILITIES                                         101,119       33,902        8,863          6,597      130,339
                                                     ------------   ----------   ----------   ------------   ----------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT

                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     ------------------------------------------------------------------
                4th QUARTER/04                         ITAUBANCO     ITAU BBA     ITAUCRED     CORPORATION      ITAU
--------------------------------------------------   ------------   ----------   ----------   ------------   ----------
NET INTEREST MARGIN                                         2,635          464          337            188        3,624

  Result from Loan Losses                                    (257)          31          (41)             -         (267)
    Provision for Loan and Lease Losses                      (364)          27          (97)             -         (434)
    Credits Recoveries and Renegotiated                       107            4           56              -          167

NET INCOME FROM FINANCIAL OPERATIONS                        2,378          495          296            188        3,358

OTHER OPERATING INCOME (EXPENSES)                            (423)         (89)        (149)             2         (659)
  Banking Service Fees                                      1,568           84          148             (1)       1,799
  Partial Result of Insurance, Capitalization
   and Pension Plans                                          190            -            -              -          190
  Non-Interest Expenses                                    (2,045)        (159)        (273)            (5)      (2,480)
  Taxes Expenses for ISS, PIS and COFINS                     (225)         (30)         (33)           (37)        (320)
  Equity in the Earnings of Associated Companies                -            -            -             44           44
  Other Operating Income                                       89           16            8              0          107

OPERATING INCOME                                            1,956          406          147            189        2,699
  Non-Operating Income                                         27            1           (0)             0           27

INCOME BEFORE TAX                                           1,982          407          147            189        2,726
Income Tax and Social Contribution                           (581)        (151)         (39)            (7)        (779)
Extraordinary Results                                           -            -            -           (794)        (794)
Profit Sharing                                                (69)         (14)          (2)            (1)         (87)
Minority Interests                                              -            -            -            (36)         (36)

  NET INCOME                                                1,332          242          105           (648)       1,030
                                                     ------------   ----------   ----------   ------------   ----------
(ROE) - Return over Level I Allocated Capital               103.2%        33.9%        50.7%         -63.2%        32.9%
                                                     ------------   ----------   ----------   ------------   ----------
Efficiency Ratio                                             48.0%        29.7%        59.2%           3.4%        45.9%
                                                     ------------   ----------   ----------   ------------   ----------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other
      Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

23  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

FINANCIAL STATEMENTS PER SEGMENT

Below are the balance sheets and statements of income for the Banking, Credit Card - Account Holders, Insurance, Pension Plan and Capitalization segments of Itaubanco, which have been adjusted to reflect the impacts of capital allocation to each segment (pro forma).

ON MARCH 31, 2005

                                                                      R$ Million

                                                                                      ITAUBANCO
                                                     --------------------------------------------------------------------------
                                                                  CREDIT CARDS -    INSURANCE,
                                                                  NON-ACCOUNTING   PENSION AND
                  ASSETS                              BANKING         HOLDERS     CAPITALIZATION                   CONSOLIDATED
--------------------------------------------------   ----------   --------------  --------------                   ------------
Current and Long-Term Assets                            104,899            4,409          13,788                        117,409
Cash and Cash Equivalents                                 1,884               29              32                          1,892
Short-term Interbank Deposits                            34,057              478             637                         33,144
Securities                                                7,636              790          11,694                         20,300
Interbank and Interbranch Accounts                       11,911                -               -                         11,911
Loan Operations                                          21,073            2,335               -                         20,451
Other Assets                                             28,339              777           1,425                         29,711
Permanent Assets                                          1,896              172             221                          2,186
                                                     ----------   --------------  --------------                   ------------
TOTAL ASSETS                                            106,794            4,581          14,009                        119,595
                                                     ----------   --------------  --------------                   ------------

                                                                      R$ Million

                                                                                      ITAUBANCO
                                                     --------------------------------------------------------------------------
                                                                  CREDIT CARDS -    INSURANCE,
                                                                  NON-ACCOUNTING   PENSION AND
               LIABILITIES                            BANKING         HOLDERS     CAPITALIZATION                   CONSOLIDATED
--------------------------------------------------   ----------   --------------  --------------                   ------------
Current and Long-Term Liabilities                        99,898            4,124          12,718                        111,972
Deposits                                                 45,228                -               -                         45,291
Securities Repurchase Agreements                         11,725                -               -                         10,901
Funds from Acceptances and Issue of Securities            3,857                -               -                          3,857
Interbank and Interbranch Accounts                        1,790                -               -                          1,790
Borrowings                                                2,624              157               -                          2,624
Derivative Financial Instruments                          2,295                -               0                          2,303
Other Liabilities                                        32,377            3,967           1,164                         33,651
Technical Provisions                                          -                -          11,554                         11,554
Deferred Income                                              68                -               0                             35
Allocated Capital Level I                                 6,829              457           1,291                          7,588
                                                     ----------   --------------  --------------                   ------------
TOTAL LIABILITIES                                       106,794            4,581          14,009                        119,595
                                                     ----------   --------------  --------------                   ------------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT

                                                                      R$ Million

                                                                                      ITAUBANCO
                                                     --------------------------------------------------------------------------
                                                                                                    PORTFOLIO
                                                                  CREDIT CARDS-     INSURANCE,        UNDER
                                                                       NON-       CAPITALIZATION    MANAGEMENT
                                                                    ACCOUNTING      AND PENSION     AND MUTUAL
               1st QUARTER/05                          BANKING       HOLDERS          PLANS           FUNDS        CONSOLIDATED
--------------------------------------------------   ----------   -------------   --------------   ------------    ------------
NET INTEREST MARGIN                                       1,711             210              123              -           2,044
  Result from Loan Losses                                  (443)            (38)               -              -            (481)
    Provision for Loan and Lease Losses                    (525)            (51)               -              -            (577)
    Credits Recoveries and Renegotiated                      82              14                -              -              96

NET INCOME FROM FINANCIAL OPERATIONS                      1,268             172              123              -           1,563

OTHER OPERATING INCOME (EXPENSES)                          (607)             53               51            106            (397)
    Banking Service Fees                                    728             384               36            396           1,543
    Transfer to Banking                                     185               -                -           (185)              -
    Result from Op. of Insurance, Capitalization
     and Pension Plans                                       23               -              183              -             206
    Non-Interest Expenses                                (1,427)           (297)            (144)           (86)         (1,955)
    Taxes Expenses for ISS, PIS and COFINS                 (186)            (34)             (25)           (18)           (263)
    Other Operating Income                                   70               1                2              -              72

OPERATING INCOME                                            661             225              174            106           1,166
  Non-Operating Income                                        2               2                5              -               9

INCOME BEFORE TAX                                           662             228              179            106           1,175
Income Tax and Social Contribution                         (182)            (80)             (46)           (36)           (344)
Profit Sharing                                              (11)            (43)              (1)            (9)            (64)

  NET INCOME                                                469             105              132             61             767
                                                     ----------   -------------   --------------                   ------------
(ROE) - Return over Level I Allocated Capital              30.5%          129.5%            47.5%                          47.0%
                                                     ----------   -------------   --------------                   ------------
Efficiency Ratio                                           56.4%           53.0%            45.4%                          54.3%
                                                     ----------   -------------   --------------                   ------------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other
      Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

24  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

ON DECEMBER 31, 2004

                                                                      R$ Million

                                                                                     ITAUBANCO
                                                     --------------------------------------------------------------------------
                                                                  CREDIT CARDS-
                                                                      NON-          INSURANCE,
                                                                   ACCOUNTING       PENSION AND
                  ASSETS                              BANKING        HOLDERS      CAPITALIZATION                   CONSOLIDATED
--------------------------------------------------   ----------   -------------   --------------                   ------------
Current and Long-Term Assets                             83,589           4,738           13,265              -          98,901
Cash and Cash Equivalents                                 1,776              29               31              -           1,809
Short-term Interbank Deposits                            28,926             433              625              -          28,022
Securities                                                6,010             786           11,143              -          18,303
Interbank and Interbranch Accounts                       10,761               -                -              -          10,761
Loan Operations                                          16,346           2,510                -              -          18,830
Other Assets                                             19,889             980            1,466              -          21,177
Permanent Assets                                          1,756             180              223              -           2,218
                                                     ----------   -------------   --------------   ------------    ------------
TOTAL ASSETS                                             85,294           4,914           13,488              -         101,119
                                                     ----------   -------------   --------------   ------------    ------------

                                                                                     ITAUBANCO
                                                     --------------------------------------------------------------------------
                                                                  CREDIT CARDS-
                                                                      NON-          INSURANCE,
                                                                   ACCOUNTING       PENSION AND
               LIABILITIES                            BANKING        HOLDERS      CAPITALIZATION                   CONSOLIDATED
--------------------------------------------------   ----------   -------------   --------------                   ------------
Current and Long-Term Liabilities                        79,222           4,490           12,299              -          94,214
Deposits                                                 41,901               -                -              -          41,703
Securities Repurchase Agreements                          9,546               9                -              -           9,533
Funds from Acceptances and Issue of Securities            3,558               -                -              -           3,558
Interbank and Interbranch Accounts                          885               -                -              -             885
Borrowings                                                2,183             161                -              -           2,328
Derivative Financial Instruments                            894               -                3              -             908
Other Liabilities                                        20,254           4,320            1,273              -          24,276
Technical Provisions                                          -               -           11,023              -          11,023
Deferred Income                                              71               -                0              -              36
Allocated Capital Level I                                 6,001             424            1,189              -           6,868
                                                     ----------   -------------   --------------   ------------    ------------
TOTAL LIABILITIES                                        85,294           4,914           13,488              -         101,119
                                                     ----------   -------------   --------------   ------------    ------------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT

                                                                      R$ Million

                                                                                       ITAUBANCO
                                                     --------------------------------------------------------------------------
                                                                                                    PORTFOLIO
                                                                  CREDIT CARDS-     INSURANCE,        UNDER
                                                                       NON-       CAPITALIZATION    MANAGEMENT
                                                                    ACCOUNTING      AND PENSION     AND MUTUAL
               4th QUARTER/04                          BANKING       HOLDERS          PLANS           FUNDS        CONSOLIDATED
--------------------------------------------------   ----------   -------------   --------------   ------------    ------------
NET INTEREST MARGIN                                       2,313             207              115              -           2,635

  Result from Loan Losses                                  (215)            (41)               -              -            (257)
    Provision for Loan and Lease Losses                    (306)            (58)               -              -            (364)
    Credits Recoveries and Renegotiated                      90              17                -              -             107

NET INCOME FROM FINANCIAL OPERATIONS                      2,098             165              115              -           2,378

OTHER OPERATING INCOME (EXPENSES)                          (449)            (52)               9             70            (423)
    Banking Service Fees                                    893             277               34            364           1,568
    Transfer to Banking                                     178               -                -           (178)              -
    Result from Op. of Insurance, Capitalization
     and Pension Plans                                       40               -              151              -             190
    Non-Interest Expenses                                (1,507)           (287)            (152)           (99)         (2,045)
    Taxes Expenses for ISS, PIS and COFINS                 (146)            (38)             (23)           (18)           (225)
    Other Operating Income                                   93              (4)               -              -              89

OPERATING INCOME                                          1,649             113              124             70           1,956
  Non-Operating Income                                       20               1                5              -              27

INCOME BEFORE TAX                                         1,669             114              129             70           1,982
Income Tax and Social Contribution                         (496)            (39)             (23)           (24)           (581)
Profit Sharing                                              (49)             (7)              (6)            (7)            (69)

  NET INCOME                                              1,123              69              101             38           1,332
                                                     ----------   -------------   --------------                   ------------
(ROE) - Return over Level I Allocated Capital              98.6%           82.8%            38.5%                         103.2%
                                                     ----------   -------------   --------------                   ------------
Efficiency Ratio                                           44.7%           64.9%            55.1%                          48.0%
                                                     ----------   -------------   --------------                   ------------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other
      Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

25  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - BANKING

The statement of income of the Banking segment of Itaubanco, shown below, is based on Banco Itau's pro forma financial statements.

                                                                      R$ Million

                                                                                    NONRECURRING      4TH Q./04
               ITAUBANCO - BANKING                    1ST Q./05      4TH Q./04          ITENS          ADJUSTED       VARIATION
--------------------------------------------------    ---------      ----------     ------------      ---------       ---------
NET INTEREST MARGIN                                       1,711           2,313              612          1,701              10

  Result from Loan Losses                                  (443)           (215)               -           (215)           (227)
    Provision for Loan and Lease Losses                    (525)           (306)               -           (306)           (219)
    Credits Recoveries and Renegotiated                      82              90                -             90              (8)

NET INCOME FROM FINANCIAL OPERATIONS                      1,268           2,098              612          1,486            (218)

OTHER OPERATING INCOME (EXPENSES)                          (607)           (449)             124           (573)            (34)
    Banking Service Fees                                    913           1,071              124            947             (34)
    Result from Op. of Insurance, Capitalization
     and Pension Plans                                       23              40                -             40             (16)
    Non-Interest Expenses                                (1,427)         (1,507)               -         (1,507)             80
    Taxes Expenses for ISS, PIS and COFINS                 (186)           (146)               -           (146)            (40)
    Other Operating Income                                   70              93                -             93             (23)

OPERATING INCOME                                            661           1,649              736            913            (252)
Non-Operating Income                                          2              20                -             20             (18)

INCOME BEFORE TAX                                           662           1,669              736            933            (270)
Income Tax and Social Contribution                         (182)           (496)            (250)          (246)             64
Profit Sharing                                              (11)            (49)               -            (49)             39

  NET INCOME                                                469           1,123              486            637            (168)

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other
      Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The analysis that follows takes into consideration the information for the first quarter of 2005 compared to the adjusted results for the fourth quarter (excluding any non recurring items).

The Banking segment of Itaubanco's net income totaled R$ 469 million in the first quarter of 2005, corresponding to a 26.4% decline from the previous quarter.

In the first quarter of 2005, the financial margin of the Banking segment was R$ 1,711 million, consistent with the R$ 1,701 margin recorded in the previous quarter. The growth in the micro, small and medium businesses credit portfolio helped to expand the financial margin on credit transactions. However, treasury and gap management results showed a decline in the quarter, which was partially offset by the tax effects on hedge transactions.

Results from doubtful loans in the first quarter of 2005 amounted to R$ 443 million, increasing by R$ 227 million from the previous quarter. In the first quarter of 2005, the balance of the Banking segment provision in excess of the minimum required by the bank system authorities was increased by R$ 132 million. Furthermore, a portion of the doubtful loan provision expenses arise from changes introduced in the risk rating criteria for certain Individual customers, as well as the effects of the evolution of overdue loans.

Non interest expenses totaled R$ 1,427 million in the quarter, which is a R$ 80 million decrease as compared to the previous quarter. This decline relates to the seasonal reduction in marketing expenses, as well as to a new accounting policy adopted with respect to the appropriation of the depreciation of goods whose net value is under R$ 3,000.00.

Non operating results for the first quarter of 2005 posted a R$ 18 million change compared to the previous quarter. In the previous quarter, goods not for use (to be sold) were revalued and, as a consequence, a R$ 12 million reversal was recorded in the related provisions.

Finally, net Income Tax and Social Contribution expenses decreased, as a result of the tax effect of derivative currency hedging transactions on investments abroad.

26  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

CREDIT CARDS

The pro-forma financial statements below were prepared based on Itau internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account holding customers, including Itaucard, Orbitall e Redecard.

                                                                      R$ Million

                                          1ST Q./05    4TH Q./04    VARIATION
                                         ----------   ----------   ----------
Net Interest Margin                             210          207            3
Result from Loan Losses                         (38)         (41)           3
  Provision for Loan and Lease Losses           (51)         (58)           7
  Credits Recoveries and Renegotiated            14           17           (4)
Net Income from Financial Operations            172          165            7
Other Operating Income / Expenses                53          (52)         105
  Service Fees                                  384          277          107
  Non-Interest Expenses                        (297)        (287)         (11)
  Tax Expenses for ISS, PIS and COFINS          (34)         (38)           4
  Other Operating Income                          1           (4)           5
Operating Income                                225          113          112
  Non-Operating Income                            2            1            1
Income Before Tax                               228          114          113
  Income Tax and Social Contribution            (80)         (39)         (41)
  Profit Sharing                                (43)          (7)         (36)
Net Income                                      105           69           36

Net income generated by the Credit Card - Current Account Holders segment reached R$105 million in the first quarter of 2005, a 51.1% increase when compared with the previous quarter.

The financial margin showed slight growth, even with the great volume of financing, because there was a reduction in the spread, due to constant increases in the funding rate (CDI). The lower volume of financing, typical of the first quarter, had a positive impact on the allowance for loan losses, requiring less expenditure on the general setting up allowance.

Service income showed remarkable growth, due basically to the increase in the participating interest in Orbitall, which took place in the fourth quarter but produced an effect in one month only (Dec/04). This increase was coupled with greater service fee income (processing) at Orbitall. Non-recurring interest expenses were slightly higher, also due the effect of the increase in the share of ownership mentioned above.

QUANTITY OF CREDIT CARDS AND MARKET SHARE

                              [CHART APPERARS HERE]

                                Dec/03  Mar/04  Jun/04  Sep/04  Dec/04  Mar/05
                                ------  ------  ------  ------  ------  ------
Market Share (%)                  12.2%   12.1%   12.4%   13.0%   13.5%   14.1%
Number of Credit Cards
 (thousand)                      5,780   5,951   6,261   6,639   7,085   7,518

The card base increased itself from 7,085 thousand in December 2004 to 7,518 thousand in March 2005, which shows 6.1% growth in the first quarter of 2005.

The volume of transactions in the period totaled R$3,6 billion, a fall of 9.4% when compared with the previous quarter.

VOLUME OF TRANSACTIONS

                              [CHART APPEARS HERE]

                                                                      R$ Million

                           4th Q./03          3,048
                           1st Q./04          2,710
                           2nd Q./04          2,996
                           3rd Q./04          3,236
                           4th Q./04          4,013
                           1st Q./05          3,636

In March 2005, Itaucard had a level of active accounts (accounts that are billed) of 81.5%, of which 79.7% had transactions in the last month. The average turnover in the quarter was R$1,021.60 per account.

QUANTITY OF CREDIT CARDS BY BRAND - MAR 31, 05

                              [CHART APPEARS HERE]

                           Mastercard         66.9%
                           Visa               31.9%
                           Diners              1.3%

27  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

The pro forma financial statements below were prepared based on Itau internal management information and are intended to identify the performance of the insurance businesses.

ON MARCH 31, 2005

                                                                      R$ Million

                  ASSETS                              INSURANCE      PENSION PLAN    CAPITALIZATION   CONSOLIDATED
--------------------------------------------------   ------------   --------------   --------------   ------------
Current and Long-Term Assets                                2,224           10,424            1,208         13,788
  Cash and Cash Equivalents                                    27                5                0             32
  Securities                                                1,063           10,158            1,194         12,331
  Other Assets                                              1,134              260               14          1,425
Permanent Assets                                              169                6               54            221
                                                     ------------   --------------   --------------   ------------
TOTAL ASSETS                                                2,393           10,429            1,262         14,009
                                                     ------------   --------------   --------------   ------------

                 LIABILITIES                          INSURANCE      PENSION PLAN    CAPITALIZATION   CONSOLIDATED
--------------------------------------------------   ------------   --------------   --------------   ------------
Current and Long-Term Liabilities                           1,993            9,662            1,138         12,718
  Technical Provisions - Insurance                          1,128              278                -          1,406
  Technical Provisions - Pension Plan                           1            9,113                -          9,114
  Technical Provisions - Capitalization                         -                -            1,039          1,033
  Other Liabilities                                           864              271               99          1,164
Allocated Capital Level I                                     400              767              124          1,291
                                                     ------------   --------------   --------------   ------------
TOTAL LIABILITIES                                           2,393           10,429            1,262         14,009
                                                     ------------   --------------   --------------   ------------

STATEMENT OF INCOME OF THE SEGMENT

                                                                      R$ Million

                1ST QUARTER/2005                      INSURANCE      PENSION PLAN    CAPITALIZATION   CONSOLIDATED
--------------------------------------------------   ------------   --------------   --------------   ------------
Revenues from Insurance, Pension Plans and
 Capitalization                                               435              734              194          1,362
  Revenues from Insurance                                     435               76                -            511
  Revenues from Pension Plans                                   -              659                -            659
  Revenues from Capitalization                                  -                -              194            193
Changes in Technical Reserves                                   3             (241)            (144)          (382)
  Insurance                                                     3               15                -             18
  Pension Plans                                                 -             (256)               -           (256)
  Capitalization                                                -                -             (144)          (144)
Pension Plan Benefits Expenses                                  -             (395)               -           (395)
Earned Premiums                                               438               91                -            529
Result of Pension Plans and Capitalization                      -                7               50             55
Retained Claims                                              (264)             (30)               -           (295)
Selling Expenses                                              (86)             (14)              (8)          (108)
Other Operating Income/(Expenses) of Insurance
 Operations                                                     7               (6)              (1)             1
Service Fees                                                    -               36                -             36
Non-Interest Expenses                                         (80)             (33)             (30)          (143)
Tax Expenses of ISS, PIS and COFINS                           (14)              (7)              (4)           (25)
Financial Margin                                               42               62               26            123
Operating Income                                               42              106               32            174
Non-Operating Income                                            2                0                2              5
Income Before Income Tax and Social Contribution               45              107               34            179
Income Tax/Social Contribution                                (11)             (27)             (10)           (46)
Profit Sharing                                                 (1)              (0)               -             (1)
NET INCOME                                                     33               79               24            132

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
      All the information related to VGBL was classified among the pension plan products.
      Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes and Other Operating Expenses.

28  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

ON DECEMBER 31, 2004

                                                                      R$ Million

                  ASSETS                              INSURANCE      PENSION PLAN    CAPITALIZATION   CONSOLIDATED
--------------------------------------------------   ------------   --------------   --------------   ------------
Current and Long-Term Assets                                2,269            9,839            1,232         13,265
  Cash and Cash Equivalents                                    22                9                0             31
  Securities                                                1,099            9,533            1,217         11,768
  Other Assets                                              1,148              297               15          1,466
Permanent Assets                                              172                5               53            223
                                                     ------------   --------------   --------------   ------------
TOTAL ASSETS                                                2,441            9,844            1,285         13,488
                                                     ------------   --------------   --------------   ------------

                 LIABILITIES                          INSURANCE      PENSION PLAN    CAPITALIZATION   CONSOLIDATED
--------------------------------------------------   ------------   --------------   --------------   ------------
Current and Long-Term Liabilities                           2,085            9,131            1,165         12,299
  Technical Provisions - Insurance                          1,124              289                -          1,413
  Technical Provisions - Pension Plan                           -            8,565                -          8,565
  Technical Provisions - Capitalization                         -                -            1,050          1,045
  Other Liabilities                                           961              277              115          1,276
Allocated Capital Level I                                     356              713              121          1,189
                                                     ------------   --------------   --------------   ------------
TOTAL LIABILITIES                                           2,441            9,844            1,285         13,488
                                                     ------------   --------------   --------------   ------------

STATEMENT OF INCOME OF THE SEGMENT

                                                                      R$ Million

                4TH QUARTER / 2005                    INSURANCE      PENSION PLAN    CAPITALIZATION   CONSOLIDATED
--------------------------------------------------   ------------   --------------   --------------   ------------
Revenues from Insurance, Pension Plans and
 Capitalization                                               437            1,027              235          1,695
  Revenues from Insurance                                     437              105                -            540
  Revenues from Pension Plans                                   -              922                -            922
  Revenues from Capitalization                                  -                -              235            234
Changes in Technical Reserves                                 (36)            (638)            (180)          (843)
  Insurance                                                   (36)             (15)               -            (51)
  Pension Plans                                                 -             (622)               -           (622)
  Capitalization                                                -                -             (180)          (170)
Pension Plan Benefits Expenses                                  -             (316)               -           (312)
Earned Premiums                                               401               89                -            489
Result of Pension Plans and Capitalization                      -              (16)              55             51
Retained Claims                                              (255)             (13)               -           (266)
Selling Expenses                                              (82)             (14)              (7)          (103)
Other Operating Income/(Expenses) of Insurance
 Operations                                                   (11)              (1)               -            (19)
Service Fees                                                    -               34                -             34
Non-Interest Expenses                                         (68)             (49)             (31)          (152)
Tax Expenses of ISS, PIS and COFINS                           (13)              (6)              (4)           (23)
Financial Margin                                               35               57               26            115
Operating Income                                                7               81               39            124
Non-Operating Income                                            4                0                2              5
Income Before Income Tax and Social Contribution               11               82               41            130
Income Tax/Social Contribution                                  2              (14)             (12)           (23)
Profit Sharing                                                 (6)              (0)               -             (6)
NET INCOME                                                      7               67               29            101

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
      All the information related to VGBL was classified among the pension plan products.
      Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes and Other Operating Expenses.

29  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

INSURANCE

The pro forma net income of the insurance companies grew by R$26 million in the quarter to reach R$ 33 million, chiefly as a result of the increase in earned premiums.

In the first quarter of 2005, earned premiums totaled R$ 529 million, compared to R$ 489 million in the previous quarter, with an increase in the automobile and property risks lines, and a decline in transportation line. The growth in DPVAT earned premiums in the first quarter is attributable to seasonal factors.

The automobile line achieved R$ 207 million in earned premiums in the first quarter of 2005, which is a 1.1% increase compared to the fourth quarter of 2004.

Life insurance reached R$ 155 million in earned premiums in the period, which is consistent with the previous quarter.

Earned premiums in the property risks line, which includes residential insurance, grew by 4.6%, reaching R$ 62 million. The rise continues to reflect the increased volume of residential insurance policies sold under campaigns carried out at the branch level.

Retained claims increased by R$ 29 million, from R$ 266 million to R$ 295 million in the first quarter of 2005, mainly from the increased level of claims in the life and personal accident lines.

The breakdown of earned premiums by line of insurance can be seen in the graphs below.

The automobile share in the total earned premiums in the quarter was 40.8%, while the life and personal accident line accounted for 30.4% of the total.

COMPOSITION OF EARNED PREMIUMS

                              [CHART APPEARS HERE]

                   1ST QUARTER / 2005            4TH QUARTER / 2004
                   ------------------            ------------------
Automobile                40.8%                         42.6%
Life                      30.4%                         32.1%
Property                  12.2%                         12.3%
Transportation             4.2%                          4.8%
Other                     12.4%                          8.3%

COMBINED RATIO

The combined ratio referring to insurance transactions showed a reduction due to the reduced level of Administrative Expenses as a proportion of Earned Premiums.

                              [CHART APPEARS HERE]

                     1st Q./04   2nd Q./04   3rd Q./04   4th Q./04   1st Q./05
                     ---------   ---------   ---------   ---------   ---------
Insurance Claims
 /Earned Premiums        54.5%       50.5%       55.4%       49.7%       51.2%
Selling Expenses
 /Earned Premiums        18.6%       19.9%       19.4%       19.8%       19.1%
Administrative
 Expenses/Earned
 Premiums                21.9%       23.8%       18.9%       23.4%       20.5%
                         95.0%       94.2%       93.7%       92.9%       90.9%

NUMBER OF POLICIES - MASS PRODUCTS

                              [CHART APPEARS HERE]

                                                                     In Thousand

             03/31/2004   06/30/2004   09/30/2004   12/31/2004   03/31/2005
             ----------   ----------   ----------   ----------   ----------
Automobile          813          811          828          826          818
Life                906          952          953         1039         1063
Property            549          586          565          569          561
                  2,268        2,349        2,345        2,435        2,443

The number of life and personal accident policies grew to 1,063 thousand at the end of the quarter.

The amount of both automobile and residential product policies showed a slight decline, totaling 818 thousand and 561 thousand policies, respectively, at the end of the first quarter of 2005.

CLAIM RATIO

The total claim ratio remained virtually stable, standing at 51% in the first quarter of 2005, as the decreased number of claims in the automobile line was offset by the increased amount of claims in the life and personal accident lines.

                              [CHART APPEARS HERE]

                             1st Q./04          54%
                             2nd Q./04          51%
                             3rd Q./04          55%
                             4th Q./04          50%
                             1st Q./05          51%

PRIVATE PENSION PLANS

During the first quarter of 2005, the private pension plan segment revenues amounted to R$ 659 million, comprising PGBL, VGBL and traditional plan contributions. This level was down from revenues of R$ 922 million recorded in the previous quarter, due to seasonal effects on pension plans to take advantage of tax deductibility, which leads to increased contributions during the last months of the year and, as a result, higher technical reserves.

Note: The insurance charts do not include Itauseg Saude and Gralha Azul Saude, and include the life insurance line of Itau Vida e Previdencia S.A.

30  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

The pro forma net income of pension plan companies totaled R$ 79 million, which is a 17.7% increase from the previous quarter. This change reflects the consistent growth in technical provisions, as well as lower administrative expenses in the quarter as a result of the seasonal effect mentioned above.

In order to provide its customers and investors with the highest safety level within the limits set up by the law and regulatory bodies, in the first quarter of the year, Itau's pension plan companies recorded additional actuarial reserves of R$ 7 million, comprising provisions for insufficient contributions, financial fluctuations and risk fluctuations. At the end of the fourth quarter of 2004, technical provisions amounted to R$ 37 million.

PENSION PLAN TECHNICAL PROVISIONS

                              [CHART APPEARS HERE]

                                                                      R$ Million

                              03/31/2004    06/30/2004    09/30/2004    12/31/2004    03/31/2005
                              ----------    ----------    ----------    ----------    ----------
Traditional and Other              1,415         1,471         1,548         1,647         1,668
PGBL                               1,960         2,163         2,300         2,480         2,606
VGBL                               2,762         3,354         3,827         4,438         4,840
                              ----------    ----------    ----------    ----------    ----------
                                   6,138         6,987         7,675         8,565         9,113
                              ----------    ----------    ----------    ----------    ----------

The table below shows the technical provisions by product and by guaranteed yield for participants.

Technical Reserves by product/guarantee in 03/31/2005

                              [CHART APPEARS HERE]

                                                                      R$ Million

                                          GUARANTEED YIELD
                              --------------------------------------
                               EXCLUSIVE
         PRODUCT                 FUNDS         IGP-M          TR           OTHER        TOTAL            %
--------------------------    ----------    ----------    ----------    ----------    ----------    ----------
VGBL                               4,840             -             -                       4,840          53.1%
PGBL                               2,606             -             -                       2,606          28.6%
TRADITIONAL                            -         1,557            82             -         1,638          18.0%
DEFINED BENEFIT                        -             -            26                          26           0.3%
ACCESSORIES                            -             -             -             3             3           0.0%
TOTAL                              7,446         1,557           107             3         9,113         100.0%

At the end of the first quarter of 2005, technical reserves totaled R$ 9.1 billion, up 6.4% from the previous quarter. As of March 31, 2005, VGBL products accounted for 53.1% of the total pension plan technical provisions, while PGBL technical reserves represented 28.6% of this total.

Offering the customer greater transparency than the former pension plan products with a defined contribution or a defined benefit, VGBL and PGBL had their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on the yield achieved in the fund.

The traditional plans, which have ceased to be marketed by Itau, offered the customer the guarantee of a minimum yield, tied to an index (IGP-M or TR). At the end of the first quarter of 2005, their share in the technical provisions was 18.3%.

Law 11,053/04, recently enacted with a view to fostering long-term savings, provides for the creation of pension plans, as from 2005, that are subject to taxation at rates that decrease with time, starting off with a rate of 35% for withdrawals carried out in a period of accumulation of up to 2 years, falling to a rate of 10% for withdrawals where the period of accumulation is over 10 years.

Effective January 2005, products under the new tax system are available at Itau branches.

CAPITALIZATION

Revenues from capitalization bonds amounted to R$ 194 million in the first quarter of 2005, which is below the R$ 235 million revenue achieved in the previous quarter. The decrease is mainly attributable to the sales of the Super PIC Natal 2004 product, with a one time contribution of R$ 1,000.00.

During January and February 2005, the PIC Verao campaign was held. This product is a capitalization bond with monthly payments of R$60.00. More than 160 thousand bonds were marketed in the campaign, helping the portfolio reach 3.7 million active bonds, compared to R$ 1,033 million in technical provisions.

In the last 12 months, cash prizes amounting to R$ 32 million were distributed to 865 customers whose bonds were selected.

The following table shows the performance of the portfolio of capitalization bonds with monthly (PIC) and single (Super PIC) payments.

NUMBER OF CAPITALIZATION BONDS

                              [CHART APPEARS HERE]

                                                                     In Thousand

                              03/31/2004    06/30/2004    09/30/2004    12/31/2004    03/31/2005
                              ----------    ----------    ----------    ----------    ----------
PIC                                3,469         3,374         3,289         3,182         3,324
SUPER PIC                            390           396           398           413           409
                              ----------    ----------    ----------    ----------    ----------
                                   3,860         3,770         3,686         3,596         3,733
                              ----------    ----------    ----------    ----------    ----------

31  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INVESTMENT FUNDS AND MANAGED PORTFOLIO

The pro forma financial statements below were based on Itau internal management information, and are intended to show the performance of the Investment Fund Management area.

                                                                      R$ Million

                                             1ST Q./05     4TH Q./04     VARIATION
                                             ---------     ---------     ---------
Banking Service Fees                               396           364            31
  Mutual Fund Management Fees (*)                  349           323            26
  Brokerage Services                                36            31             5
  Custody Services and Managed Portfolios           11            11             0
Transfer for Banking                              (185)         (178)           (7)
Non Interest Expenses                              (86)          (99)           13
Taxes Expenses (ISS, PIS and COFINS)               (18)          (18)           (0)

INCOME BEFORE TAX                                  107            70            37

Income Tax and Social Contribution                 (36)          (24)          (12)
Profit Sharing                                      (9)           (7)           (2)

NET INCOME                                          61            38            23

(*)  Not including income from Pension Plans Funds Management.
Obs: The Non Interested Expenses are made up of personnel expenses, other administrative expenses, other operating expenses, and the part of tax expenses associated with CPMF and others.

Income from Investment Funds and Managed Portfolios reached R$61 million in the first quarter of 2005, a R$23 million increase compared to the previous quarter.

The main factors responsible for this 59% increase in the Income from Investment Funds and Managed Portfolios were the R$26 million growth in mutual fund management fees, due to the 5.5% increase in the volume of funds under management, along with the change in interest rates, and the R$13 million reduction in non interest expenses, as a result of lower expenses with marketing investment in funds during the quarter.

The volume of funds under Itaus management reached R$105,197 million at the end of March 2005, compared to R$99,753 million in December 2004, which represents a market share of 14.5% and 14.2% in March 2005 and December 2004, respectively.

ITAU CORRETORA

In the first quarter of 2005, the volume traded by Itau Corretora, which is managed independently from the investment fund activities, amounted to R$16.6 billion, representing an 84% increase over the previous quarter, against the 34% growth of the market. Itau Corretora ranked second among all brokers, with an 8% market share.

ASSETS UNDER MANAGEMENT

                              [CHART APPEARS HERE]
                                                                      R$ Billion

                    Mar.03    Jun.03    Sep.03    Dec.03    Mar.04    Jun.04    Sep.04    Dec.04    Mar.05
                    ------    ------    ------    ------    ------    ------    ------    ------    ------
Investment Funds      58.0      62.2      66.9      74.2      80.1      82.3      86.4      91.4      96.6
Managed Portfolios     5.0       5.8       5.9       6.9       6.9       7.2       7.3       8.3       8.6
                    ------    ------    ------    ------    ------    ------    ------    ------    ------
                      63.0      68.1      72.8      81.1      87.1      89.6      93.8      99.8     105.2
                    ------    ------    ------    ------    ------    ------    ------    ------    ------
Market Share          14.2%     14.0%     14.0%     13.9%     14.2%     14.1%     14.1%     14.2%     14.5%

On the BM&F, Itau Corretora traded R$4.9 billion during the quarter, taking it up from 7th place in 2004 to 4th place in 2005.

Using its Home Broker (www.itautrade.com.br) in the first quarter of 2005, Itau Corretora traded a volume of R$1.0 billion on behalf of its customers, with a market share of 10.7% and ranking third amongst home brokers in Brazil. At the end of the first quarter, Itautrade had over 41 thousand customers and produced an average of 1.8 thousand transactions per day.

INVESTMENT FUNDS - BY BUSINESS AREA

                              [CHART APPEARS HERE]

                      Sep.04        Dec.04        Mar.05
                    ----------    ----------    ----------
Institutional             30.9%         31.3%         30.2%
Retail                    26.7%         27.1%         26.6%
Personnalite              18.9%         19.3%         19.6%
Companies                 14.6%         14.0%         14.7%
Private                    8.9%          8.3%          8.9%

32  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAU BBA

We set out below the pro forma income statement of Itau BBA.

                                                                      R$ Million

             BANCO ITAU BBA                  1ST Q./05     4TH Q./04     VARIATION
----------------------------------------    ----------    ----------    ----------
NET INTEREST MARGIN                                370           464           (95)

Result from Loan Losses                             67            31            36
  Provision for Loan and Lease Losses              (22)           27           (49)
  Credits Recoveries and Renegotiated               89             4            85

NET INCOME FROM FINANCIAL OPERATIONS               437           495           (59)

OTHER OPERATING INCOME (EXPENSES)                  (58)          (89)           31
  Banking Service Fees                              80            84            (4)
  Non-Interest Expenses                           (130)         (159)           28
  Taxes Expenses for ISS, PIS and COFINS           (23)          (30)            7
  Other Operating Income                            15            16            (1)

OPERATING INCOME                                   379           406           (28)
Non-Operating Income                                 0             1            (0)

INCOME BEFORE TAX                                  379           407           (28)
Income Tax and Social Contribution                (103)         (151)           49
Profit Sharing                                     (19)          (14)           (5)

NET INCOME                                         257           242            16

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other
      Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The first quarter of 2005 showed a financial margin of R$370 million, which reflects a decrease of 20.4% in relation to the margin of R$464 million seen in the previous quarter. This fact is basically due to (i) the management of the foreign exchange risk on the investments abroad, the result of which is partly offset by the tax effect of the hedge transactions, and (ii) to the decrease in the gains arising from structured credit operations and transactions with derivatives.

The results from doubtful debts showed an income of R$67 million in the quarter, basically resulting from the renegotiation of loans previously written off as a loss, in the amount of R$80 million.

In this context, the gross income from financial intermediation, in the amount of R$437 million, showed a decrease of 11.8% in relation to the previous quarter. Service fee income totaled R$80 million in the quarter, which is consistent with the previous quarter, and originated mainly from (i) cash management services, and (ii) commissions received for Itau BBA's participation in the fixed and variable income capital market.

The R$130 million of expenses not derived from interest showed a decrease of 17.9%, when compared with the previous quarter. This change is mainly the result of setting up provisions for contingent liabilities that took place in the fourth quarter of 2004, which were not experienced in the first quarter of 2005.

Expenses relating to income tax and social contribution, in the amount of R$103 million in the first quarter of 2005, showed a reduction of 32.0%, when compared with the previous quarter. This decrease was basically the result of the tax effects of the foreign currency derivative transactions that are used to hedge the Company's investments abroad.

As a consequence of the items described above, Itau BBA's pro forma net income amounted to R$257 million in the first quarter of 2005, which is a 6.6% increase in relation to the previous quarter. This increase contributed towards an annualized return on allocated capital (tier 1) of 35.8% in the quarter.

33  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

The following tables are based on the pro forma financial statements of Itaucred, using internally generated information, intended to reflect the activity of the business units more accurately.

                                                                      R$ Million

                                                            CREDIT
                                                            CARDS -
                                                          NON-ACCOUNT
             1ST QUARTER/05                  VEHICLES       HOLDERS        TAII        ITAUCRED
----------------------------------------    ----------    ----------    ----------    ----------
NET INTEREST MARGIN                                230           200            15           445

  Result from Loan Losses                          (61)          (55)           (4)         (120)
  Provision for Loan and Lease Losses              (88)          (66)           (4)         (157)
  Credits Recoveries and Renegotiated               27            10             1            38

NET INCOME FROM FINANCIAL OPERATIONS               169           145            11           326

OTHER OPERATING INCOME (EXPENSES)                  (54)          (59)          (23)         (136)
  Banking Service Fees                              70           100             1           172
  Partial Result of Insurance,
   Capitalization and Pension Plans                  -             -             -             -
  Non-Interest Expenses                           (108)         (157)          (23)         (288)
  Taxes Expenses for ISS, PIS and COFINS           (19)          (14)           (1)          (34)
  Equity in Income (Losses) of
   Unconsolidated Investments                        -             -             -             -
  Other Operating Income                             3            11            (0)           14

OPERATING INCOME                                   115            86           (12)          190
  Non-Operating Income                               -           (2)            (0)           (2)

INCOME BEFORE TAX                                  115            84           (12)          188
Income Tax and Social Contribution                 (34)          (26)            4           (56)
Extraordinary Results                                -             -             -             -
Profit Sharing                                      (7)           (1)           (1)           (8)
Minority Interests                                   -             -             -             -

  NET INCOME                                        74            56            (8)          123
                                            ----------    ----------    ----------    ----------
(ROE) - Return over Level I
 Allocated Capital                                48.6%         94.7%        -34.8%         52.4%
                                            ----------    ----------    ----------    ----------
Efficiency Ratio                                  38.0%         52.7%        152.7%         48.2%
                                            ----------    ----------    ----------    ----------

                                                                      R$ Million

                                                            CREDIT
                                                            CARDS -
                                                          NON-ACCOUNT
             4TH QUARTER/04                  VEHICLES       HOLDERS        TAII        ITAUCRED
----------------------------------------    ----------    ----------    ----------    ----------
NET INTEREST MARGIN                                158           173             7           337

  Result from Loan Losses                          (18)          (32)            9           (41)
  Provision for Loan and Lease Losses              (61)          (44)            9           (97)
  Credits Recoveries and Renegotiated               43            12             0            56

NET INCOME FROM FINANCIAL OPERATIONS               140           141            16           296

OTHER OPERATING INCOME (EXPENSES)                  (40)          (96)          (13)         (149)
  Banking Service Fees                              67            81             1           148
  Partial Result of Insurance,
   Capitalization and Pension Plans                  -             -             -             -
  Non-Interest Expenses                            (94)         (166)          (13)         (273)
  Taxes Expenses for ISS, PIS and COFINS           (13)          (20)           (0)          (33)
  Equity in Income (Losses) of
   Unconsolidated Investments                        -             -             -             -
  Other Operating Income                             0             8             -             8

OPERATING INCOME                                   100            44             3           147
  Non-Operating Income                               0           (0)             -           (0)

INCOME BEFORE TAX                                  100            44             3           147
Income Tax and Social Contribution                 (25)          (14)           (1)          (39)
Extraordinary Results                                -             -             -             -
Profit Sharing                                      (1)           (1)           (0)           (2)
Minority Interests                                   -             -             -             -

  NET INCOME                                        74            29             2           105
                                            ----------    ----------    ----------    ----------
(ROE) - Return over Level I
 Allocated Capital                                59.2%         38.7%         27.6%         50.7%
                                            ----------    ----------    ----------    ----------
Efficiency Ratio                                  44.4%         68.4%        182.4%         59.2%
                                            ----------    ----------    ----------    ----------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other
      Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

34  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

VEHICLES

The Vehicle segment of Itaucred posted a net income of R$ 74 million in the first quarter of 2005, which is in line with the previous quarter results.

The R$ 72 million increase in the financial margin in the quarter was due to the growth by R$ 1,109 million in the loan portfolio balance.

The provision for doubtful loan expenses reached R$ 88 million in the first quarter of 2005, corresponding to a R$ 27 million increase from the previous quarter. This increase is attributable to the portfolio growth, as well as to changes introduced in the customers' risk ratings. It should be pointed out that Itau has achieved a significant positioning in the vehicle financing segment, with a market share of 17%.

CREDIT CARDS - NON-ACCOUNT HOLDERS

The Credit Card - Non-Account Holders segment posted net income of R$ 56 million in the first quarter of 2005, growing by 92.5% compared to the previous quarter.

The financial margin increased due to the higher volume of financing, which also impacted the provision for doubtful loans and, as a consequence, higher provisions. Additionally, the provision balance in excess of the minimum required was increased by R$ 17 million.

Service revenues expanded because of the increased shareholding in Credicard in the fourth quarter of 2004, as mentioned above. Non interest expenses declined basically because of banner-related commissions, reward program and legal fees, in spite of the effect of the increased shareholding.

The proportional card base went from 3,596 thousand in December 2004 to 3,548 thousand in March 2005, which equivocates to a 1.3% reduction in the first quarter of 2005.

QUANTITY OF CREDIT CARDS

                              [CHART APPEARS HERE]

                                                                   (in thousand)

                    Dec/03    Mar/04    Jun/04    Sep/04    Dec/04    Mar/05
                    ------    ------    ------    ------    ------    ------
Itaucard             5,780     5,951     6,261     6,639     7,085     7,518
Credicard            2,245     2,308     2,413     2,438     3,596     3,548
                     -----     -----     -----     -----    ------    ------
                     8,026     8,259     8,674     9,077    10,680    11,066
                     -----     -----     -----     -----    ------    ------

With its interest in Credicard, Itau is the leader in the redit card market in Brazil, with a 20.7% market share.

MARKET SHARE (%)

                              [CHART APPEARS HERE]

                    Dec/03    Mar/04    Jun/04    Sep/04    Dec/04    Mar/05
                    ------    ------    ------    ------    ------    ------
Itaucard              12.2%     12.1%     12.4%     13.0%     13.5%     14.1%
Credicard              4.7%      4.7%      4.8%      4.8%      6.8%      6.6%
                     -----     -----     -----     -----    ------    ------
                      16.9%     16.9%     17.2%     17.8%     20.3%     20.7%
                     -----     -----     -----     -----    ------    ------

The proportional volume of transactions in the period amounted to R$ 2.3 billion, dropping by 3.5% from the previous quarter.

VOLUME OF TRANSACTIONS

                              [CHART APPEARS HERE]

                                                                      R$ Million

                            4th Q./03          1,430
                            1st Q./04          1,254
                            2nd Q./04          1,391
                            3rd Q./04          1,477
                            4th Q./04          2,397
                            1st Q./05          2,314

TAII

Taii, Itau's brand intended to offer credit products to low-income consumers, is part of the bank's strategy to develop new revenue sources which, in the future, will help the institution's sustainability.

Taii currently owns 52 stores and a loan portfolio of R$ 880 million, including consigned credits. It is expected that the number of stores will increase to 150 by the end of 2005.

35  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]         BANCO ITAU HOLDING FINANCEIRA S.A.

BALANCE BY CURRENCY

                             [GRAPHIC APPEARS HERE]

ANALYSIS OF THE CONSOLIDATED BALANCE SHEET

BALANCE BY CURRENCY (*)

The Balance Sheet by Currencies shows the balances linked to the local and foreign currencies. At March 31, 2005, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a total liability of US$ 1,349 million. It should be pointed out that the Company's Gap Management Policy considers the tax effects of the net foreign exchange position. Since the result of exchange rate variation on Investments Abroad is not taxed, the instrument is considered a hedge (a liability in currency derivatives) recorded at a greater value than the protected asset. The results of the foreign currency exposure, net of tax effects, is very low and, therefore, is consistent with the strategy for low exposure to risk adopted by Banco Itau Holding Financeira S.A.

                                                                      R$ Million

                                                                           MAR 31, 05                                   DEC 31, 04
                                            -----------------------------------------------------------------------    ------------
                                                                    BUSINESS IN BRAZIL                                  BUSINESS IN
                                            -----------------------------------------------------------------------       BRAZIL
                                                                          LOCAL           FOREIGN        BUSINESS        FOREIGN
                 ASSETS                     CONSOLIDATED     TOTAL       CURRENCY        CURRENCY         ABROAD         CURRENCY
----------------------------------------    ------------    -------    ------------    ------------    ------------    ------------
  Cash and Cash Equivalents                        1,963      1,711           1,618              93             260             193
  Short-term Interbank Deposits                   22,002     14,855          14,705             150           8,518              81
  Securities                                      29,750     21,944          21,193             751          10,685             909
  Loan and Leasing Operations                     47,692     42,480          38,555           3,925           7,060           3,676
  Other Assets                                    41,997     40,100          31,826           8,275           2,534           6,360
    Foreign Exchange Portfolio                    13,417     13,418           5,287           8,131               0           6,264
    Others                                        28,580     26,683          26,539             144           2,534              97
  Permanent Assets                                 2,998      9,219           2,319           6,900             684           6,909
    Investments in                                   842      7,169             270           6,900             577           6,909
    Fixed Assets                                   1,926      1,858           1,858               0              68               0
    Deferred Expenses                                230        191             191               0              39               0
TOTAL ASSETS                                     146,403    130,309         110,215          20,094          29,740          18,128
  DERIVATIVES - CALL POSITIONS
    Futures                                                                                   4,348                           2,924
    Options                                                                                   2,769                           3,168
    Swaps                                                                                     4,493                           4,254
    Others                                                                                      751                             215
                                                                                       ------------                    ------------
  TOTAL ASSETS AFTER ADJUSTMENTS (a)                                                         32,455                          28,689

                                                                           MAR 31, 05                                   DEC 31, 04
                                            -----------------------------------------------------------------------    ------------
                                                                    BUSINESS IN BRAZIL                                  BUSINESS IN
                                            -----------------------------------------------------------------------       BRAZIL
                                                                          LOCAL           FOREIGN        BUSINESS        FOREIGN
               LIABILITIES                  CONSOLIDATED     TOTAL       CURRENCY        CURRENCY         ABROAD         CURRENCY
----------------------------------------    ------------    -------    ------------    ------------    ------------    ------------
Deposits                                          44,025     36,903          36,891              12           7,186             113
  Demand Deposits                                 10,488      9,521           9,509              12             975             113
  Savings Accounts                                19,024     18,765          18,765               0             258               0
  Interbank Deposits                               1,055        458             458               0             646               0
  Time Deposits                                   13,277      7,978           7,978               0           5,307               0
                                                     181        181             181               0               0               0
Deposits Received under Securities Repo
 Agreements                                       17,367     15,470          15,470               0           1,897               0
Funds from Acceptances and Issue of
 Securities                                        3,750      3,418             441           2,977           3,171           2,667
Borrowings and On-lending Borrowings              10,229      8,160           4,134           4,027           4,861           3,438
Derivative Financial Instruments                   2,243      2,088           2,088               0             155               0
Other Liabilities                                 41,356     36,992          28,543           8,449           5,416           6,442
  Foreign Exchange Portfolio                      13,567     13,572           6,861           6,711               0           4,749
  Others                                          27,789     23,420          21,682           1,738           5,416           1,692
Technical Provisions of Insurance,
 Pension Plans and Capitalization
 - unrestricted                                   11,554     11,554          11,554               0               0               0
Deferred Income                                       45         33              33               0              12               0
Minority Interest in Subsidiaries                  1,205      1,061           1,061               0             143               0
Stockholder's Equity                              14,629     14,629          14,629               0           6,900               0
 Capital and Reserves                             13,487     13,487          13,487               0           6,661               0
 Net Income                                        1,141      1,141           1,141               0             239               0
TOTAL LIABILITIES                                146,403    130,309         114,844          15,465          29,740          12,660
DERIVATIVES - PUT POSITIONS
  Futures                                                                                     9,270                           6,856
  Options                                                                                     3,339                           4,148
  Swaps                                                                                       6,754                           6,065
  Others                                                                                        449                             506
                                                                                       ------------                    ------------
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)                                                      35,278                          30,234
                                                                                       ------------                    ------------
FOREIGN EXCHANGE POSITION (c = a - b)                                                        (2,823)                         (1,545)
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS' (d)                                        (774)                           (770)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) R$                        (3,597)                         (2,315)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) US$                       (1,349)                           (872)

(*) It does not exclude transactions between local and foreign business.

37  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]         BANCO ITAU HOLDING FINANCEIRA S.A.

RISK MANAGEMENT

                             [GRAPHIC APPEARS HERE]

RISK MANAGEMENT

MARKET RISK

Market risk management at Itau uses three concepts: value at risk (VaR), stress scenarios, and stop loss.

BANCO ITAU HOLDING FINANCEIRA

Banco Itau views risk management as a key tool to optimize the utilization of capital and the selection of the best business opportunities, in order to ensure the best risk/return ratio for its shareholders.

This quarter we incorporated the IGPM risk factor, which affects the assets and liabilities of the supplementary pension fund entities, in accordance with the rules of SUSEP (Circ. 272).

The global VaR of Banco Itau Holding Financeira shows a significant diversification of the risks of the business units, which enables the conglomerate to carry a very small total exposure to market risk when compared to its capital.

BANCO ITAU HOLDING VaR *

                                                                      R$ Million

                                             MAR 31, 05      DEC 31, 04
                                            ------------    ------------
Fixed Rate Risk Factor                              14.7            18.3
Benchmark Rate (TR) Risk Factor                     13.5            15.6
IGPM Risk Factor                                    34.2            31.5
Exchange Indexation Risk Factor                     10.9             8.6
Exchange Variaton Risk Factor                       51.6            34.0
Sovereign Risk Factor                               15.0            15.5
Equities Risk Factor                                18.1            17.5
Libor Risk Factor                                    0.2             0.2
                                            ------------    ------------
Banco Itau Europa                                    0.9             0.6
Banco Itau Buen Ayre                                 0.2             0.2
Diversification Impact                             (84.6)          (88.5)
                                            ------------    ------------
Global VaR                                          74.5            53.7
                                            ------------    ------------

BANCO ITAU

The Global VaR of the structural gap showed an increase, due mainly to the increase in the volatility of exchange rate variation, which was partially offset by the reduction in the risk of the fixed rate portfolio.

We can, however, see that the levels of the Global VaR continue to be immaterial, in respect to the institution's assets.

STRUCTURAL GAP ITAU VAR *

                                                                      R$ Million

                                             MAR 31, 05      DEC 31, 04
                                            ------------    ------------
Fixed Rate Risk Factor                               7.5            17.7
Benchmark Rate (TR) Risk Factor                     13.5            15.6
IGPM Risk Factor                                    34.8            30.9
Exchange Indexation Risk Factor                      7.8             7.4
Exchange Variaton Risk Factor                       57.2            32.3
Equities Risk Factor                                17.5            12.3
Diversification Impact                             (63.5)          (69.7)
                                            ------------    ------------
Global VaR                                          74.9            46.7
                                            ------------    ------------

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

This quarter, the use of the VaR Stress limit by Itau's Own Portfolio Trading Desk was 19.1% (R$27.5 million) on average. On March 31, 2005, this percentage was 29.8% (R$43 million). In this period, the main transactions were in the Fixed Rate, Exchange Indexation, Exchange Variation and Sovereign Debt markets.

The asset portfolio of the branches in Grand Cayman, New York and Itau Bank showed an increase in the global Overseas risk, due to the increase in the volatility of the secondary market for securities traded abroad, coupled with the swings in the Brazil country risk.

OVERSEAS VAR*

                                                                     US$ Million

                                             MAR 31, 05      DEC 31, 04
                                            ------------    ------------
Sovereign Risk Factor                                7.8             5.3
Libor Risk Factor                                    0.1             0.1
Diversification Impact                              (0.1)           (0.6)
                                            ------------    ------------
Global VaR                                           7.8             4.8
                                            ------------    ------------
Maximum Global VaR in the quarter                    7.8             6.3
Medium Global VaR in the quarter                     4.2             5.7
Minimum Global VaR in the quarter                    2.8             4.8

BANCO ITAU BBA

The first quarter of 2005 was marked by the diversity in the behavior of the main financial variables. In this environment, Itau BBA's Treasury exploited the diversification effect of its portfolios, ensuring that the profile of market risk shown in previous periods was maintained.

This similarity demonstrates the consistency in the values for Average and Minimum VaR in the period to those of the immediately preceding period, as shown in the table. The uncertainties of the market in the period are reflected in the discrete nominal increase of the Maximum VaR in the quarter. Itau BBA's VaR remained at negligible levels when compared to the institution's assets.

BANCO ITAU BBA VAR*

                                                                      R$ Million

                                             MAR 31, 05      DEC 31, 04
                                            ------------    ------------
Fixed Rate Risk Factor                              10.8             2.6
Exchange Indexation Risk Factor                      0.7             1.7
Exchange Variaton Risk Factor                       19.5            16.0
Equities Risk Factor                                 0.8             3.2
Sovereign Risk Factor                                4.2             4.5
Diversification Impact                              (9.7)           (8.8)
                                            ------------    ------------
Global VaR                                          26.3            19.1
                                            ------------    ------------
Maximum Global VaR in the quarter                   33.9            29.5
Medium Global VaR in the quarter                    21.2            21.8
Minimum Global VaR in the quarter                   14.8            14.8

39  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

SECURITIES PORTFOLIO

EVOLUTION OF SECURITIES PORTFOLIO

                                                                      R$ Million

                                                                                                                VARIATION (%)
                                                                                                          -----------   -----------
                                        MAR 31, 05      %     DEC 31, 04      %     MAR 31, 04      %     MAR05-DEC04   MAR05-MAR04
                                        ----------   ------   ----------   ------   ----------   ------   -----------   -----------
  Public Securities - Domestic               7,218     24.3%       7,486     25.7%      12,939     44.9%         -3.6%        -44.2%
  Public Securities - Foreign                  852      2.9%       1,065      3.7%         902      3.1%        -20.0%         -5.6%
Total Public Securities                      8,070     27.1%       8,551     29.3%      13,841     48.1%         -5.6%        -41.7%
Private Securities                          11,660     39.2%      12,145     41.6%       9,526     33.1%         -4.0%         22.4%
PGBL/VGBL Funds Quotas                       7,436     25.0%       6,918     23.7%       4,716     16.4%          7.5%         57.7%
Derivative Financial Instruments             2,984     10.0%       1,962      6.7%       1,263      4.4%         52.1%        136.2%
Additional Provision                          (400)    -1.3%        (400)    -1.4%        (545)    -1.9%          0.0%        -26.6%
                                        ----------   ------   ----------   ------   ----------   ------   -----------   -----------
Total Securities                            29,750   100.00%      29,176    100.0%      28,801    100.0%          2.0%          3.3%
                                        ----------   ------   ----------   ------   ----------   ------   -----------   -----------

The balance of Itau's securities portfolio showed an increase of 2.0% in relation to the previous quarter, reaching R$29,750 million at March 31, 2005. In this quarter, there was an increase in the relative share of derivative financial instruments in the portfolio from 6.7% in the fourth quarter of 2004 to 10.0% in the first quarter of 2005. The share of public securities in the portfolio reached 27.2%, which represents a reduction from the 29.3% share experienced in the previous quarter.

Itau continues to make an important contribution towards the country's current cycle of growth, through the acquisition of Brazilian companies' securities. Accordingly, at March 31, 2005, private securities represented 39.1% of the total balance of the portfolio. There was an increase in the balance of quotas of PGBL/VGBL funds, which reached R$7,436 million; this is equivalent to growth of 7.5% in relation to the last quarter of 2004. It should be remembered that the security portfolios of the PGBL/VGBL plans belong to the customers, with a balancing entry included in liabilities under the heading "Technical Pension Plan Provisions".

PRIVATE SECURITIES PORTFOLIO AND CREDIT PORTFOLIO

At March 31, 2005, the total balance of funds allocated for the financing of various economic agents reached R$68,646 million, which is an increase of R$3,225 million, when compared with the balance of the fourth quarter of 2004.

FUNDS INTENDED FOR THE ECONOMIC AGENTS

                                                                      R$ Million

                                               MARCH, 05
-------------------------------------------------------------------------------------------------------
             RISK LEVEL                    AA          A          B          C        D-H        TOTAL
-------------------------------------   --------   --------   --------   --------   --------   --------
Euro Bond's and Similars                   3,734        552        194         51         41      4,573
Certificates of Deposits                   3,344        154          1         10          1      3,510
Debentures                                   273        538        254         51          3      1,119
Shares                                       122        333        128          5          0        589
Promissory Notes                             194        353        277        133          -        957
Other                                        196        255        438         24          0        913
Sub Total                                  7,863      2,186      1,291        275         46     11,660
Credit Operations(*)                       9,121     26,575     13,693      2,256      5,367     57,012
Total                                     16,984     28,760     14,984      2,530      5,413     68,673
% do Total                                  24.7%      41.9%      21.8%       3.7%       7.9%     100.0%

(*)   Endorsements and Sureties included.

40  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT RISK

CREDIT OPERATIONS

The strong demand for credit and specific actions aimed at making available credit in given segments has made it possible for Itau to remarkably expand its loan and finance portfolio. At March 31, 2005, the credit portfolio added up to R$57,012 million, including avals and letters of guarantee, which is equivalent to a 7.0% growth compared to the balance of the previous quarter. A significant portion of the increase was in consumer credit. This quarter, the Bank maintained its credit policy, which values the quality of the portfolio and the quest for the best risk/return ratio in its transactions.

At the end of March, the volume of credit linked to foreign currency corresponded to 20.5% of the total portfolio. The share of customers with a credit risk between levels "AA" and "B", which are considered better quality, remained stable in relation to December 2004 and accounted for 86.6% of the total portfolio. Risk was well spread out among the various lines of business, in such a way that no single line of business concentrated more than 5.2% of the total risk. In the quarter, the most significant growth occurred in the Services Other segment, which experienced a positive variation of R$312 million. Other segments also experienced growth, including, Light and Heavy Vehicles, with an increase of R$252 million, TV Communication, with a rise of R$238 million, and Retail Trade, which grew R$232 million.

The 100 largest debtors accounted for 28.0% of the total portfolio, which is a positive change in relation to the 28.9% share held in December 2004. The change is associated essentially with the change in the portfolio's mix.

CREDIT OPERATIONS

                              [CHART APPEARS HERE]

                                                                  R$ Million(**)

                                                  Credit
                                Credit        Operations and
                            Operations(1)      Guarantees(2)
                            -------------     --------------
                    82              6,328              6,366
                    83
                    84
                    85
                    86             11,572             11,798
                    87              7,090              7,353
                    88
                    89
                    90
                    91
                    92              3,958              4,634
                    93              5,654
                    94              8,022              9,057
                    95             10,818             12,206
                    96
                    97                                16,916
                    98             14,058
                    99             16,890             19,596
                    00             23,674             27,253
                    01             29,615             34,282
                    02             38,419             45,414
                    03             38,659             44,581
                    04             47,407             53,275
                    05*            50,980             57,012

(*)  At March 31, 2005.
(**) In constant currency from December 31, 1995 to that date; in nominal amounts thereafter.
(1) Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts.
(2)  Guarantees include collateral, surety and other guarantees.

41  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT PORTFOLIO DEVELOPMENT CONSOLIDATED BY CLIENT TYPE AND CURRENCY

                                                                      R$ Million

                                                                                                 VARIATION
                                                                                --------------------------------------------
                                            MAR/2005    DEC/2004    MAR/2004       MAR/05 - DEC/04         MAR/05 - MAR/04
                                            --------    --------    --------    --------------------    --------------------
LOCAL CURRENCY                               BALANCE     BALANCE     BALANCE     BALANCE        %        BALANCE        %
----------------------------------------    --------    --------    --------    --------    --------    --------    --------
Individuals                                   20,622      18,156      12,695       2,466        13.6%      7,927        62.4%
  Credit Card                                  5,009       5,116       2,959        (107)       -2.1%      2,050        69.3%
  Personal Loans                               8,343       6,845       5,071       1,499        21.9%      3,272        64.5%
  Vehicles                                     7,270       6,196       4,665       1,074        17.3%      2,605        55.8%

Businesses                                    20,365      19,033      16,239       1,332         7.0%      4,126        25.4%

Corporate                                     12,630      11,614      11,385       1,016         8.7%      1,245        10.9%
  Itau BBA                                    12,303      11,407      10,270         896         7.9%      2,033        19.8%
  Itau (*)                                       326         207       1,115         120        58.0%       (789)      -70.7%
Small and Medium-Sized Companies               7,735       7,419       4,854         316         4.3%      2,881        59.4%

SubTotal                                      40,986      37,188      28,933       3,798        10.2%     12,053        41.7%

Mandatory Loans                                4,346       4,532       3,723        (186)       -4.1%        623        16.7%
  Rural Loans                                  2,474       2,640       1,735        (165)       -6.3%        739        42.6%
  Mortgage Loans                               1,872       1,893       1,988         (21)       -1.1%       (116)       -5.8%

Total                                         45,332      41,721      32,656       3,612         8.7%     12,676        38.8%

FOREIGN CURRENCY

Individuals                                      148         116          75          32        27.6%         73        98.0%
  Credit Card                                     25          34           -         (10)      -28.0%         25           -
  Personal Loans                                 123          82          75          42        50.8%         49        65.1%
  Vehicles                                                                             -           -           -           -

Businesses                                    11,527      11,435      12,016          92         0.8%       (490)       -4.1%

Corporate                                     10,224      10,282      11,220         (58)       -0.6%       (996)       -8.9%
  Itau BBA                                     8,358       8,677       9,792        (319)       -3.7%     (1,434)      -14.6%
  Itau (*)                                     1,866       1,605       1,428         261        16.3%        438        30.7%
Small and Medium-Sized Companies               1,302       1,152         796         150        13.0%        506        63.6%

SubTotal                                      11,675      11,551      12,091         124         1.1%       (417)       -3.4%

Mandatory Loans                                    5           4           9           1        29.9%         (4)      -44.2%
  Rural Loans                                                                          -           -           -           -
  Mortgage Loans                                   5           4           9           1        29.9%         (4)      -44.2%

Total                                         11,680      11,555      12,100         125         1.1%       (421)      -3.5%

TOTAL

Individuals                                   20,770      18,272      12,769       2,498        13.7%      8,000        62.7%
  Credit Card                                  5,033       5,150       2,959        (117)       -2.3%      2,075        70.1%
  Personal Loans                               8,467       6,926       5,146       1,540        22.2%      3,321        64.5%
  Vehicles                                     7,270       6,196       4,665       1,074        17.3%      2,605        55.8%

Businesses                                    31,891      30,467      28,255       1,424         4.7%      3,636        12.9%

Corporate                                     22,854      21,896      22,605         958         4.4%        249         1.1%
  Itau BBA                                    20,661      20,084      20,062         577         2.9%        599         3.0%
  Itau (*)                                     2,193       1,812       2,544         381        21.0%       (351)      -13.8%
Small and Medium-Sized Companies               9,037       8,571       5,650         466         5.4%      3,387        60.0%

SubTotal                                      52,661      48,739      41,024       3,922         8.0%     11,637        28.4%

Mandatory Loans                                4,351       4,536       3,732        (185)       -4.1%        619        16.6%
  Rural Loans                                  2,474       2,640       1,735        (165)       -6.3%        739        42.6%
  Mortgage Loans                               1,877       1,897       1,997         (20)       -1.0%       (120)       -6.0%

Total                                         57,012      53,275      44,756       3,737         7.0%     12,256        27.4%

(*)   Includes large companies operations accounted on Banco Itau.
Note: Endorsements and sureties included.

42  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

LOANS PORTFOLIO BY RISK FACTOR

                                                      FALLING DUE INSTALLMENTS
                                        --------------------------------------------------------
                                                                6 MONTHS
                          OVER DUE       1 TO 3      3 TO 6        TO        1 TO 2      2 YEARS
MAR 31, 05              INSTALLMENTS     MONTHS      MONTHS      1 YEAR      YEARS       OR MORE     TOTAL
---------------         ------------    --------    --------    --------    --------    --------    --------
Fixed Rate                       4.3%       42.3%       12.8%       14.6%       15.8%       10.1%      100.0%
Floating Rate                    1.0%       18.9%       10.2%       13.8%       18.2%       38.0%      100.0%
Prices Index                     0.9%        6.8%       11.7%        3.9%        4.6%       72.1%      100.0%
Other                            3.2%       56.0%        8.5%        6.9%        8.7%       16.6%      100.0%
Total                            3.5%       41.2%       11.4%       12.6%       14.4%       17.0%      100.0%

RISK RATE OF THE CREDIT PORTFOLIO

                                                                      R$ Million

                                                         MAR 31, 05
                                  --------------------------------------------------------
                                                  PROVISION          %              %
                                                  FOR LOAN       PROVISION      PROVISION
                         RISK      PORTFOLIO       LOSSES       / PORTFOLIO      PARTIC.
                        ------    -----------    -----------    -----------    -----------
Individuals             AA - C         18,256            153            0.8%           7.2%
                        D - H           4,393          1,466           33.4%          68.5%
Subtotal Ind                           22,649          1,619            7.1%          75.7%

Businesses              AA - C         27,397            165            0.6%           7.7%
                        D - H             933            354           37.9%          16.6%
Subtotal Bus                           28,331            519            1.8%          24.3%

  Total                 AA - C         45,653            318            0.7%          14.9%
                        D - H           5,326          1,820           34.2%          85.1%

Total                                  50,980          2,138            4.2%         100.0%
Additional Provision                                   1,150            2.3%

GENERAL TOTAL                          50,980          3,288            6.5%

                                                         DEC 31, 04
                                  --------------------------------------------------------
                                                  PROVISION          %              %
                                                  FOR LOAN       PROVISION      PROVISION
                         RISK      PORTFOLIO       LOSSES       / PORTFOLIO      PARTIC.
                        ------    -----------    -----------    -----------    -----------
Individuals             AA - C         16,488            139            0.8%           6.8%
                        D - H           3,693          1,345           36.4%          65.5%
Subtotal Ind                           20,181          1,484            7.4%          72.3%

Businesses              AA - C         26,264            163            0.6%           7.9%
                        D - H             963            407           42.3%          19.8%
Subtotal Bus                           27,226            569            2.1%          27.7%

  Total                 AA - C         42,752            302            0.7%          14.7%
                        D - H           4,655          1,752           37.6%          85.3%

Total                                  47,407          2,054            4.3%         100.0%
Additional Provision                                   1,000            2.1%

GENERAL TOTAL                          47,407          3,054            6.4%

                                                           MAR 31, 04
                                  --------------------------------------------------------
                                                  PROVISION          %              %
                                                  FOR LOAN       PROVISION      PROVISION
                         RISK      PORTFOLIO       LOSSES       / PORTFOLIO      PARTIC.
                        ------    -----------    -----------    -----------    -----------
Individuals             AA - C         11,504            106            0.9%           5.0%
                        D - H           3,493          1,264           36.2%          60.1%
Subtotal Ind                           14,997          1,370            9.1%          65.1%

Businesses              AA - C         22,771            144            0.6%           6.9%
                        D - H           1,103            589           53.4%          28.0%
Subtotal Bus                           23,874            734            3.1%          34.9%

  Total                 AA - C         34,275            251            0.7%          11.9%
                        D - H           4,596          1,853           40.3%          88.1%

Total                                  38,871          2,103            5.4%         100.0%
Additional Provision                                   1,000            2.6%

GENERAL TOTAL                          38,871          3,103            8.0%

DEPOSITS

At March 31, 2005, the total balance of deposits reached R$44,025 million, growing 4.8% in the quarter. Once again, the increase in term deposit funding should be highlighted, which was R$2,248 million. Itau's broad deposit base has been guaranteeing the funding for the consistent growth of its operations.

DEPOSITS BALANCE

                                                                      R$ Million

                                                                                                  VARIATION (%)
                                                                                              --------------------
                       MAR 31,                 DEC 31,                 MAR 31,                 MAR 05-     MAR 05-
                         05          %           04           %          04          %         DEC 04      MAR 04
                      --------    --------    --------    --------    --------    --------    --------    --------
Demand deposits         10,669        24.2%     11,156        26.5%      8,798        25.4%       -4.4%       21.3%
Savings deposits        19,024        43.2%     19,197        45.7%     17,530        50.7%       -0.9%        8.5%
Interbank deposits       1,055         2.4%        647         1.5%        451         1.3%       63.1%      134.3%
Time deposits           13,277        30.2%     11,029        26.2%      7,828        22.6%       20.4%       69.6%
                      --------    --------    --------    --------    --------    --------    --------    --------
Total Deposits          44,025       100.0%     42,030       100.0%     34,606       100.0%        4.7%       27.2%
                      --------    --------    --------    --------    --------    --------    --------    --------

LIQUIDITY RISK

In the first quarter of 2005, suitable liquidity levels were maintained in Brazil and abroad thanks to the solid and diversified bases for funding, both in the interbank market and with customers, and to the resizing of the securities portfolio that took place in the period.

OPERATING RISK

Itau's operational risks are analyzed from two perspectives: management and control. The management of operational risks is concerned with acting on the causes of the risk by means of mapping processes, identifying threats, drawing up action plans, defining policies and procedures, rationalizing and improving processes and drawing up and monitoring indicators for self-assessment.

The control of operational risks takes place by identifying operational risk events, standardizing information, quantitative modeling, statistical analysis and measuring the losses, as well as by setting up provisions for expected losses and allocating capital for unexpected losses.

43  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]         BANCO ITAU HOLDING FINANCEIRA S.A.

ACTIVITIES ABROAD

                             [GRAPHIC APPEARS HERE]

ACTIVITIES ABROAD

ACTIVITIES ABROAD

Banco Itau Holding Financeira S.A. occupies a prominent place amongst the economic groups with private capital and a presence abroad, through its units in New York, Grand Cayman Island, Nassau, South America, Europe and Japan. In Japan, the Company increased its presence with the conversion of its representative office in Tokyo into a branch, with the opening of a trading room and, more recently, during the first quarter of 2005, Banco Itau BBA S.A. obtained from the Chinese authorities permission to start operations at its representative office in Shanghai.

Taking advantage of this strategic international presence, Banco Itau Holding Financeira S.A. has been working to achieve an important synergy bewteen its units abroad and in Brazil by financing foreign trade and issuing Eurobonds that are supported by the integration of its treasury, capital market and private banking business (Banco Itau Europa Luxemburgo).

The consolidated investments abroad of Banco Itau Holding Financeira S.A. at March 31, 2005 totaled R$6,900 million (US$2,588 million), including non-financial business. During the first quarter of 2005, Banco Itau S.A. entered into agreements with Banco BPI of Portugal, "la Caixa" of Spain and Unicredito of Italy for the transfer of funds, with hopes to gain a significant and growing share in the international market for the transfers of funds by individuals; these partnerships arein addition to the partnership with Moneygram and to the opening of the Tokyo branch, both of which occurred in 2004.

HIGHLIGHTS - UNITS ABROAD

                                                                      R$ Million

                                               MAR 31,     DEC 31,
UNIT ABROAD                                      05          04       COMMENTS ON THE VARIATION IN THE QUARTERLY RESULTS
------------------------------------------    --------    --------    ------------------------------------------------------------
GRAND CAYMAN AND NEW YORK BANCHES
  Assets                                         8,624       7,648    During the fourth quarter of 2004, there was more income
  Stockholder's Equity                           2,094       2,081    from realizing the appreciation of the securities portfolio
  Income accumulated in the Financial Year          19         144
  Income in the Quarter                             19         135
  Quarterly annualized ROA                         0.9%        7.3%
  Quarterly annualized ROE                         3.8%       28.7%

ITAU BANK, LTD.
  Assets                                         3,041       2,798    During the fourth quarter of 2004, there was more income
  Stockholder's Equity                           1,445       1,437    from realizing the appreciation of the securities portfolio
  Income accumulated in the Financial Year           7         127
  Income in the Quarter                              7          43
  Quarterly annualized ROA                         0.9%        6.3%
  Quarterly annualized ROE                         1.9%       12.5%

BANCO ITAO BUEN AYRE S.A.
  Assets                                         1,527       1,462    Lower results with credit operations
  Stockholder's Equity                             261         253
  Income accumulated in the Financial Year           2           6
  Income in the Quarter                              2           5
  Quarterly annualized ROA                         0.6%        1.5%
  Quarterly annualized ROE                         3.6%        8.9%

BANCO ITAO EUROPA S.A. CONSOLIDATED
  Assets                                         8,829       8,906    Higher results with a reversal of the provision for
  Stockholder's Equity                           1,325       1,436    country risk booked in Banco Itau Europa Luxemburgo
  Income accumulated in the Financial Year          70          66    and higher results with Equity in the Earnings of
  Income in the Quarter                             70          11    Associated Companies from the investment in BPI
  Quarterly annualized ROA                         3.2%        0.5%
  Quarterly annualized ROE                        23.0%        3.0%

BANCO BBA AND SUBSIDIARIES(1)
  Assets                                        10,973       9,039    Higher results from Treasury operations
  Stockholder's Equity                           1,800       1,764
  Income accumulated in the Financial Year          69         117
  Income in the Quarter                             69          13
  Quarterly annualized ROA                         2.6%        0.6%
  Quarterly annualized ROE                        16.3%        3.1%

(1) BBA-Creditanstalt Bank Ltd., Banco Itau-BBA S.A.- Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A.- Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Servicos Ltda., BBA Overseas Ltd and BBA Icatu Securities, INC.

45  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

TRADE LINES RAISING

Banco Itau-BBA, through funding with trade lines, along with their banking relationships, have been able to maintain a great power with regards to penetration and diversification as it relates to the origin of the funds, which guarantees a substantial increase in supply, an increase in terms, and a record level reduction in the funding cost.

TRADE LINE DISTRIBUTION

                   GROUP/COUNTRY         PARTICIPATION
                   ------------------    -------------
                   Europe                           48%
                   United States                    33%
                   Latin America                    10%
                   Canada                            3%
                   Japan / Australia                 7%
                   Other                             0%

PERFORMANCE OF OVER-LIBOR SPREAD ON TRADE LINES (%p.a.)

                                       DUE TO:
                                --------------------
                      AT:       180 DAYS    360 DAYS
                   ----------   --------    --------
                   Sep 30, 04      0.350%      0.475%
                   Dec 31, 04      0.250%      0.350%
                   Mar 31, 05      0.200%      0.300%

MAIN ISSUES OUTSTANDING (1)

We highlight below the main financial issues outstanding in the first quarter of 2005.

                                                                     US$ Million

                                                            BALANCE      ISSUES   AMORTIZATIONS
                                                               AT        IN THE      IN THE
     INSTRUMENT                  COORDINATOR               DEC 31, 04    QUARTER     QUARTER
-------------------   ----------------------------------   ----------    -------   -------------
Fixed Rate Notes(2)   Merrill Lynch                               291
Fixed Rate Notes      Merrill Lynch e Itaubank                    100
Fixed Rate Notes      Merrill Lynch e Itaubank                     80
Fixed Rate Notes      Dresdner Kleinwort                          100
Fixed Rate Notes      Merrill Lynch                               105
Fixed Rate Notes      ABN Amro Bank e Itaubank                               125
Floating Rate         HypoVereinsbank e Hamburgische
 Notes(3)             Landesbank GZ                               150                  (150)
Floating Rate Notes   Bank of America                             210                   (40)
Floating Rate Notes   Bank of America                             150                   (50)
Floating Rate Notes   Nomura                                      150                    (5)
Floating Rate
 Notes(4)             Banca IMI e Royal Bank of Scotland          205
Floating Rate Notes   Itaubank                                    393
Floating Rate         Itau Europa, HypoVereinsbank e
 Notes(5)             ING Luxembourg                              273
Floating Rate Notes   Merrill Lynch                               105
Medium Term Notes     Itaubank, Itau Europa e Standart
                      Bank London                                 100
Other Notes(8)                                                    191        149         (6)
Total                                                           2,602        274       (251)

                                                            BALANCE
                                                               AT                     MATURITY
     INSTRUMENT                  COORDINATOR               MAR 31, 05    ISSUE DATE     DATE          COUPON %
-------------------   ----------------------------------   ----------    ----------   ---------  -----------------
Fixed Rate Notes(2)   Merrill Lynch                               279    08/13/2001   8/15/2011              4.250%
Fixed Rate Notes      Merrill Lynch e Itaubank                    100    08/13/2001   8/15/2011             10.000%
Fixed Rate Notes      Merrill Lynch e Itaubank                     80    11/09/2001   8/15/2011             10.000%
Fixed Rate Notes      Dresdner Kleinwort                          100    04/05/2002   4/05/2005              6.750%
Fixed Rate Notes      Merrill Lynch                               105    11/25/2003   9/20/2010              5.010%
Fixed Rate Notes      ABN Amro Bank e Itaubank                    125    01/31/2005   1/31/2008              4.375%
Floating Rate         HypoVereinsbank e Hamburgische
 Notes(3)             Landesbank GZ                                      03/14/2002   3/14/2005  Euribor(7) + 0,55%
Floating Rate Notes   Bank of America                             170    03/20/2002   3/20/2007    Libor(6) + 0,70%
Floating Rate Notes   Bank of America                             100    07/19/2002   3/20/2006    Libor(6) + 0,65%
Floating Rate Notes   Nomura                                      145    07/23/2003   9/20/2008    Libor(6) + 0,63%
Floating Rate
 Notes(4)             Banca IMI e Royal Bank of Scotland          195    07/24/2003   7/24/2006  Euribor(7) + 0,55%
Floating Rate Notes   Itaubank                                    393    12/31/2002   3/30/2015    Libor(6) + 1,25%
Floating Rate         Itau Europa, HypoVereinsbank e
 Notes(5)             ING Luxembourg                              260    06/25/2004   7/12/2007  Euribor(7) + 0,45%
Floating Rate Notes   Merrill Lynch                               105    07/07/2004   3/20/2011    Libor(6) + 0,65%
Medium Term Notes     Itaubank, Itau Europa e Standart
                      Bank London                                 100    07/28/2003   7/28/2005               4.75%
Other Notes(8)                                                    334
Total                                                           2,591

(1)  Amounts refer to principal amounts.
(2)  Amount in US$ equivalent to JPY 30 billion
(3), (4) and (5) Amounts in US$ equivalent to E$ 125 million, E$ 150 million and E$ 200 million, respectively
(6)  180-day Libor
(7)  90-day Euribor
(8)  Structured and Credit Linked Notes

46  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]         BANCO ITAU HOLDING FINANCEIRA S.A.

OWNERSHIP STRUCTURE

                             [GRAPHIC APPEARS HERE]

OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE

Itau manages its corporate structure in a way that makes the best use of its capital amongst the various operating segments of the company. This strategy reduces possible inefficiencies associated with the organization of the participating interests in the companies. For this quarter, Itau shows the abridged organization chart of the Itau structure with alterations that reflect the conglomerate's new areas of activity.

BANCO ITAU HOLDING FINANCEIRA S.A.             MAR 31, 05     DEC 31, 04     MAR 31, 04
------------------------------------------    -----------    -----------    -----------
Stockholder's                                      49,118         48,706         54,635
Outstanding Preferred Shares (in thousand)         53,077         52,647     53,397,597
Outstanding Common Shares (in thousand)            60,599         60,624     60,689,313
                                              -----------    -----------    -----------
Outstanding Shares (in thousand)                  113,677        113,271    114,086,910
                                              -----------    -----------    -----------
Preferred Shares in Treasury (in thousand)          1,820          2,251      1,500,191
Common Shares in Treasury (in thousand)                88             63        662,522
                                              -----------    -----------    -----------
Shares in Treasury (in thousand)                    1,909          2,314      2,162,713
                                              -----------    -----------    -----------

NB: On 10/20/04,a reverse split of shares was carried out.

On March 31, 2004, the preferred stock in treasury was 75.1% of the total options not yet exercised by management. Note 16 of the Financial Statements gives details of the average cost of acquiring the shares in treasury, as well as the movement in the options granted to the conglomerate's executives under the "Plan for Granting Stock Options".

                              [CHART APPEARS HERE]

Note: The percentage above refers to the total of direct and indirect participation.

48  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]         BANCO ITAU HOLDING FINANCEIRA S.A.

PERFORMANCE IN THE STOCK MARKET

                             [GRAPHIC APPEARS HERE]

PERFORMANCE IN THE STOCK MARKET

In the 1st quarter of 2005,Itau Holding's preferred stock (ITAU4) was quoted at R$435.00 per share, with an appreciation of 60.9% in relation to the 1st quarter of the previous year. Its common stock (ITAU3) appreciated 68.9% over the 1st quarter of 2004, with a quotation of R$422 per share. Itau Holding's (ITU) ADRs, which are trade on the NYSE, closed in the 1st quarter of 2005 with an appreciation of 73.5%; they were quoted at US$81.15 per ADR.

Market capitalization reached R$51.8 billion, which maintained Itau Holding as the largest bank in Latin America, in terms of market value.

PERFORMANCE IN THE STOCK Market(*)
                                                                              R$

                                                    LOT OF
                ON MARCH 31, 05                PREFERRED SHARES
                -------------------            ----------------
                Maximum in 30 days                       492.00
                Minimum in 30 days                       421.54
                Variation (%)                              16.7%

                Maximum in 52 weeks                      492.00
                Minimum in 52 weeks                      223.00
                Variation (%)                             120.6%

                Price                                    435.00

(*)  Calculated on the basis of closing quotations.

PAYMENT/PROVISIONING OF INTEREST ON OWN CAPITAL(*)

                              [CHART APPEARS HERE]

                                                                      R$ Million

                                1st Q/03    302
                                2nd Q/03    176
                                3rd Q/03    202
                                4th Q/03    427
                                1st Q/04    239
                                2nd Q/04    264
                                3rd Q/04    355
                                4th Q/04    514
                                1st Q/05    346

(*) Gross of taxes

                        Variation: 1st Q./04 - 1st Q./05
                                       45%

MARKET VALUE ON THE STOCK EXCHANGE

                                                                      R$ Million

1Q/05    2004    2003    2002   2001   2000    1999  1998  1997   1996   1995
------  ------  ------  ------ ------ ------  ------ ----- -----  -----  -----
51,838  44,092  30,453  18,116 19,582 21,297  17,834 6,786 6,275  4,978  3,160

For over 20 years, Itau has maintained the same dividend policy, with monthly dividend payments to its stockholders and complementary annual payments. Furthermore, in the last 14 years, the Bank has not had a capital increase in cash and has distributed over R$ 7 billion in dividends to its stockholders.

IMPORTANT EVENTS
In March 2005,Itau was awarded, for the 2nd time,the 2004 Listed Company Seal by ANIMEC (National Association of Capital Market Investors). This award, which is based on a direct election by ANIMEC's associates, endorses our transparency and respect for the minority stockholders. ANIMEC is a not for profit association, the main purpose of which is to represent the interests, and defending the rights, of the investors not from the controlling block (minority).

In the same month, one of the most important international rating agencies, Moody's, upgraded Banco Itau's financial strength rating from C- to C, based on a stable outlook. According to the agency, this upgrade reflects Itau's consistently strong financial performance, a management that gives priority to lending operations to segments that show higher margins of return, consistent improvements in operating efficiency and Itau's solid and well-defended strategic position, including a strong market share, diversified product mix and less volatile assets. Of the 23 banks that operate in Brazil, assessed by Moody's in this rating, Itau is the best ranked, and is the only one to be given a C rating.

SUBSEQUENT EVENTS
On April 27, 2005, the Ordinary and Extraordinary General Meetings of Itau Holding's Stockholders took place. As the main topics, we point out the approval of the Annual Report, the election of the members of the Board of Directors and Fiscal Council and deliberation on the application of the net income of the financial year, as well as the institution of the Remuneration Committee.

In April, we experienced an additional rating upgrade. This time the rating upgrade came from the Fitch Ratings agency, which raised the individual ratings of Itau Holding, Banco Itau and Banco Itau BBA. This is the highest rating among the 46 banks assessed by Fitch Ratings in Brazil. Among the reasons for the upgrades in the classifications, Fitch Ratings highlights Itau's long and consistent history of solid financial performance, with a diversified and solid profitability, at levels far higher than those achieved by the local and regional competitors. It also points out as the Bank's competitive differentials the quality of its capital,its significant presence abroad, the change in the asset mix, giving priority to credit, and the conservative policy as to credit rating and provisioning.

PERFORMANCE CULTURE
The higher market capitalization, the significant increase in the liquidity of its stock, and the launch of differentiated products / services for the capital market, among other initiatives, reflect the enhancement of Itau Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability. As a result of this strategic long term vision of the Performance Culture, in the last six years, the return on stockholders' equity has remained above 26%.

ROE ANNUALIZED(%) - EVOLUTION FROM 1994 TO !ST QUARTER OF 2005(*)

                              [CHART APPEARS HERE]

                              1994            12.5
                              1995            11.1
                              1996            15.4
                              1997            17.2
                              1998            18.9
                              1999            31.6
                              2000            27.7
                              2001            31.5
                              2002            26.3
                              2003            26.5
                              2004            27.0
                              1st Q/05        35.1

(*) Annualized Return on Stockholders' Equity.

50  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF PRICEWATERHOUSECOOPERS]

                                                PricewaterhouseCoopers
                                                Av. Francisco Matarazzo, 1700
                                                Torre Torino
                                                Caixa Postal 61005
                                                05001-400 Sao Paulo, SP - Brasil
                                                Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders of Banco Itau Holding Financeira S.A.

1. In connection with our limited review of the Quarterly Information of Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated) as of March 31, 2005 and 2004, on which we issued a report without exceptions dated April 25, 2005, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated).

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the Quarterly Information.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

Sao Paulo, April 25, 2005

/s/ PricewaterhouseCoopers     /s/ Ricardo Baldin    /s/ Emerson Laerte da Silva
--------------------------     ------------------    ---------------------------
PricewaterhouseCoopers         Ricardo Baldin        Emerson Laerte da Silva
Auditores Independentes        Contador              Contador
CRC 2SP000160/O-5              CRC 1SP110374/O-0     CRC 1SP171089/O-3

                             [GRAPHIC APPEARS HERE]

March 2005

[LOGO OF ITAU]         BANCO ITAU HOLDING FINANCEIRA S.A.

                       COMPLETE FINANCIAL STATEMENTS

                             [GRAPHIC APPEARS HERE]

                       BANCO ITAU HOLDING FINANCEIRA S.A.

            INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2005

During the first quarter of 2005, Banco Itau Holding Financeira S.A. (Itau) maintained its differentiated performance, reinforcing the sustainability of its business.

See below the highlights of Itau in the quarter. The complete financial statements and the management discussion and analysis report, which bring more details on the results for the quarter, are available in the Itau Holding website (http://www.itauri.com.br).

1. Consolidated net income for the first quarter was R$ 1,141 million, and annualized return was 35.1% on consolidated stockholders' equity. This result was obtained after the amortization of goodwill arising from the association with Lojas Americanas, in the amount of R$ 200 million.

2. Consolidated stockholders' equity of R$ 14,629 million, a 4.7% increase, and reference equity for operating limits calculation purposes, reached
R$ 20,258 million.

3. The loan portfolio, including guarantees and sureties, grew 7.0% as compared to December 2004, reaching R$ 57,012 million. Noteworthy is the 13.7% growth in credit to individuals.

4. Total consolidated funds grew 7.3% in the quarter, totaling R$ 226,665 million. Note the 20.4% growth in time deposits.

5. This quarter, Itau Holding preferred shares appreciated by 17.1% and common shares appreciated by 22.6%, while the Bovespa index increased 8.4%.

6. Moody's and Fitch Ratings, major international rating agencies, raised Itau's Financial Strength by Moody's and Individual and Support by Fitch ratings. This increase reflects the strong financial performance of the Bank, associated to improvements in operating efficiency and consistent profitability. These ratings render Itau as the best bank in this type of ratings in Brazil.

7. In February, Itau Holding and Citigroup entered into a New Agreement to manage the customer base and the 7.6 million credit cards issued with the Credicard brand. In the course of 2005, two different bases and the related cards will be created, one associated to the Itau brand and the other to the Citigroup brand. Each partner will be able to offer financial products and services to its corresponding customer base.

8. Itau Holding and Lojas Americanas S.A. (LASA) announced an association that will operate exclusively to design and sell financial products and services to LASA customers. Itau Holding will be in charge of the operating management of the new institution, the start-up of which is scheduled for the 2nd half.

9. This quarter, Itau was considered Best Brazilian Bank by the Global Finance Magazine, for the second consecutive year and received the Animec Public Company Seal - 2004 awarded by the National Association of

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                53

Capital Market Investors. It should also be highlighted the TOP 5 award that selects the best Investors Relations Websites in Latin America and the RAO 1 award of Best On-Line Annual Report in Latin America, both granted by MZ Consult.

10. Fundacao Itau Social maintained its focus on elementary education, in particular the "Programa Melhoria da Educacao do Municipio" (Improvement of Municipal Education Program) and the "Programa Educacao e Participacao" (Participation and Education Program), In 2005, the highlights will be the 6th edition of the Itau-Unicef Award and the launching of the Itau Support to Entrepreneurs Award.

This quarter, investments of the activities of Instituto Itau Cultural totaled R$ 5 million. The institute's headquarters in Sao Paulo received over 49,000 visitors. Among the Institute's activities we highlight the start of receipt of applications for the Visual Arts and Cultural and Art Education of Itau Cultural's "Rumos" (Directions) program and the launching of the multidisciplinary event "Corpo" (Body) with the exhibition "O Corpo na Arte Contemporanea Brasileira" (The Body in Brazilian Contemporary Art).


Sao Paulo, May 2, 2005.


Olavo Egydio Setubal
Chairman

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                54

MANAGEMENT REPORT - FIRST QUARTER OF 2005

To our Stockholders:

We present our Management Report and financial statements of Banco Itau Holding Financeira S.A. (Itau Holding) and its subsidiaries for the first quarter of 2005, in accordance with the regulations established by the Brazilian Corporate Law, the Central Bank of Brazil (BACEN) and the Brazilian Securities Commission
(CVM) and the Superintendency of Private Insurance (SUSEP).

THE ECONOMY

Despite a more stringent monetary policy, economic growth was maintained in the first quarter, even if at a slower pace. The largest boost is still foreign trade, where the trade balance accumulated a surplus of US$ 36 billion in the last twelve-month period. On the other hand, domestic demand, leveraged by credit in particular to consumers, showed a strong growth. Even though average Brazil's base rate (SELIC) in the first quarter of 2005 (18.4% p.a.) is higher than the average rate in the first quarter of 2004 (16.3% p.a.), credit growth shows no signs of slowing down.

In the first quarter of 2005, the banking sector's credit portfolio growth trend was strengthened. Credit to individuals posted a real actual growth of 23.8% in March as compared to the same period last year and 8.3% over December 2004. The types of credit with the best performance were personal credit, with a 38.6% growth in March as compared to the same period last year and consumer financing, which grew 18.6% in the same comparison. Within personal credit, the highlight was payroll advance loans with an 90.7% growth in the first bimester as compared to the same period of 2004.

The growth in credit to businesses was more modest in the first quarter of 2005, with a real growth of 14.4% in March as compared to the same period last year and 2.8% over December 2004. As in credit to individuals, the type of credit with the largest growth was product financing, which grew 64.1% as compared to the first quarter of 2004.

Bank fund raising also had a positive performance. Demand deposits grew in real terms by 12.4% over the first quarter months of 2004. Fund raising grew 6.5%. The increase in funds raised, net of inflation, shows an increase of domestic savings, which promotes the funding of economic expansion.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                55

RESULTS

Itau Holding has maintained a differentiated performance, obtaining important results that reinforce the sustainability of its business.

MAIN ECONOMIC AND FINANCIAL INDICATORS

                                                        1ST Q/05     1ST Q/04     GROWTH %
                                                       ----------   ----------   ----------
INCOME - R$ MILLION
Gross income from financial operations                      2,468        2,171         13.7
Income from services, insurance, pension funds &
 capitalization                                             3,149        2,778         13.4
Administrative & tax expenses (except ISS, PIS and
 COFINS) (1)                                                2,381        2,183          9.1
Operating income                                            1,943        1,408         38.0
Consolidated recurring net income                           1,284          871         47.3
Consolidated net income                                     1,141          876         30.3

RESULTS PER SHARE - R$ (PER THOUSAND SHARES IN
 1ST Q/04)
Consolidated net income                                     10.04         7.68         30.7
Book Value                                                 128.69       109.38         17.7
Interest on own capital                                      3.04         2.09         45.4
Price of share PN (2)                                      456.01       273.71         66.6
Market capitalization - R$ million (3)                     51,838       31,227         66.0

BALANCE SHEET - R$ MILLION
Total assets                                              146,403      126,979         15.3
Total loans (includes endorsements and sureties)           57,012       44,756         27.4
Free, raised and managed own resources                    226,665      197,477         14.8
Subordinated debt                                           4,770        4,855         (1.7)
Consolidated stockholders' equity                          14,629       12,478         17.2
Reference Equity (4)                                       20,258       17,649         14.8

FINANCIAL INDICES (%) P.A.
Recurring return on equity                                   40.0         31.0
Return on equity                                             35.1         31.2
Return on assets                                              3.2          2.8
Efficiency ratio (5)                                         49.4         58.0
Solvency ratio (Basel ratio) (6)                             18.3         19.8
Fixed assets ratio (6)                                       25.0         23.7

(1) Includes personnel expenses, other administrative expenses and tax expenses from CPMF and other taxes and other operating expenses.
(2)  Based on the average quotation of march.
(3)  Calculated based on the average quotation of the preferred shares in March.
(4) Capital basis, calculated according to BACEN Resolution No. 2837/01, dated May 30, 2001, based on the economic and financial consolidated.
(5)  Calculated based on international criteria.
(6)  Position at March 31.

Itau Holding's consolidated net income for the period was R$ 1,141 million, with an annualized return of 35.1% on consolidated stockholders' equity of R$ 14,629 million, in line with the quarters in the previous year. This result was obtained after the amortization of goodwill arising from the association with Lojas Americanas, in the amount of R$ 200 million. Itau Holding paid and provided for taxes and contributions for the period in the amount of R$ 1,476 million.

The loan portfolio, including guarantees and sureties, grew 27.4% as compared to the same period in 2004, reaching R$ 57,012 million. The credit to the individuals portfolio grew 62.7% as compared to the first quarter of 2004.

Total consolidated funds reached R$ 226,665 million, a 7.3% increase as compared to December 2004. Note the 20.4% growth in time deposits.

This quarter, Itau Holding preferred shares appreciated by 17.1% and common shares appreciated by 22.6%, while the Bovespa index increased 8.4%. The closing market value for the quarter was R$ 51,838 million (US$ 19,443 million), which allowed Itau Holding to continue to be most valuable financial institution in Latin America.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                56

SIGNIFICANT EVENTS

    . Moody's and Fitch Ratings, major international rating agencies, raised Itau's Financial Strength by Moody's and Individual and Support by Fitch ratings. This increase reflects the strong financial performance of the Banco, associated to improvements in operating efficiency and consistent profitability. These ratings render Itau as the best bank in this type of ratings in Brazil.

    . In February, Itau Holding and Citigroup entered into a New Agreement to manage the customer base and the 7.6 million credit cards issued with the Credicard brand. In the course of 2005, two different bases and the related cards will be created, one associated to the Itau brand and the other to the Citigroup brand. Each partner will be able to offer financial products and services to its corresponding customer base.

    . Itau Holding and Lojas Americanas S.A. (LASA) announced an association that will operate exclusively to design and sell financial products and services to LASA customers. Itau Holding will be in charge of the operating management of the new institution, the start-up of which is scheduled for the 2nd half.

    . In January, Banco Itau entered into a partnership with Banco BPI from Portugal, La Caixa from Spain, and Unicredito from Italy for the remittance of funds into Brazil. This partnership allows Brazilian citizens and other residents in these countries to send funds to any Itau branch in Brazil.

AWARDS

The quarter, Itau received the following awards:

    .   Best Brazilian Bank (2nd time in a row) - Global Finance Magazine
    . Animec Public Company Seal-2004 - Animec (National Association of Capital Market Investors)
    . Top 5 of Latin America for its Investors Relations Website (7th time in a row) - MZ Consult
    .   Best On-Line Annual Report in Latin America - RAO 1 (4th time in a row)
        - MZ Consult

PEOPLE

Itau Holding employed 44,992 people at the end of the first quarter of 2005, with an increase of 7.0% compared to the first quarter of 2004, which is a consequence of the new operations implemented. Staff fixed compensation plus charges and benefits totaled R$ 754 million. Welfare benefits granted to employees and their dependants totaled R$ 138 million. The Bank also invested R$ 8 million in education, training, and development programs. In order to foster diversity as a human value and encourage the hiring of disabled people and afro-descendants, the Bank decided to make the hiring profile more flexible as regards education requirements and credit restrictions. Banco Itau also signed an agreement with the Zumbi dos Palmares University to offer internships to afro-descendants business administration students.

BANCO ITAU BBA

At the end of April, Fernao Bracher left the presidency of Banco Itau BBA, and remained in the Board of Directors. Candido Bracher, who was already superintendent vice president, became the new president of the Bank. It should be highlighted the impressive work of Fernao Bracher as the main executive of Itau BBA and his great contribution of the financial market and the country.

In March, Itau BBA announced the restructuring of the Investment Banking Area by hiring new executives in the market to reinforce its team and reinforce its commitment to establish a prime investment bank, consolidating itself as a quality partner of its customer base.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                57

SOCIAL RESPONSABILITY

ECUADOR PRINCIPLES

Itau Holding now adopts the same criteria of the Ecuador Principles to finance projects below US$ 50 million. By adopting these Principles, the Bank ensures that financed projects are developed in a socially responsible manner, reflecting environmental management best practices.

FUNDACAO ITAU SOCIAL

The highlights for the quarter are the "Programa Melhoria da Educacao do Municipio" (Improvement of Municipal Education Program) with the implementation of two new groups in Sao Paulo Inland and in the semidesert region (Juazeiro center), and the "Programa Educacao e Participacao" (Participation and Education Program), with the continuity of the "Programa Gestores de Aprendizagem" (Learning Managers Program) in Belo Horizonte, Sao Paulo, Curitiba, and State of Sao Paulo Inland.

The 480 youngsters that participated in the "Programa Jovens Urbanos" (Urban Youth Program), created in 2004, started a community work project systematization stage. The design of such projects is followed up by the employee involved in the "Programa Itau Voluntario" (Itau Voluntaries Program).

Fundacao Itau Social also kept investing in strengthening the management competence of Third Sector entities by developing a Social Projects Economic Evaluation methodology. This year two Social Projects Economic Evaluation courses will be offered to Government Authorities and NGOs.

In 2005, the two big highlights will be the 6th edition of the Itau-Unicef Award, which will gather thousands of NGOs that develop work supplementing school education, and the launching of the Itau Support to Entrepreneurs Award, focused on incentives and rewarding of OSCIPS that work with micro-credit.

INSTITUTO ITAU CULTURAL

This quarter, investments of the activities of Instituto Itau Cultural totaled R$ 5 million. The institute's headquarters in Sao Paulo received over 49,000 visitors.

The "Rumos" (Directions) program, main program of Itau Cultural, has reached over 1.5 million people over eight years, promoting the work of 750 artists in different regions of Brazil. In 2004, the program received 1,646 applications in the categories Music, Cultural Journalism e Literature-Audiobooks and 80 projects were chosen.

In the first quarter of 2005, the Institute started to receive applications for Visual Arts and Cultural and Art Education. By May, seminars with professionals will be held in all Brazilian States. Artists who received awards in Music will perform in a number of shows. The awardees in Rumos Cultural Journalism started their involvement in the Virtual Laboratory, with distant-learning activities.

In March, the Institute opened to the public the multidisciplinary event "Corpo"
(Body) with the exhibition "O Corpo na Arte Contemporanea Brasileira" (The Body in Brazilian Contemporary Art), organized by Fernando Cocchiarale. The event includes seminars, thematic publications of the "Jogo de Ideias" (Idea Game) program, dance shows, children's plays, and visual art performances.

INDEPENDENT AUDITORS - CVM INSTRUCTION NO. 381

During the quarter, PricewaterhouseCoopers Auditores Independentes provided audit related services to enable the Bank to comply with the rules set forth by the Sarbanes Oxley Act, Section 404, in the amount of R$ 1,764 thousand representing 14.8% of total fees paid. PricewaterhouseCoopers Auditores Independentes and related parties did not provide other non-audit related services in excess of 5% of total external audit fees.

CIRCULAR 3,068 - BACEN

Under Circular 3,068 of the Central Bank of Brazil, of November 8, 2001, which sets forth Securities' recording and accounting measurement criteria, Itau Holding hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 3,556 million, corresponding only to 11.8% of total securities held.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                58

ACKNOWLEDGEMENTS

We thank once again our shareholders and clients for their indispensable support and trust. We thank our employees for their work dedicated to building an increasingly stronger Bank.

             (Approved at the Meeting of the Board of Directors on May 2, 2005).

The complete financial statements and the management discussion and analysis report, which bring more details on the results for the quarter, are available in Itau Holding website (http://www.itauri.com.br).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                59

BANCO ITAU HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS

CHAIRMAN
OLAVO EGYDIO SETUBAL

VICE-PRESIDENTS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSE CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

MEMBERS
ALCIDES LOPES TAPIAS
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
DIRECTOR AND SENIOR EXECUTIVE OFFICER
ROBERTO EGYDIO SETUBAL

SENIOR VICE-PRESIDENT
HENRI PENCHAS
SERGIO SILVA DE FREITAS

EXECUTIVE VICE-PRESIDENT
ALFREDO EGYDIO SETUBAL

LEGAL CONSULTANT
LUCIANO DA SILVA AMARO

EXECUTIVE DIRECTORS
RODOLFO HENRIQUE FISCHER
SILVIO APARECIDO DE CARVALHO

INTERNATIONAL ADVISORY COMMITTEE
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE CARLOS MORAES ABREU
JULIO LAGE GONZALEZ
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

ACCOUNTANT
JOSE MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

ADVISORY COUNCIL
FERNANDO DE ALMEIDA NOBRE NETO
JOAQUIM FRANCISCO MONTEIRO DE CARVALHO
LICIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO

OPTIONS COMMITTEE ITAU HOLDING
CHAIRMAN
OLAVO EGYDIO SETUBAL

MEMBERS
CARLOS DA CAMARA PESTANA
JOSE CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE

CHAIRMAN
CARLOS DA CAMARA PESTANA

EFFECTIVE MEMBERS
ALCIDES LOPES TAPIAS
TEREZA CRISTINA GROSSI TOGNI

TRADING COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TAPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
HENRI PENCHAS
MARIA ELIZABETE VILACA LOPES
ROBERTO TEIXEIRA DA COSTA

DISCLOSURE COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TAPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILACA LOPES
ROBERTO TEIXEIRA DA COSTA
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL

CHAIRMAN
GUSTAVO JORGE LABOISSIERE LOYOLA

MEMBERS
ALBERTO SOZIN FURUGUEM
IRAN SIQUEIRA LIMA

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                60

BANCO ITAU S.A.

PRESIDENT AND CHIEF EXECUTIVE OFFICER
ROBERTO EGYDIO SETUBAL

SENIOR VICE-PRESIDENTS
HENRI PENCHAS
SERGIO SILVA DE FREITAS

EXECUTIVE VICE-PRESIDENTS
ALFREDO EGYDIO SETUBAL
ANTONIO JACINTO MATIAS
RENATO ROBERTO CUOCO
RODOLFO HENRIQUE FISCHER

LEGAL CONSULTANT
LUCIANO DA SILVA AMARO

EXECUTIVE DIRECTORS
FERNANDO TADEU PEREZ
HELIO DE MENDONCA LIMA
JOAO JACO HAZARABEDIAN
JOSE FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI
OSVALDO DO NASCIMENTO
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU
SERGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO

BANCO ITAU BBA S.A.

CHIEF EXECUTIVE OFFICER
FERNAO CARLOS BOTELHO BRACHER

DIRECTOR VICE-PRESIDENT - SUPERINTENDENT
CANDIDO BOTELHO BRACHER

DIRECTORS VICE-PRESIDENTS - EXECUTIVE
ANTONIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON

DIRECTORS VICE-PRESIDENTS - COMMERCIAL
ALBERTO FERNANDES
SERGIO AILTON SAURIN

ITAU  SEGUROS S.A.

CHIEF EXECUTIVE OFFICER
LUIZ DE CAMPOS SALLES

EXECUTIVE VICE-PRESIDENTS
OLAVO EGYDIO SETUBAL JUNIOR
MARCELO BLAY

EXECUTIVE DIRECTORS
CARLOS EDUARDO DE MORI LUPORINI
CLAUDIO CESAR SANCHES
JOSE CARLOS MORAES ABREU FILHO

BANCO ITAUCRED FINANCIAMENTOS S.A.

CHIEF EXECUTIVE OFFICER
ROBERTO EGYDIO SETUBAL

DIRECTORS VICE-PRESIDENTS
JOSE FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

DIRECTORS
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
FERNANDO JOSE COSTA TELES
JACKSON RICARDO GOMES
LUIS FERNANDO STAUB
LUIS OTAVIO MATIAS
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MARIO MENDES AMADEU
MARIO WERNECK BRITTO
RODOLFO HENRIQUE FISCHER

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                61

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

ASSETS                                                                                    03/31/2005       03/31/2004
-------------------------------------------------------------------------------------   --------------   --------------
CURRENT ASSETS AND LONG-TERM RECEIVABLES                                                   143,404,308      123,746,381
  CASH AND CASH EQUIVALENTS                                                                  1,962,962        1,960,614
  SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)                                            22,002,228       25,096,681
    Money market                                                                            12,529,762       15,740,402
    Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)                  255,668          653,162
    Interbank deposits                                                                       9,216,798        8,703,117
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c AND 6)                      29,750,255       28,801,459
    Own portfolio                                                                           11,963,554       14,211,382
    Subject to repurchase commitments                                                        1,200,493        1,062,112
    Pledged in guarantee                                                                     2,469,236        3,176,865
    Deposited with the Central Bank                                                            202,602        1,525,653
    Derivative financial instruments                                                         2,983,530        1,263,324
    Guarantor Resources of Technical Provision - Funds quotas of PGBL/VGBL (Note 10b)        7,436,286        4,716,047
    Guarantor Resources of Technical Provision - Other securities (Note 10b)                 3,494,554        2,846,076
  INTERBANK ACCOUNTS                                                                        11,907,634        9,345,247
    Pending settlement                                                                       1,040,095          991,161
    Central Bank deposits                                                                   10,574,623        8,075,746
    National Housing System (SFH)                                                              277,058          256,567
    Correspondents                                                                               6,577           21,773
    Interbank onlendings                                                                         9,281                -
  INTERBRANCH ACCOUNTS                                                                          24,160           17,251
  LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                                        47,691,767       35,767,463
    Operations with Credit Assignment Characteristics (Note 4d)                             50,979,754       38,870,862
    Allowance for loan losses (Note 4e)                                                     (3,287,987)      (3,103,399)
  OTHER RECEIVABLES                                                                         28,886,706       21,573,390
    Foreign exchange portfolio (Note 8)                                                     13,417,021       10,787,655
    Income receivable                                                                          523,637          528,705
    Insurance premium receivable (Note 10b)                                                    632,224          499,619
    Negotiation and Intermediation of securities (Note 22h)                                  4,968,200          623,722
    Sundry (Note 12a)                                                                        9,345,624        9,133,689
  OTHER ASSETS (Note 4F)                                                                     1,178,596        1,184,276
    Other assets                                                                               369,270          412,999
    (Valuation allowance)                                                                     (102,516)        (132,051)
    Prepaid expenses                                                                           911,842          903,328

PERMANENT ASSETS                                                                             2,998,471        3,232,961
  INVESTMENTS (Notes 4g and 15a)                                                               842,186          962,237
    Investments in subsidiaries and affiliates                                                 686,761          827,046
      Domestic                                                                                 114,336          123,084
      Abroad                                                                                   572,425          703,962
    Other investments                                                                          254,902          255,436
    (Allowance for losses)                                                                     (99,477)        (120,245)
  FIXED ASSETS (Note 4h)                                                                     1,926,416        2,028,821
    Property for own use                                                                     2,147,812        2,147,913
    Other fixed assets                                                                       3,170,793        2,675,046
    (Accumulated depreciation)                                                              (3,392,189)      (2,794,138)
  DEFERRED CHARGES (Note 4i)                                                                   229,869          241,903
    Organization and expansion expenses                                                        488,439          523,834
    (Accumulated amortization)                                                                (258,570)        (281,931)

TOTAL ASSETS                                                                               146,402,779      126,979,342

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                62

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of reais)

LIABILITIES                                                                               03/31/2005       03/31/2004
-------------------------------------------------------------------------------------   --------------   --------------
CURRENT AND LONG-TERM LIABILITIES                                                          130,523,981      113,280,342
  DEPOSITS (Notes 4a and 9b)                                                                44,024,682       34,605,925
    Demand deposits                                                                         10,487,531        8,797,544
    Savings deposits                                                                        19,023,655       17,530,047
    Interbank deposits                                                                       1,055,399          450,514
    Time deposits                                                                           13,277,119        7,827,820
    Other deposits                                                                             180,978                -
  DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)                17,366,968       21,395,554
    Own portfolio                                                                           12,504,879        7,298,015
    Third-party portfolio                                                                    4,862,089        4,098,912
    Free portfolio                                                                                   -        9,998,627
  FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)                         3,749,837        3,491,822
    Mortgage notes                                                                                   -          154,412
    Debentures                                                                                       -          719,269
    Foreign borrowings in securities                                                         3,749,837        2,618,141
  INTERBANK ACCOUNTS                                                                         1,047,920          999,070
    Pending settlements                                                                        940,338          844,275
    Correspondents                                                                             107,582          154,795
  INTERBRANCH ACCOUNTS                                                                       1,036,774          819,632
    Third-party funds in transit                                                             1,033,964          816,592
    Internal transfer of funds                                                                   2,810            3,040
  BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                                               10,229,324       13,525,493
    Borrowings                                                                               6,132,521        9,072,213
    Onlendings                                                                               4,096,803        4,453,280
  DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)                                         2,243,327          857,921
  TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j
   and 10a)                                                                                 11,553,878        8,320,351
  OTHER LIABILITIES                                                                         39,271,271       29,264,574
    Collection and payment of taxes and contributions                                        1,728,174        1,099,266
    Foreign exchange portfolio (Note 8)                                                     13,567,260       10,873,093
    Social and statutory                                                                       481,973          355,357
    Tax and social security contributions (Note 14c I)                                       3,997,241        3,402,721
    Negotiation and Intermediation of securities (Note 22h)                                  5,438,745          573,699
    Credit card operations                                                                   3,237,180        2,145,675
    Securitization of foreign payment orders (Note 9f)                                       1,642,410        1,906,364
    Subordinated debts (Note 9g)                                                             4,769,877        4,854,649
    Sundry (Note 12b)                                                                        4,408,411        4,053,750
DEFERRED INCOME                                                                                 45,281          121,871
MINORITY INTEREST IN SUBSIDIARIES                                                            1,204,796        1,098,755
STOCKHOLDERS' EQUITY (Note 16)                                                              14,628,721       12,478,374
  Capital                                                                                    8,101,000        4,780,000
    Domestic                                                                                 6,409,428        3,798,332
    Foreign                                                                                  1,691,572          981,668
  Capital reserves                                                                           2,183,867        5,648,619
  Revenue reserves                                                                           4,395,709        1,922,476
  Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6c )               345,510          515,043
  (Treasury shares)                                                                           (397,365)        (387,764)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                 146,402,779      126,979,342

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                63

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME
(In thousands of reais)

                                                                                           01/01 TO         01/01 TO
                                                                                          03/31/2005       03/31/2004
                                                                                        --------------   --------------
INCOME FROM FINANCIAL OPERATIONS                                                             5,007,424        4,445,555
  Loans, leasing and other credits                                                           3,135,360        2,338,947
  Securities and derivative financial instruments                                            1,201,174        1,597,913
  Insurance, pension plan and capitalization                                                   399,884          265,368
  Foreign exchange operations                                                                   54,727           83,737
  Compulsory deposits                                                                          216,279          159,590

EXPENSES ON FINANCIAL OPERATIONS                                                            (1,946,175)      (2,072,909)
  Money market                                                                              (1,432,839)      (1,525,606)
  Technical provision for pension plan and capitalization                                     (308,879)        (195,510)
  Borrowings and onlendings                                                                   (204,457)        (351,793)

INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES                                          3,061,249        2,372,646

RESULT OF LOAN LOSSES (Note 7d I)                                                             (593,410)        (201,911)
  Expense with allowance for loan losses                                                      (755,608)        (362,996)
  Income from recovery of credits written off as loss                                          162,198          161,085

GROSS INCOME FROM FINANCIAL OPERATIONS                                                       2,467,839        2,170,735

OTHER OPERATING INCOME (EXPENSES)                                                             (524,571)        (762,506)
  Banking service fees (Note 12c)                                                            1,794,070        1,404,817
    Resources management                                                                       397,757          344,828
    Current account services                                                                   348,628          288,703
    Credit cards                                                                               436,573          243,714
    Sureties and credits granted                                                               270,700          195,410
    Receipt services                                                                           209,060          203,213
    Other                                                                                      131,352          128,949
  Result of operations with insurance, pension plan and capitalization (Note 10c)              205,823          196,092
  Personnel expenses (Note 12d)                                                               (954,977)        (773,379)
  Other administrative expenses (Note 12e)                                                  (1,103,327)        (995,726)
  Tax expenses (Notes 4I and 14a II)                                                          (425,673)        (346,193)
  Income from interests in associated and subsidiary companies (Note 15b)                       94,897           30,325
  Other operating income (Note 12f)                                                            111,618           77,013
  Other operating expenses (Note 12g)                                                         (247,002)        (355,455)
OPERATING INCOME                                                                             1,943,268        1,408,229

NON OPERATING INCOME                                                                             6,043           (5,293)

INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING                                      1,949,311        1,402,936

INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4I and 14a I)                                       (535,998)        (427,021)
  Due on operations for the period                                                            (739,210)        (508,498)
  Temporary additions                                                                          203,212           81,477

EXTRAORDINARY RESULT (Note 13)                                                                (142,245)           4,844

PROFIT SHARING                                                                                 (91,735)         (97,372)
  Employees - Law 10,101 of 12/19/2000                                                         (69,379)         (74,735)
  Officers - Statutory - Law 6,404 of 12/15/1976                                               (22,356)         (22,637)

MINORITY INTEREST IN SUBSIDIARIES                                                              (38,037)          (7,235)

NET INCOME                                                                                   1,141,296          876,152
                                                                                        --------------   --------------
NUMBER OF OUTSTANDING SHARES - (in thousands at 03/31/2004) (Note 16a)                     113,676,757      114,086,910
NET INCOME PER SHARE - (PER THOUSAND SHARES AT 03/31/2004) R$                                    10.04             7.68
BOOK VALUE PER SHARE - (PER THOUSAND SHARES AT 03/31/2004) R$                                   128.69           109.38

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                64

                       BANCO ITAU HOLDING FINANCEIRA S.A.
                        NOTES TO THE FINANCIAL STATEMENTS
                    FROM JANUARY 1 TO MARCH 31, 2005 AND 2004
                             (In thousands of reais)

NOTE 1 - OPERATIONS

Banco Itau Holding Financeira S.A. (ITAU HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Consortia and Securities Brokerage.

On February 28, 2005, the association was announced between ITAU HOLDING and Lojas Americanas S.A. (LASA), creating a partnership to form a new company called FAI - FINANCEIRA AMERICANAS ITAU S.A. CREDITO, FINANCIAMENTO E INVESTIMENTO and to acquire the sales promoting company Facilita Servicos e Propaganda S.A. (FACILITA), which will exclusively participate in the structuring and sales processes of products and financial services to LASA customers. The investment totaled R$ 240,000, resulting in a goodwill of R$ 200,000, fully amortized in the consolidated financial statements. The settlement was made on April 27, 2005.

The transaction was submitted to be approved by the Brazilian Central Bank (BACEN).

The activities are expected to begin in the second half of 2005, and it is also expected that the results from these activities will not have a significant effect during the first three years.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                65

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a)   PRESENTATION OF THE FINANCIAL STATEMENTS

     The financial statements of ITAU HOLDING and of its subsidiaries (ITAU HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission
     (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

     The consolidated financial statements are being presented without segregation between current and long-term, in compliance with the former quarterly information.

     Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credits operations. The resources related to these amounts are included in Other Liabilities - Operations with Credit Cards. The Leasing Operations are presented at current value in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits operations in the Statement of Income.

     The exchange rate result is presented adjusted, with the reclassification of expenses and income, so as to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

b)   CONSOLIDATION

     Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which the funds quotas had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding equity accounts.

     This goodwill was fully amortized in the years when these acquisitions occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

     In BANCO BANESTADO S.A. (BANESTADO), tax credits are recorded at amounts considered adequate in relation to expected future earnings. In ITAU HOLDING CONSOLIDATED, these tax credits are fully recognized, considering the larger size and additional synergy, which are factors which favor maximization of results.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                66

The consolidated finacial statements include ITAU HOLDING and its direct and indirect subsidiaries, highlighting:

                                                                                                    PARTICIPATION %
                                                                                                -----------------------
                                                                                                03/31/2005   03/31/2004
                                                                                                ----------   ----------
FINANCIAL ACTIVITY AND OPERATIONS
  Banco Itau S.A.                                                                                   100.00       100.00
  Banco Itau BBA S.A.                                                                                95.75        95.75
  Banco Banestado S.A.                                                                               99.99        99.99
  Banco Itaucred Financiamento S.A.                                                                  99.99        99.99
  Banco Fiat S.A.                                                                                    99.99        99.99
  Banco Itau Buen Ayre S.A.                                                                          99.99        99.99
  Banco Itau Europa Luxembourg S.A.                                                   (1)            19.52        19.52
  Banco Itau Europa S.A.                                                              (1)            19.53        19.53
  Itau Bank, Ltd.                                                                                   100.00       100.00
  Cia. Itauleasing de Arrendamento Mercantil                                                         99.99        99.99
  Itau Corretora de Valores S.A.                                                                     99.99        99.99
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
  Itau Seguros S.A. e Controladas                                                                   100.00       100.00
  Itau Vida e Previdencia S.A.                                                                       99.99        99.99
  Cia. Itau de Capitalizacao                                                                         99.99        99.86
CREDIT CARD ADMINISTRATION ACTIVITIES
  Itaucard Financeira S.A. Credito, Financiamento e Investimento                                     99.99        99.99
  Credicard Banco S.A.                                                              (2)(3)           50.00        33.33
  Orbitall Servicos e Processamento e Informatizacao Comercial Ltda. e Controlada   (2)(3)          100.00        33.33
  Redecard S.A.                                                                       (2)            31.94        31.94
  Financeira Itau CBD S.A. - Credito, Financiamento e Investimento                  (2)(4)           50.00            -
CONSORTIA GROUPS ADMINISTRATION
  Fiat Administradora de Consorcios Ltda.                                                            99.99        99.99
  Itau Administradora de Consorcios Ltda.                                                            99.99        99.99
NON - FINANCIAL INSTITUTIONS
  Akbar - Marketing e Servicos, LDA e Controladas                                                    95.75        95.75
  Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada                                     100.00       100.00
  Itausa Export S.A.                                                                  (1)            22.23        22.23
  Serasa S.A.                                                                         (2)            32.54        32.54

(1) Associated Companies included on consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itausa - Investimentos Itau S.A. (ITAUSA).
(2) Companies with shared control included proportionally on consolidation. Orbitall only on March 31, 2004.
(3) Increase in participation through acquisition, considering in the consolidated, Credicard as from September 30, 2004 and Orbitall as from October 31,
(4) Investment set up on November 9, 2004 and approved to operate by BACEN on April 5, 2005.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                67

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at March 31, 2005, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), according to present regulation, are as follows:

                                                FINANCIAL SYSTEM    ECONOMIC-FINANCIAL
                                                CONSOLIDATED (1)     CONSOLIDATED (2)
                                               ------------------   ------------------
Referential equity (3)                                 20,443,150           20,257,627
Basel ratio                                                  19.3%                18.3%
  Tier I                                                     15.3%                14.4%
  Tier II                                                     4.0%                 3.9%
Fixed asset ratio (4)                                        46.9%                25.0%
Excess capital in relation to fixed assets                641,818            5,057,486

(1)  Consolidated financial statements including only financial companies.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.

(3) BACEN, through Resolution 2,837/2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (18.3%, based on economic-financial consolidated) to be adequate, considering that:
a)   It is higher than the minimum required by the authorities (11.0%).
b) The ratio increases to 18.5% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAU HOLDING) used to establish limits.
c) Considering item (b) above and other realization asset amounts (Note 18), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 21.0%.

For calculation of the ratios at March 31, 2005, the Adjusted Reference Net Equity was used, as follows:

                                                         FINANCIAL SYSTEM     ECONOMIC-FINANCIAL
                                                           CONSOLIDATED          CONSOLIDATED
                                                        ------------------    ------------------
ITAU HOLDING stockholders' equity (Individual)                  15,514,535            15,514,535
Minority interest not eliminated in the consolidation            1,268,347             1,086,163
Unrealized profits of operations with subsidiaries                 (13,069)              (16,408)
Consolidated stockholders' equity (BACEN)                       16,769,813            16,584,290
Subordinated debt                                                3,768,407             3,768,407
Tax credits excluded from Level I                                  (95,070)              (95,070)
Referential equity                                              20,443,150            20,257,627
Adjustments
Requirement for SWAP operations risk                              (350,941)             (350,941)
Requirement for foreign exchange risk                           (1,605,029)           (1,605,029)
Requirement for interest rate risk                                (175,801)             (175,409)
Other                                                             (277,446)             (277,446)
Adjusted referential equity                                     18,033,933            17,848,802

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                68

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

CHANGES IN THE BASEL RATIO:

                                              FINANCIAL SYSTEM CONSOLIDATED           ECONOMIC-FINANCIAL CONSOLIDATED
                                          --------------------------------------   --------------------------------------
                                            ADJUSTED                                 ADJUSTED
                                          REFERENTIAL      WEIGHTED                REFERENTIAL      WEIGHTED
                                             EQUITY         ASSETS       EFFECT       EQUITY         ASSETS       EFFECT
                                          ------------   ------------   --------   ------------   ------------   --------
Ratio at 12/31/2004                         17,752,391     82,043,390       21.6%    17,620,011     85,701,539       20.6%
                                          ============   ============   ========   ============   ============   ========
Prior years' adjustments                       (86,943)             -       -0.1%       (86,943)             -       -0.1%
Result for the period                        1,296,250              -        1.6%     1,262,941              -        1.5%
Interest on own capital                       (347,256)             -       -0.4%      (347,256)             -       -0.4%

Variation adjustments to securities and
 derivatives                                  (127,430)             -       -0.2%      (127,430)             -       -0.2%
Interest rate risk                             (20,615)             -        0.0%       (20,582)             -        0.0%
Treasury stock                                  77,972              -        0.1%        77,972              -        0.1%
Foreign exchange exposure                     (146,495)             -       -0.2%      (146,495)             -       -0.2%
SWAP operations risk                           (58,164)             -       -0.1%       (58,164)                     -0.1%
Subordinated debt                             (202,843)             -       -0.2%      (202,843)             -       -0.2%
Other changes in referential equity           (102,934)             -       -0.1%      (122,409)             -       -0.2%
Changes in weighted assets                                 11,479,773       -2.7%                   11,679,389       -2.5%
                                          ------------   ------------   --------   ------------   ------------   --------
Ratio at 03/31/2005                         18,033,933     93,523,163       19.3%    17,848,802     97,380,928       18.3%
                                          ============   ============   ========   ============   ============   ========
Ratio at 03/31/2004                         15,215,884     71,910,841       21.2%    15,086,980     76,334,123       19.8%
                                          ============   ============   ========   ============   ============   ========

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                69

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Short-term interbank investments, remunerated restricted credits - Brazilian Central Bank, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary and exchange correction and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Resolution Circular 3,068, of November 8, 2001. Securities are classified in the following categories:

     o trading securities - acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry to the results for the period;

     o securities available for sale - securities that are not intended for negotiation nor intended to be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

     o securities held to maturity - securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

     Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders' equity account.

     Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

     The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

     o Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

     o Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The non-hedged amount is recorded directly in the statement of income.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                70

d) Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) - These transactions are recorded at current value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2,682 of December 21, 1999, among which are:

     o Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

     o Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f) Other assets - These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied, of which benefits showed be recorded in deferred income.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rates:

     Buildings in use                                                 4%
     Installations, furniture, equipment and security,
      transportation and communication                        10% to 25%
     EDP systems                                              20% to 50%

i) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight line over the respective rental periods, and acquisition of softwares, which are amortized on a straight-line basis over five years.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                71

j) Technical Provisions of Insurance, Capitalization and Pension Plans - Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 89 of August 19, 2002.

     I-   Insurance:

          Provision for unsettled claims - set up to determine unearned premiums relating to the risk coverage period; Provision for insufficient premiums - set up in case of insufficient Provision for unearned premiums; Provision for unearned premiums of current risks but not issued - calculated based on technical studies; Provision for unsettled claims - set up based on notices of loss, in an amount sufficient to cover future commitments; Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

          In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

     II- Supplementary Pension Plans and Individual life insurance segments - correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

          Provision for benefits to regulate and redemptions or Other amounts to regulate (Other provisions) - refer to amounts still not regulated up to the balance sheet date; Provision for events occurred but not reported (IBNR) - set up in relation to the estimated amount of events occurred but not reported; Mathematical provisions for benefits granted and benefits to be granted - correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits; Provision for insufficient contribution - set up in case of insufficient mathematical provisions.

     III- Capitalization:

          Mathematical provision for redemptions - represents capitalization securities received to be redeemed; Provision for raffles - calculated according to definition in technical note; Raffles payable - set up by raffles of securities carried out; Provision for contingencies (Other provisions) - set up by the application of contingency quota on the collected amount.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                72

k) Provision and Contingent Liabilities - Provisions and contingent liabilities, in connection with conservative practices adopted, normally are recorded based on the opinion of legal advisors and additionally, through the use of models and criteria which allow that most adequate measurement, in spite of the uncertainty of their term and amount.

     I-   Labor contingencies:

          These are set up upon judicial notice and adjusted monthly by the moving average amount of payment of lawsuits ended in the last 12 months, for lawsuits based on claims considered similar and usual and adjusted to the execution deposit amount when required or the definitive execution amount (indisputable amount) when it is in the stage of being a final judgment and unappealable.

     II-  Civil contingencies:

          These are set up upon judicial notice and adjusted monthly:

          o at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and whose amount is not considered relevant; or

          o at the claimed indemnity amount, on the evidence presented based on the evaluation of legal advisors - which considers jurisprudence, legal opinions raised, evidence produced in the records and the judicial decisions already issued - relating to the risk level of loss of lawsuits related to claims considered unusual or whose amount is considered significant;

          Provisions for Civil Contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount when the claim is finally judged and has become unapeable.

     III- Tax and social security contingencies:

          The provisions originated in tax and social security contingencies basically refer to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, and set up at the full amount under discussion. They are restated, net of the corresponding deposits in guarantee, in accordance with current legislation.

     Interest or restatement of judicial escrow deposits is not recognised, except when a release order has been issued in respect of claims judged in favour of the companies, due to the lawsuits considered favorable.

l) Taxation - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

          Income tax                                         15.00%
          Additional income tax                              10.00%
          Social contribution                                 9.00%
          PIS (1)                                             0.65%
          COFINS (1)                                          4.00%
          ISS                                           Until 5.00%
          CPMF                                                0.38%
          ----------
          (1) For the non financial subsidiaries which fit into the non cumulative calculation the PIS rate is 1.65% and COFINS is 7.6%.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                73

NOTE 5 - SHORT-TERM INTERBANK INVESTMENTS

                                                                                           03/31/2005
                                                                    ---------------------------------------------------------
                                                                       0 - 30        31 - 180      181 - 365       Over 365
                                                                    ------------   ------------   ------------   ------------
Money market                                                           8,435,955      4,044,711         49,096              -
  Funded position (*)                                                  3,634,231      4,044,711         49,096              -
  Financed position                                                    4,801,724              -              -              -
    With free movement                                                         -              -              -              -
    Without free movement                                              4,801,724              -              -              -
  Linked to Free Movement Securities                                           -              -              -              -
Money market - Guarantor Resources of Technical Provisions - SUSEP        45,966        209,702              -              -
Interbank deposits                                                     6,257,070      1,892,459        499,700        567,569
                                                                    ------------   ------------   ------------   ------------
TOTAL                                                                 14,738,991      6,146,872        548,796        567,569
% per maturity term                                                         67.0           27.9            2.5            2.6
                                                                    ------------   ------------   ------------   ------------
TOTAL - 03/31/2004                                                    14,113,662     10,460,051        133,449        389,519
% per maturity term                                                         56.1           41.7            0.5            1.7
                                                                    ============   ============   ============   ============

                                                                            03/31/2005                    03/31/2004
                                                                    ---------------------------   ---------------------------
                                                                       Total            %            Total            %
                                                                    ------------   ------------   ------------   ------------
Money market                                                          12,529,762           56.9     15,740,402           62.7
  Funded position (*)                                                  7,728,038           35.1      1,389,504            5.4
  Financed position                                                    4,801,724           21.8      9,314,108           37.2
    With free movement                                                         -              -      5,034,973           20.1
    Without free movement                                              4,801,724           21.8      4,279,135           17.1
  Linked to Free Movement Securities                                           -              -      5,036,790           20.1
Money market - Guarantor Resources of Technical Provisions - SUSEP       255,668            1.2        653,162            2.6
Interbank deposits                                                     9,216,798           41.9      8,703,117           34.7
                                                                    ------------   ------------   ------------   ------------
TOTAL                                                                 22,002,228                    25,096,681
% per maturity term
                                                                    ------------
TOTAL - 03/31/2004                                                    25,096,681
% per maturity term

(*) Includes R$ 2,933,267 related to money market with free movement, in which securities are restricted to guarantee transactions at the Commodities Futures Exchange (BM&F).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                74

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND
LIABILITIES)

See below the composition by type of instruments and maturity of Securities and Derivatives, already adjusted to their respective market value, of which R$ 10,930,840 (R$ 7,562,123 at 03/31/2004) refer to guarantor resources of technical provisions (Note 10b).

a)   SUMMARY

                                                                                  03/31/2005
                                                    -----------------------------------------------------------------------
                                                                    PROVISION FOR ADJUSTMENT
                                                                      TO MARKET VALUE WITH
                                                                           IMPACT ON:
                                                                   --------------------------
                                                                                 STOCKHOLDERS'     MARKET
                                                       COST          RESULTS        EQUITY          VALUE           %
                                                    -----------    -----------   ------------   ------------   ------------
PUBLIC SECURITIES - DOMESTIC (1)                      7,000,988         (5,422)       222,228      7,217,794           23.9
  Financial Treasury Bills                            2,006,360              3          9,339      2,015,702            6.7
  National Treasury Bills                                64,903              -           (350)        64,553            0.2
  National Treasury Notes                             2,436,418           (777)       208,291      2,643,932            8.8
  National Treasury Notes - M                           111,566              -              -        111,566            0.4
  Central Bank Notes                                    220,760            346          6,936        228,042            0.8
  National Treasury/Securitization                      152,035           (108)          (646)       151,281            0.5
  Brazilian External Debt Bonds                       1,705,535         (4,886)          (657)     1,699,992            5.6
  Investment in non Exclusive Funds                     227,797              -              -        227,797            0.8
    Financial Treasury Bills                            224,164              -              -        224,164            0.7
    Other                                                 3,633              -              -          3,633            0.0
  Other                                                  75,614              -           (685)        74,929            0.2
PUBLIC SECURITIES - FOREIGN                             830,563        (18,706)        40,364        852,221            2.8
  Portugal                                              521,690              -         40,388        562,078            1.9
  Argentina (2)                                         128,293        (19,138)             -        109,155            0.4
    Central Bank                                        106,629        (19,105)             -         87,524            0.3
    National Treasury                                    21,664            (33)             -         21,631            0.1
  Russia                                                 90,088            426              -         90,514            0.3
  United States                                          50,743              3            (24)        50,722            0.2
  Other                                                  39,749              3              -         39,752            0.1
CORPORATE SECURITIES                                 11,367,625         15,305        277,494     11,660,424           38.7
  Euro Bonds and Others                               4,528,332         13,279         31,281      4,572,892           15.2
  Bank Deposit Certificates                           3,510,096              -              -      3,510,096           11.6
  Shares in Publicly Traded Companies                   349,663           (823)       239,748        588,588            2.0
  Debentures                                          1,117,732             (5)         1,128      1,118,855            3.7
  Promissory Notes                                      956,869              -              -        956,869            3.2
  Mortgage Bills                                        146,561              -              -        146,561            0.5
  Rural Producer Certificates                                 -              -              -              -              -
  Quotas of Fixed Income Funds (3)                      442,176              -              -        442,176            1.5
  Quotas of Foreign Investment Funds                     42,813              -          4,101         46,914            0.2
  Quotas of Variable Income Funds                        13,159              -            809         13,968            0.0
  Real Estate Certificates Receivable                   227,869          1,362           (164)       229,067            0.8
  Other                                                  32,355          1,492            591         34,438            0.1
PGBL/VGBL FUNDS QUOTAS (4)                            7,436,286              -              -      7,436,286           24.7
SUBTOTAL - SECURITIES                                26,635,462         (8,823)       540,086     27,166,725           90.1
  Trading securities                                 13,967,007         (8,823)             -     13,958,184           46.3
  Securities available for sale                       9,112,911              -        540,086      9,652,997           32.0
  Securities held to maturity (5)                     3,555,544              -              -      3,555,544           11.8
DERIVATIVE FINANCIAL INSTRUMENTS                      2,907,084         76,446              -      2,983,530            9.9
TOTAL                                                29,542,546         67,623        540,086     30,150,255          100.0

Additional allowance (exceeding minimum required)                                                   (400,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
 INSTRUMENTS (ASSETS)
                                                                                                  29,750,255
                                                    -----------    -----------   ------------   ------------   ------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)       (2,234,938)        (8,389)             -     (2,243,327)         100.0
                                                    ===========    ===========   ============   ============   ============

                                                                                  03/31/2005
                                                    -----------------------------------------------------------------------
                                                      0 - 30         31 - 90       91 - 180       181 - 365      366 - 720
                                                    -----------    -----------   ------------   ------------   ------------
PUBLIC SECURITIES - DOMESTIC (1)                        252,665        964,968        466,138        604,140        793,084
  Financial Treasury Bills                                    -        960,407         58,720        161,740        464,603
  National Treasury Bills                                 5,183              -             28         59,342              -
  National Treasury Notes                                     -              -        228,027        100,727         28,757
  National Treasury Notes - M                            12,397              -              -         12,396         24,792
  Central Bank Notes                                          -              -              -        192,705         35,337
  National Treasury/Securitization                           18             95         65,976         11,309          2,745
  Brazilian External Debt Bonds                           7,270          4,466        113,387         63,049        170,975
  Investment in non Exclusive Funds                     227,797              -              -              -              -
    Financial Treasury Bills                            224,164              -              -              -              -
    Other                                                 3,633              -              -              -              -
  Other                                                       -              -              -          2,872         65,875
PUBLIC SECURITIES - FOREIGN                              55,885         15,080         30,432         93,279        151,250
  Portugal                                                    -          1,752          7,788         93,279        132,541
  Argentina (2)                                          33,924            137         22,634              -         18,231
    Central Bank                                         33,203              -         22,634              -          2,222
    National Treasury                                       721            137              -              -         16,009
  Russia                                                      -              -              -              -              -
  United States                                           7,984         13,188              -              -              -
  Other                                                  13,977              3             10              -            478
CORPORATE SECURITIES                                  2,092,717        974,463      1,334,742      2,527,156      1,491,549
  Euro Bonds and Others                                 100,415        230,881        414,277        821,219      1,222,587
  Bank Deposit Certificates                             596,955        528,644        621,989      1,515,634          1,785
  Shares in Publicly Traded Companies                   588,588              -              -              -              -
  Debentures                                              8,148              -          4,269         22,811        186,727
  Promissory Notes                                      367,692        214,867        294,207         80,103              -
  Mortgage Bills                                              -              -              -         85,844         60,717
  Rural Producer Certificates                                 -              -              -              -              -
  Quotas of Fixed Income Funds (3)                      362,056              -              -              -          6,155
  Quotas of Foreign Investment Funds                     46,914              -              -              -              -
  Quotas of Variable Income Funds                        13,968              -              -              -              -
  Real Estate Certificates Receivable                         -              -              -              -              -
  Other                                                   7,981             71              -          1,545         13,578
PGBL/VGBL FUNDS QUOTAS (4)                            7,436,286              -              -              -              -
SUBTOTAL - SECURITIES                                 9,837,553      1,954,511      1,831,312      3,224,575      2,435,883
  Trading securities                                  9,087,984        647,236        825,475      1,619,551        259,177
  Securities available for sale                         724,134        398,391        787,114      1,530,599      2,094,794
  Securities held to maturity (5)                        25,435        908,884        218,723         74,425         81,912
DERIVATIVE FINANCIAL INSTRUMENTS                      1,741,684        245,650        222,165        413,157        179,987
TOTAL                                                11,579,237      2,200,161      2,053,477      3,637,732      2,615,870
                                                    -----------    -----------   ------------   ------------   ------------
                                                           38.4%           7.3%           6.8%          12.1%           8.7%
Additional allowance (exceeding minimum required)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
 INSTRUMENTS (ASSETS)
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)       (1,540,418)       (74,686)      (175,374)      (272,233)       (89,476)
                                                    ===========    ===========   ============   ============   ============

                                                    03/31/2005     03/31/2004
                                                    -----------    -----------
                                                                     MARKET
                                                     OVER 720         VALUE
                                                    ----------     -----------
PUBLIC SECURITIES - DOMESTIC (1)                      4,136,799     12,938,771
  Financial Treasury Bills                              370,232      3,148,782
  National Treasury Bills                                     -      1,754,373
  National Treasury Notes                             2,286,421      3,395,714
  National Treasury Notes - M                            61,981        147,917
  Central Bank Notes                                          -      1,552,705
  National Treasury/Securitization                       71,138        171,925
  Brazilian External Debt Bonds                       1,340,845      2,260,294
  Investment in non Exclusive Funds                           -        446,688
    Financial Treasury Bills                                  -        404,437
    Other                                                     -         42,251
  Other                                                   6,182         60,373
PUBLIC SECURITIES - FOREIGN                             506,295        902,346
  Portugal                                              326,718        728,452
  Argentina (2)                                          34,229         78,811
    Central Bank                                         29,465         51,414
    National Treasury                                     4,764         27,397
  Russia                                                 90,514              -
  United States                                          29,550         31,960
  Other                                                  25,284         63,123
CORPORATE SECURITIES                                  3,239,797      9,525,971
  Euro Bonds and Others                               1,783,513      2,959,513
  Bank Deposit Certificates                             245,089      3,806,864
  Shares in Publicly Traded Companies                         -        570,200
  Debentures                                            896,900      1,063,161
  Promissory Notes                                            -        445,709
  Mortgage Bills                                              -        134,549
  Rural Producer Certificates                                 -         31,898
  Quotas of Fixed Income Funds (3)                       73,965        240,777
  Quotas of Foreign Investment Funds                          -         38,046
  Quotas of Variable Income Funds                             -         74,460
  Real Estate Certificates Receivable                   229,067        133,470
  Other                                                  11,263         27,324
PGBL/VGBL FUNDS QUOTAS (4)                                    -      4,716,047
SUBTOTAL - SECURITIES                                 7,882,891     28,083,135
  Trading securities                                  1,518,761     12,217,055
  Securities available for sale                       4,117,965     12,142,883
  Securities held to maturity (5)                     2,246,165      3,723,197
DERIVATIVE FINANCIAL INSTRUMENTS                        180,887      1,263,324
TOTAL                                                 8,063,778     29,346,459
                                                    -----------    -----------
                                                           26.7%
Additional allowance (exceeding minimum required)                     (545,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
 INSTRUMENTS (ASSETS)                                               28,801,459
                                                    -----------    -----------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)          (91,140)      (857,921)
                                                    ===========    ===========

(1) Includes securities restricted to guarantees in the amount of R$ 3,961,226 ( R$ 5,871,013 at 03/31/2004), being: Guarantor Resources of Technical Provisions R$ 1,346,793 (R$ 505,232 at 03/31/2004), Securities Subject to BACEN R$ 242,602 (R$ 1,525,653 at 03/31/2004) and Securities Subject to stock exchange and clearing house for custody and financial settlement of securities R$ 2,371,831 (R$ 3,840,128 at 03/31/2004);

(2) Includes mandatory acquisition in order to be compliant with deposit requirements R$ 51,777 (R$ 59,562 at 03/31/2004) and bonus to compensate losses associated to credit operations "pesification" R$ 19,249 at 03/31/2004;

(3) Includes non-exclusive funds administered by the group, in the amount of R$ 50,912, which do not include public securities;

(4) Portfolios of PGBL and VGBL pension plans whose property and involved risks belong to clients, recorded as securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans;

(5) Positive adjustment to market not recorded in the amount of R$ 154,902 (R$ 147,777 at 03/31/2004), as mentioned in Note 6d.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                75

b)   TRADING SECURITIES

                                                                                  03/31/2005
                                           ----------------------------------------------------------------------------------------
                                                           ADJUSTMENT TO
                                                           MARKET VALUE
                                               COST        (In results)    MARKET VALUE        %         0 - 30          31 - 90
                                           -------------   -------------   -------------   --------   -------------   -------------
PUBLIC SECURITIES - DOMESTIC                     919,634          (5,422)        914,212        6.5         237,651          23,175
  Financial Treasury Bills                        58,103               3          58,106        0.4               -          23,158
  National Treasury Bills                          5,291               -           5,291        0.0           5,183               -
  National Treasury Notes                         99,668            (777)         98,891        0.7               -               -
  Central Bank Notes                              20,715             346          21,061        0.2               -               -
  National Treasury/Securitization                 6,177            (108)          6,069        0.0               -              16
  Brazilian External Debt Bonds                  501,883          (4,886)        496,997        3.6           4,671               1
  Investment in non Exclusive Funds              227,797               -         227,797        1.6         227,797               -
    Financial Treasury Bills                     224,164               -         224,164        1.6         224,164               -
    Other                                          3,633               -           3,633        0.0           3,633               -
  Other                                                -               -               -          -               -               -
PUBLIC SECURITIES - FOREIGN                      189,974         (18,706)        171,268        1.2           7,992          13,319
  Argentina                                       77,116         (19,138)         57,978          0               -             128
    Central Bank                                  73,426         (19,105)         54,321        0.4               -               -
    National Treasury                              3,690             (33)          3,657        0.0               -             128
  Russia                                          90,088             426          90,514        0.6               -               -
  United States                                   21,169               3          21,172        0.2           7,984          13,188
  Other                                            1,601               3           1,604        0.0               8               3
CORPORATE SECURITIES                           5,421,113          15,305       5,436,418       38.9       1,406,055         610,742
  Bank Deposit Certificates                    3,422,510               -       3,422,510       24.5         596,594         528,307
  Shares in Publicly-Traded Companies            253,193            (823)        252,370        1.8         252,370               -
  Debentures                                     346,406              (5)        346,401        2.5           4,248               -
  Promissory Notes                               442,986               -         442,986        3.2         183,719          58,394
  Rural Producer Certification                         -               -               -          -               -               -
  Quotas of Fixed Income Funds                   433,183               -         433,183        3.1         361,652               -
  Quotas of Variable Income Funds                  4,103               -           4,103        0.0           4,103               -
  Euro Bonds and others                          382,928          13,279         396,207        2.8           3,369          23,970
  Real Estate Certificates Receivable            110,987           1,362         112,349        0.8               -               -
  Other                                           24,817           1,492          26,309        0.2               -              71
PGBL/VGBL FUNDS QUOTAS                         7,436,286               -       7,436,286       53.3       7,436,286               -
                                           -------------   -------------   -------------   --------   -------------   -------------
Total 03/31/2005                              13,967,007          (8,823)     13,958,184      100.0       9,087,984         647,236
% per maturity term                                                                                            65.1%            4.6%
                                                                                                      -------------   -------------
Total 03/31/2004                              12,191,745          25,310      12,217,055                  5,549,236       1,200,690
% per maturity term                                                                                            45.4%            9.8%
                                                                                                      =============   =============

                                                                    03/31/2005                              03/31/2004
                                           -------------------------------------------------------------   -------------
                                              91 - 180       181 - 365       366 - 720       Over 720      Market value
                                           -------------   -------------   -------------   -------------   -------------
PUBLIC SECURITIES - DOMESTIC                      41,952          85,864          12,636         512,934       3,214,615
  Financial Treasury Bills                        31,766           1,947           1,235               -         566,551
  National Treasury Bills                             28              80               -               -       1,469,473
  National Treasury Notes                          8,070          40,831           2,691          47,299         330,540
  Central Bank Notes                                   -          21,061               -               -          24,492
  National Treasury/Securitization                   684           1,648             961           2,760           9,650
  Brazilian External Debt Bonds                    1,404          20,297           7,749         462,875         352,232
  Investment in non Exclusive Funds                    -               -               -               -         446,688
    Financial Treasury Bills                           -               -               -               -         404,437
    Other                                              -               -               -               -          42,251
  Other                                                -               -               -               -          14,989
PUBLIC SECURITIES - FOREIGN                       22,644               -           2,700         124,613          20,826
  Argentina                                       22,634               -           2,222          32,994               -
    Central Bank                                  22,634               -           2,222          29,465               -
    National Treasury                                  -               -               -           3,529               -
  Russia                                               -               -               -          90,514               -
  United States                                        -               -               -               -               -
  Other                                               10               -             478           1,105          20,826
CORPORATE SECURITIES                             760,879       1,533,687         243,841         881,214       4,265,567
  Bank Deposit Certificates                      621,989       1,432,497               -         243,123       2,525,952
  Shares in Publicly-Traded Companies                  -               -               -               -         209,932
  Debentures                                       4,269          15,065         123,756         199,063         355,217
  Promissory Notes                               120,770          80,103               -               -         264,595
  Rural Producer Certification                         -               -               -               -          31,898
  Quotas of Fixed Income Funds                         -               -               -          71,531         231,563
  Quotas of Variable Income Funds                      -               -               -               -               -
  Euro Bonds and others                           13,851           4,477         106,507         244,033         546,320
  Real Estate Certificates Receivable                  -               -               -         112,349          83,387
  Other                                                -           1,545          13,578          11,115          16,703
PGBL/VGBL FUNDS QUOTAS                                 -               -               -               -       4,716,047
                                           -------------   -------------   -------------   -------------   -------------
Total 03/31/2005                                 825,475       1,619,551         259,177       1,518,761      12,217,055
% per maturity term                                  5.9%           11.6%            1.9%           10.9%
                                           -------------   -------------   -------------   -------------
Total 03/31/2004                               2,529,197         434,105         911,351       1,592,476
% per maturity term                                 20.7%            3.6%            7.5%           13.0%
                                           =============   =============   =============   =============

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                76

c)   SECURITIES AVAILABLE FOR SALE

                                                                                  03/31/2005
                                           ----------------------------------------------------------------------------------------
                                                           ADJUSTMENT TO
                                                           MARKET VALUE
                                                               (In
                                                           Stockholders'
                                               Cost           equity       MARKET VALUE        %         0 - 30          31 - 90
                                           -------------   -------------   -------------   --------   -------------   -------------
PUBLIC SECURITIES - DOMESTIC                   3,251,028         222,228       3,473,256       36.0              18          32,909
  National Treasury Notes                      1,292,155         208,291       1,500,446       15.5               -               -
  Financial Treasury Bills                     1,043,838           9,339       1,053,177       10.9               -          32,830
  National Treasury Bills                         59,612            (350)         59,262        0.6               -               -
  Central Bank Notes                             200,045           6,936         206,981        2.1               -               -
  National Treasury/Securitization               145,858            (646)        145,212        1.5              18              79
  Brazilian External Debt Bonds                  433,906            (657)        433,249        4.5               -               -
  Other                                           75,614            (685)         74,929        0.8               -               -
PUBLIC SECURITIES - FOREIGN                      616,410          40,364         656,774        6.8          47,893           1,761
  Portugal                                       521,690          40,388         562,078        5.8               -           1,752
  Argentina                                       51,177               -          51,177        0.5          33,924               9
    Central Bank                                  33,203               -          33,203        0.3          33,203               -
    National Treasury                             17,974               -          17,974        0.2             721               9
  United States                                   29,574             (24)         29,550        0.3               -               -
  Other                                           13,969               -          13,969        0.1          13,969               -
CORPORATE SECURITIES                           5,245,473         277,494       5,522,967       57.2         676,223         363,721
  Euro Bonds and others                        3,797,033          31,281       3,828,314       39.7          96,944         206,911
  Bank Deposit Certificates                       87,586               -          87,586        0.9             361             337
  Shares in Publicly-Traded Companies             96,470         239,748         336,218        3.5         336,218               -
  Debentures                                     435,160           1,128         436,288        4.5               -               -
  Promissory Notes                               513,883               -         513,883        5.3         183,973         156,473
  Mortgage Bills                                 146,561               -         146,561        1.5               -               -
  Quotas of Fixed Income Funds                     8,993               -           8,993        0.1             404               -
  Quotas of Foreign Investment Funds              36,376           4,101          40,477        0.4          40,477               -
  Quotas of Variable Income Funds                  9,056             809           9,865        0.1           9,865               -
  Real Estate Certificates Receivable            106,817            (164)        106,653        1.1               -               -
  Other                                            7,538             591           8,129        0.1           7,981               -
                                           -------------   -------------   -------------   --------   -------------   -------------
TOTAL 03/31/2005                               9,112,911         540,086       9,652,997      100.0         724,134         398,391
  Deferred taxes                                                (181,342)                                       7.5%            4.1%
  Minority interest                                              (21,352)
  Adjustment of securities reclassified
   to securities held to maturity
                                                                   8,118
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 03/31/2005                                         345,510
                                           -------------   -------------   -------------              -------------   -------------
TOTAL 03/31/2004                              11,430,462         712,421      12,142,883                  1,178,021         346,081
  Deferred taxes                                                (282,356)                                       9.7%            2.9%
  Minority interest                                              (49,779)
  Adjustment of securities reclassified
   to securities held to maturity                                107,320

  Adjustment of BBA and Fiat not
  recorded in Itau Holding                                        27,437
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 03/31/2004                                         515,043

                                                                    03/31/2005                              03/31/2004
                                           -------------------------------------------------------------   -------------
                                              91 - 180       181 - 365       366 - 720       Over 720      Market value
                                           -------------   -------------   -------------   -------------   -------------
PUBLIC SECURITIES - DOMESTIC                     209,989         451,597         719,704       2,059,039       6,778,290
  National Treasury Notes                         11,356           5,613          18,083       1,465,394       2,087,490
  Financial Treasury Bills                        26,954         159,793         463,368         370,232       1,793,132
  National Treasury Bills                              -          59,262               -               -         284,900
  Central Bank Notes                                   -         171,644          35,337               -       1,528,213
  National Treasury/Securitization                65,292           9,661           1,784          68,378         162,275
  Brazilian External Debt Bonds                  106,387          42,752         135,257         148,853         876,896
  Other                                                -           2,872          65,875           6,182          45,384
PUBLIC SECURITIES - FOREIGN                        7,788          93,279         148,550         357,503         855,648
  Portugal                                         7,788          93,279         132,541         326,718         728,452
  Argentina                                            -               -          16,009           1,235          78,811
    Central Bank                                       -               -               -               -          51,414
    National Treasury                                  -               -          16,009           1,235          27,397
  United States                                        -               -               -          29,550          31,960
  Other                                                -               -               -               -          16,425
CORPORATE SECURITIES                             569,337         985,723       1,226,540       1,701,423       4,508,945
  Euro Bonds and others                          395,900         816,742       1,102,560       1,209,257       2,020,075
  Bank Deposit Certificates                            -          83,137           1,785           1,966       1,263,547
  Shares in Publicly-Traded Companies                  -               -               -               -         360,268
  Debentures                                           -               -          55,323         380,965         398,671
  Promissory Notes                               173,437               -               -               -         181,114
  Mortgage Bills                                       -          85,844          60,717               -         134,549
  Quotas of Fixed Income Funds                         -               -           6,155           2,434           9,214
  Quotas of Foreign Investment Funds                   -               -               -               -           6,343
  Quotas of Variable Income Funds                      -               -               -               -          74,460
  Real Estate Certificates Receivable                  -               -               -         106,653          50,083
  Other                                                -               -               -             148          10,621
                                           -------------   -------------   -------------   -------------   -------------
TOTAL 03/31/2005                                 787,114       1,530,599       2,094,794       4,117,965      12,142,883
  Deferred taxes                                     8.2%           15.9%           21.7%           42.7%
  Minority interest
  Adjustment of securities reclassified
   to securities held to maturity

ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 03/31/2005
                                           -------------   -------------   -------------   -------------
TOTAL 03/31/2004                                 690,418       1,110,971       2,578,035       6,239,357
  Deferred taxes                                     5.7%            9.1%           21.2%           51.4%
  Minority interest
  Adjustment of securities reclassified
   to securities held to maturity

  Adjustment of BBA and Fiat not
   recorded in Itau Holding
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 03/31/2004

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                77

d)   SECURITIES HELD TO MATURITY

See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. In the carrying value, not considered in results, is included at 03/31/2005 the amount of R$ 8,118 (R$ 107,320 at 03/31/2004), relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 154,902 (positive adjustment of R$ 147,777 at 03/31/2004).

                                                                                  03/31/2005
                                            ---------------------------------------------------------------------------------------
                                              CARRYING
                                               VALUE            %            0 - 30        31 - 90        91 - 180      181 - 365
                                            ------------   ------------   ------------   ------------   ------------   ------------
PUBLIC SECURITIES - DOMESTIC                   2,830,326           79.6         14,996        908,884        214,197         66,679
  Financial Treasury Bills                       904,419           25.4              -        904,419              -              -
  National Treasury Notes (1)                  1,044,595           29.4              -              -        208,601         54,283
  National Treasury Notes - M (2)                111,566            3.1         12,397              -              -         12,396
  Brazilian External Debt Bonds                  769,746           21.6          2,599          4,465          5,596              -
PUBLIC SECURITIES - FOREIGN                       24,179            0.7              -              -              -              -
CORPORATE SECURITIES                             701,039           19.7         10,439              -          4,526          7,746
  Euro Bonds and others                          348,371            9.8            102              -          4,526              -
  Debentures (1)                                 336,166            9.5          3,900              -              -          7,746
  Quotas of Foreign Investment Funds               6,437            0.2          6,437              -              -              -
  Real Estate Certificates Receivable (1)         10,065            0.3              -              -              -              -
  Bank Deposit Certificates (1)                        -              -              -              -              -              -
                                            ------------   ------------   ------------   ------------   ------------   ------------
Total 03/31/2005                               3,555,544          100.0         25,435        908,884        218,723         74,425
% per maturity term                                                                0.7%          25.6%           6.2%           2.1%
                                            ------------                  ------------   ------------   ------------   ------------
Total 31/03/2004                               3,723,197                       208,077          4,966         11,816         47,854
% per maturity term                                                                5.6%           0.1%           0.3%           1.3%
                                            ============                  ============   ============   ============   ============

                                                     03/31/2005            03/31/2004
                                            ---------------------------   ------------
                                                                            CARRYING
                                             366 - 720       OVER 720        VALUE
                                            ------------   ------------   ------------
PUBLIC SECURITIES - DOMESTIC                      60,744      1,564,826      2,945,866
  Financial Treasury Bills                             -              -        789,099
  National Treasury Notes (1)                      7,983        773,728        977,684
  National Treasury Notes - M (2)                 24,792         61,981        147,917
  Brazilian External Debt Bonds                   27,969        729,117      1,031,166
PUBLIC SECURITIES - FOREIGN                            -         24,179         25,872
CORPORATE SECURITIES                              21,168        657,160        751,459
  Euro Bonds and others                           13,520        330,223        393,118
  Debentures (1)                                   7,648        316,872        309,273
  Quotas of Foreign Investment Funds                   -              -         31,703
  Real Estate Certificates Receivable (1)              -         10,065              -
  Bank Deposit Certificates (1)                        -              -         17,365
                                            ------------   ------------   ------------
Total 03/31/2005                                  81,912      2,246,165      3,723,197
% per maturity term                                  2.3%          63.2%
                                            ------------   ------------
Total 31/03/2004                               1,041,298      2,409,186
% per maturity term                                 28.0%          64.7%
                                            ============   ============

(1) Includes investment of Itau Previdencia e Seguros S.A. in the amount of R$ 924,887 (R$ 816,290 at 03/31/2004).
(2)  All securities are nominative and cannot be sold.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                78

e)   DERIVATIVE FINANCIAL INSTRUMENTS

                                                                                  03/31/2005
                                           ----------------------------------------------------------------------------------------
                                                           ADJUSTMENT TO
                                                            MARKET VALUE
                                               COST        (In results)    MARKET VALUE        %         0 - 30          31 - 90
                                           -------------   -------------   -------------   --------   -------------   -------------
ASSETS
  Option premiums                                326,396         (31,668)        294,728        9.9          43,202          15,225
  Term operations                              1,653,107              69       1,653,176       55.4       1,578,183          67,893
  Swaps - difference receivable                  847,422         107,493         954,915       32.0          86,158         152,064
  Other (1)                                       80,159             552          80,711        2.7          34,141          10,468
                                           -------------   -------------   -------------   --------   -------------   -------------
Total 03/31/2005                               2,907,084          76,446       2,983,530      100.0       1,741,684         245,650
% per maturity term                                                                                            58.4%            8.2%
                                           -------------   -------------   -------------              -------------   -------------
Total 03/31/2004                               1,203,285          60,039       1,263,324                    258,293         267,001
% per maturity term                                                                                            20.4%           21.1%
                                                                                                      =============   =============
LIABILITIES
  Option premiums                               (340,210)         51,016        (289,194)      12.9         (39,566)        (22,706)
  Term operations                             (1,387,126)              -      (1,387,126)      61.8      (1,387,126)              -
  Swaps - difference payable                    (464,232)        (56,202)       (520,434)      23.2        (105,542)        (44,892)
  Other (1)                                      (43,370)         (3,203)        (46,573)       2.1          (8,184)         (7,088)
                                           -------------   -------------   -------------   --------   -------------   -------------
Total 31/03/2005                              (2,234,938)         (8,389)     (2,243,327)     100.0      (1,540,418)        (74,686)
% per maturity term                                                                                            68.7%            3.3%
                                           -------------   -------------   -------------              -------------   -------------
Total 03/31/2004                                (840,267)        (17,654)       (857,921)                  (169,159)       (138,155)
% per maturity term                                                                                            19.7%           16.1%
                                                                                                      =============   =============

                                                                    03/31/2005                             03/31/2004
                                           -------------------------------------------------------------   -------------
                                              91 - 180       181 - 365       366 - 720       Over 720      Market value
                                           -------------   -------------   -------------   -------------   -------------
ASSETS
  Option premiums                                 88,812         141,110           6,379               -         103,719
  Term operations                                  4,415           2,685               -               -          85,131
  Swaps - difference receivable                  118,109         259,790         165,552         173,242         823,689
  Other (1)                                       10,829           9,572           8,056           7,645         250,785
                                           -------------   -------------   -------------   -------------   -------------
Total 03/31/2005                                 222,165         413,157         179,987         180,887       1,263,324
% per maturity term                                  7.4%           13.8%            6.0%            6.1%
                                           -------------   -------------   -------------   -------------
Total 03/31/2004                                 202,025         271,296         152,748         111,961
% per maturity term                                 16.0%           21.5%           12.1%            8.9%
                                           =============   =============   =============   =============
LIABILITIES
  Option premiums                                (99,117)       (125,255)         (2,550)              -        (123,510)
  Term operations                                      -               -               -               -               -
  Swaps - difference payable                     (70,946)       (141,622)        (79,685)        (77,747)       (540,729)
  Other (1)                                       (5,311)         (5,356)         (7,241)        (13,393)       (193,682)
                                           -------------   -------------   -------------   -------------   -------------
Total 31/03/2005                                (175,374)       (272,233)        (89,476)        (91,140)       (857,921)
% per maturity term                                  7.8%           12.1%            4.0%            4.1%
                                           -------------   -------------   -------------   -------------
Total 03/31/2004                                (150,309)       (207,382)       (147,456)        (45,460)
% per maturity term                                 17.5%           24.2%           17.2%            5.3%
                                           =============   =============   =============   =============

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                79

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

o Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
o Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAU HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAU HOLDING at March 31, 2005 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

o    Futures and Forward Contracts: quotes on the stock exchanges;
o Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;
o Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in off-balance sheet accounts and adjustments/premiums are recorded in balance sheet accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                80

                                                                              BALANCE
                                                                               SHEET
                                                                              ACCOUNT
                                                                            RECEIVABLE/
                                                                             (RECEIVED)    ADJUSTMENT
                                                   OFF-BALANCE SHEET         (PAYABLE)/    TO MARKET
                                                ACCOUNT NOTIONAL VALUE          PAID         VALUE              MARKET VALUE
                                              ---------------------------   ------------   ----------    -----------    -----------
                                               03/31/2005     03/31/2004     03/31/2005    03/31/2005     03/31/2005     03/31/2004
                                              ------------   ------------   ------------   ----------    -----------    -----------
Future contracts                                71,968,984     43,571,429          4,178            -          4,178        (17,085)
  Purchase commitments                          22,442,296     20,544,493        (28,170)           -        (28,170)        (4,719)
    Foreign currency                             7,201,553      5,000,330        (25,782)           -        (25,782)         4,080
    Interbank market                            10,084,421      2,392,195           (753)           -           (753)             -
    Indices                                      4,053,869     12,981,697         (6,110)           -         (6,110)             -
    Other                                        1,102,453        170,271          4,475            -          4,475         (8,799)
  Commitments to sell                           49,526,688     23,026,936         32,348            -         32,348        (12,366)
    Foreign currency                            10,606,013      6,767,122          8,725            -          8,725        (11,485)
    Interbank market                            28,761,177      6,704,493          1,975            -          1,975              -
    Fixed rates                                    269,061              -            (26)           -            (26)             -
    Indices                                      8,352,309      8,421,421         16,437            -         16,437              -
    Shares                                         397,593              -            217            -            217              -
    Other                                        1,140,535      1,133,900          5,020            -          5,020           (881)
Swap contracts                                                                   383,190       51,291        434,481        282,960
  Asset position                                29,243,050     32,069,010        847,422      107,493        954,915        823,689
    Foreign currency                             5,506,443      8,603,760         24,582       16,192         40,774        241,731
    Interbank market                            12,740,710     13,513,370        696,146       42,702        738,848        369,444
    Fixed rates                                  4,153,156      4,786,387         79,437        9,666         89,103        144,257
    Indices                                      6,512,411      5,153,548         43,877       33,850         77,727         57,677
    Other                                          330,330         11,945          3,380        5,083          8,463         10,580
  Liability position                            28,859,860     31,798,423       (464,232)     (56,202)      (520,434)      (540,729)
    Foreign currency                             7,568,419      9,999,268        (53,342)      (1,450)       (54,792)      (123,553)
    Interbank market                            11,398,502     13,727,392       (261,992)     (13,582)      (275,574)      (151,169)
    Fixed rates                                  4,500,295      3,026,403        (81,462)     (41,988)      (123,450)      (167,687)
    Indices                                      5,016,249      4,860,324        (56,066)         144        (55,922)       (88,952)
    Other                                          376,395        185,036        (11,370)         674        (10,696)        (9,368)
Option contracts                                43,766,269     25,439,695        (13,814)      19,348          5,534        (19,791)
  Purchase commitments - purchased position     10,176,574     10,694,054        151,323      (52,322)        99,001         96,337
    Foreign currency                             9,456,670      4,936,483        139,292      (52,831)        86,461         73,571
    Indices                                         74,500      5,182,094             75            6             81            154
    Shares                                         107,220         60,165          6,963          (92)         6,871         16,974
    Other                                          538,184        515,312          4,993          595          5,588          5,638
  Commitments to sell - purchased position      17,829,150      2,466,694        175,073       20,654        195,727          7,382
    Foreign currency                             3,824,949        874,432        161,848       15,653        177,501          3,197
    Indices                                     12,956,066        346,141             56          (56)             -          2,329
    Shares                                          53,200         17,353          1,484         (176)         1,308            383
    Other                                          994,935      1,228,768         11,685        5,233         16,918          1,473
  Purchase position - sold position              9,854,052      9,963,744       (177,196)      49,224       (127,972)      (106,595)
    Foreign currency                             9,146,028      5,660,249       (168,796)      46,129       (122,667)      (100,219)
    Indices                                              -      4,193,794              -            -              -         (4,192)
    Shares                                         183,319         19,426         (4,477)       2,860         (1,617)          (601)
    Other                                          524,705         90,275         (3,923)         235         (3,688)        (1,583)
  Commitments to sell - sold position            5,906,493      2,315,203       (163,014)       1,792       (161,222)       (16,915)
    Foreign currency                             4,768,348      1,662,157       (148,873)       4,695       (144,178)       (14,935)
    Indices                                              -        267,730              -            -              -           (951)
    Shares                                         148,266         34,176         (4,517)         422         (4,095)          (539)
    Other                                          989,879        351,140         (9,624)      (3,325)       (12,949)          (490)
Forward                                                                          265,981           69        266,050         85,131
Purchase receivable - fixed rates                                                  1,959            -          1,959              -
Purchase payable - Interbank market                                           (1,387,126)           -     (1,387,126)             -
  Sales receivable                                                             1,651,148           69      1,651,217         85,131
    Interbank market                                                           1,387,126            -      1,387,126              -
    Shares                                                                       264,022           69        264,091         85,131
Other derivative financial instruments (1)       5,163,393      4,512,191         36,789       (2,651)        34,138         57,103
  Asset position                                 2,960,146      2,995,357         80,159          552         80,711        250,785
  Liability position                             2,203,247      1,516,834        (43,370)      (3,203)       (46,573)      (193,682)
                                                                    ASSET      2,907,084       76,446      2,983,530      1,263,324
                                                                LIABILITY     (2,234,938)      (8,389)    (2,243,327)      (857,921)
                                                                    TOTAL        672,146       68,057        740,203        405,403

DERIVATIVE CONTRACTS MATURE AS FOLLOWS (in days):

CLEARING                                         0 - 30        31 - 180      181 - 365      OVER 365     03/31/2005     03/31/2004
-------------------------------------------   ------------   ------------   ------------   ----------    -----------    -----------
                 Futures                         8,149,790     31,322,532     18,599,315   13,897,347     71,968,984     43,571,429
                  Swaps                          3,658,913     12,126,326      6,525,576    6,084,813     28,395,628     31,355,460
                 Options                        20,102,841     12,028,366      8,885,708    2,749,354     43,766,269     25,439,695
                  Other                            912,127        998,188        876,791    2,376,287      5,163,393      4,512,191

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                81

f)   CHANGES IN THE ADJUSTMENT TO MARKET VALUE FOR THE PERIOD

                                                              01/01 TO       01/01 TO
                                                             03/31/2005     03/31/2004
                                                            ------------   ------------
Opening balance                                                  356,238        403,484
Adjustments with impacts on:
  Net income                                                      (1,894)      (122,354)
  Stockholders' equity                                          (193,226)       (46,014)
Write-offs due to permanent losses                                38,202              -
Closing balance                                                  199,320        235,116
Adjustment to market value                                       599,320        780,116
                                                            ------------   ------------
  Trading securities                                              (8,823)        25,310
  Securities available for sale                                  540,086        712,421
  Derivative financial instruments (Assets and liabilities)       68,057         42,385
Additional provision (*)                                        (400,000)      (545,000)

(*) Aims at covering risks of current and future fluctuation in the prices, considering high volatilty the scenarios.

The following table shows the balance regarding the additional provision for securities plus the unrealized gain of securities available for sale and of securities held to maturity:

                                                             03/31/2005     03/31/2004
                                                            ------------   ------------
Additional provision                                             400,000        545,000
Adjustment to securities available for
 sale - Stockholders' equity                                     540,086        712,421
Adjustment to securities held to maturity (*)                    163,020        255,097
                                                            ------------   ------------
Total Unrealized Gain                                          1,103,106      1,512,518
                                                            ============   ============

(*)  At 03/31/2005 includes the amount of R$ 8,118 (R$ 107,320 at 03/31/2004)
     regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the results.

g)   REALIZED GAIN OF SECURITIES PORTFOLIO

                                                              01/01 TO       01/01 TO
                                                             03/31/2005     03/31/2004
                                                            ------------   ------------
Gain (loss) - trading securities and derivative
 financial instruments                                            31,539        (36,142)
Gain (loss) - securities available for sale                       32,607         16,863
Total of realized gain                                            64,146        (19,279)
                                                            ------------   ------------
Adjustment to market value with impact on net income              (1,894)      (122,351)
                                                            ------------   ------------
Total                                                             62,252       (141,630)
                                                            ============   ============

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                82

NOTE 7 - LOAN, LEASING AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with characteristics of credit assignment

I- By type of operations and risk level

                                                                                       03/31/2005
                                                             --------------------------------------------------------------
                    RISK LEVELS                                  AA           A            B            C            D
----------------------------------------------------------   ----------   ----------   ----------   ----------   ----------
Loan operations                                               5,427,141   17,877,271    9,999,861    1,713,758    1,751,009
  Loans and discounted trade receivables                      2,495,967   10,103,351    6,765,692    1,208,424    1,170,361
  Financing                                                   1,990,858    6,565,747    1,910,761      304,538      330,520
  Farming and agribusiness industries                           934,895      882,072      393,616       24,894       11,578
  Real estate financing                                           5,421      326,101      929,792      175,902      238,550
Leasing operations                                               98,982    3,048,521    1,141,051      225,063      352,720
Credit card operations                                                -    2,959,411    1,170,873      166,390      336,132
Advances on exchange contracts (1)                              434,809      602,485      572,754       95,175       11,475
Other receivables (2)                                             1,272       48,722       66,581        3,171        4,392
Total operations with characteristics of credit assignment    5,962,204   24,536,410   12,951,120    2,203,557    2,455,728
                                                             ----------   ----------   ----------   ----------   ----------
Endorsements and sureties (3)
Total with endorsements and sureties                          5,962,204   24,536,410   12,951,120    2,203,557    2,455,728
                                                             ==========   ==========   ==========   ==========   ==========
Total - 03/31/2004                                            4,859,421   16,136,504   11,420,241    1,858,699    1,870,593
                                                             ==========   ==========   ==========   ==========   ==========

                                                                                       03/31/2005
                                                             --------------------------------------------------------------
                    RISK LEVELS                                  E            F            G            H          TOTAL
----------------------------------------------------------   ----------   ----------   ----------   ----------   ----------
Loan operations                                                 965,509      798,728      146,556      406,322   39,086,155
  Loans and discounted trade receivables                        662,985      701,805      105,067      205,766   23,419,418
  Financing                                                      46,601       43,559       12,658      110,444   11,315,685
  Farming and agribusiness industries                           218,901          971           68        7,158    2,474,153
  Real estate financing                                          37,022       52,393       28,763       82,954    1,876,899
Leasing operations                                               26,364       32,531        6,918       44,857    4,977,007
Credit card operations                                          128,987       75,966       34,028      179,527    5,051,314
Advances on exchange contracts (1)                                2,345          281          574          428    1,720,326
Other receivables (2)                                               472        1,519          771       18,052      144,952
Total operations with characteristics of credit assignment    1,123,677      909,025      188,847      649,186   50,979,754
                                                             ----------   ----------   ----------   ----------   ----------
Endorsements and sureties (3)                                                                                     6,032,326
Total with endorsements and sureties                          1,123,677      909,025      188,847      649,186   57,012,080
                                                             ==========   ==========   ==========   ==========   ==========
Total - 03/31/2004                                              931,596      737,222      129,939      926,647   38,870,862
                                                             ==========   ==========   ==========   ==========   ==========

                                                             03/31/2004
                                                             ----------
                    RISK LEVELS                                TOTAL
----------------------------------------------------------   ----------
Loan operations                                              32,697,738
  Loans and discounted trade receivables                     17,290,479
  Financing                                                  11,675,301
  Farming and agribusiness industries                         1,734,746
  Real estate financing                                       1,997,212
Leasing operations                                            1,570,863
Credit card operations                                        2,958,687
Advances on exchange contracts (1)                            1,509,347
Other receivables (2)                                           134,227
Total operations with characteristics of credit assignment   38,870,862
                                                             ----------
Endorsements and sureties (3)                                 5,885,433
Total with endorsements and sureties                         44,756,295
                                                             ==========
Total - 03/31/2004

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).
(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3)  Recorded in Memorandum Accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                83

II- BY MATURITY AND RISK LEVEL

                                                                                       03/31/2005
                                                             --------------------------------------------------------------
                                                                 AA           A            B            C            D
                                                             ----------   ----------   ----------   ----------   ----------
                                                                               ABNORMAL SITUATION (1)(2)

Falling due installments                                              -            -      334,559      230,958      393,644
  01 to 30                                                            -            -       17,106       12,536       23,437
  31 to 60                                                            -            -       14,265       10,327       19,486
  61 to 90                                                            -            -       13,545        9,313       17,563
  91 to 180                                                           -            -       38,547       27,098       49,736
  181 to 365                                                          -            -       68,080       48,117       80,269
  Over 365                                                            -            -      183,016      123,567      203,153
Overdue installments                                                  -            -      105,741      109,085      294,836
  01 to 14                                                            -            -        1,467        7,459        8,601
  15 to 30                                                            -            -      104,274       13,472      100,270
  31 to 60                                                            -            -            -       88,154       93,155
  61 to 90                                                            -            -            -            -       92,810
  91 to 180                                                           -            -            -            -            -
  181 to 365                                                          -            -            -            -            -
  Over 365                                                            -            -            -            -            -
                                                             ----------   ----------   ----------   ----------   ----------
SUBTOTAL                                                              -            -      440,300      340,043      688,480
SPECIFIC ALLOWANCE                                                    -            -       (4,403)     (10,201)     (68,848)
                                                             ----------   ----------   ----------   ----------   ----------
SUBTOTAL 03/31/2004                                                   -            -      313,565      322,554      548,463
                                                             ==========   ==========   ==========   ==========   ==========

                                                                                    NORMAL SITUATION

Falling due installments                                      5,912,288   24,413,003   12,389,560    1,827,508    1,703,531
  01 to 30                                                    1,217,228    5,878,566    3,815,125      592,815      552,498
  31 to 60                                                      790,967    2,165,102    1,327,981      236,547      114,148
  61 to 90                                                      879,762    1,558,099      992,044      160,987       77,750
  91 to 180                                                     892,497    2,699,691    1,488,349      176,319      173,350
  181 to 365                                                    557,507    3,309,362    1,518,108      215,343      249,078
  Over 365                                                    1,574,327    8,802,183    3,247,953      445,497      536,707
Overdue up to 14 days                                            49,917      123,407      121,260       36,006       63,717
                                                             ----------   ----------   ----------   ----------   ----------
SUBTOTAL                                                      5,962,204   24,536,410   12,510,820    1,863,514    1,767,248
GENERIC ALLOWANCE                                                     -     (122,682)    (125,108)     (55,905)    (176,725)
                                                             ----------   ----------   ----------   ----------   ----------
SUBTOTAL 03/31/2004                                           4,859,421   16,136,504   11,106,675    1,536,145    1,322,130
                                                             ==========   ==========   ==========   ==========   ==========
TOTAL                                                         5,962,204   24,536,410   12,951,120    2,203,557    2,455,728
EXISTING ALLOWANCE                                                    -     (122,682)    (172,729)    (220,136)    (736,473)
  Minimum required allowance (3)                                      -     (122,682)    (129,511)     (66,107)    (245,573)
  Additional allowance (4)                                            -            -      (43,218)    (154,029)    (490,900)
                                                             ----------   ----------   ----------   ----------   ----------
TOTAL 03/31/2004                                              4,859,421   16,136,504   11,420,241    1,858,699    1,870,593
EXISTING ALLOWANCE 03/31/2004                                         -      (80,683)    (237,782)    (185,684)    (560,990)
  Minimum required allowance (3)                                      -      (80,683)    (114,202)     (55,761)    (187,059)
  Additional allowance (4)                                            -            -     (123,580)    (129,923)    (373,931)
                                                             ==========   ==========   ==========   ==========   ==========

                                                                                       03/31/2005
                                                             --------------------------------------------------------------
                                                                 E            F            G            H          TOTAL
                                                             ----------   ----------   ----------   ----------   ----------
                                                                               ABNORMAL SITUATION (1)(2)

Falling due installments                                        182,409      244,610       71,206      151,852    1,609,238
  01 to 30                                                       14,038       16,956        4,357       10,208       98,637
  31 to 60                                                       11,479       14,493        4,179        7,272       81,502
  61 to 90                                                        9,952       12,744        3,725        6,496       73,337
  91 to 180                                                      30,066       36,699       10,407       18,726      211,280
  181 to 365                                                     42,638       55,622       15,063       33,166      342,954
  Over 365                                                       74,236      108,096       33,475       75,984      801,528
Overdue installments                                            178,651      176,551      107,909      373,787    1,346,560
  01 to 14                                                        5,621        7,262        2,163        3,340       35,913
  15 to 30                                                       27,433       22,000        3,340        8,307      279,096
  31 to 60                                                       35,939       28,211        6,454       13,805      265,719
  61 to 90                                                       30,536       25,072        7,930       12,128      168,475
  91 to 180                                                      79,122       94,006       88,022       67,615      328,765
  181 to 365                                                          -            -            -      240,607      240,607
  Over 365                                                            -            -            -       27,985       27,985
                                                             ----------   ----------   ----------   ----------   ----------
SUBTOTAL                                                        361,060      421,161      179,115      525,639    2,955,798
SPECIFIC ALLOWANCE                                             (108,318)    (210,580)    (126,499)    (525,639)  (1,054,489)
                                                             ----------   ----------   ----------   ----------   ----------
SUBTOTAL 03/31/2004                                             229,989      310,735      121,672      799,896    2,646,874
                                                             ==========   ==========   ==========   ==========   ==========

                                                                                    NORMAL SITUATION

Falling due installments                                        744,213      475,145        9,285      119,106   47,593,639
  01 to 30                                                      131,490       71,640        3,276       40,827   12,303,464
  31 to 60                                                       36,039       28,439          447        7,551    4,707,221
  61 to 90                                                       29,634       22,833          315       10,111    3,731,534
  91 to 180                                                      80,195       64,427        1,382       17,912    5,594,121
  181 to 365                                                    113,730      101,520        1,175       11,546    6,077,371
  Over 365                                                      353,125      186,286        2,690       31,159   15,179,928
Overdue up to 14 days                                            18,404       12,719          447        4,441      430,318
                                                             ----------   ----------   ----------   ----------   ----------
SUBTOTAL                                                        762,617      487,864        9,732      123,547   48,023,957
GENERIC ALLOWANCE                                              (228,786)    (243,932)      (6,813)    (123,547)  (1,083,498)
                                                             ----------   ----------   ----------   ----------   ----------
SUBTOTAL 03/31/2004                                             701,607      426,487        8,267      126,750   36,223,986
                                                             ==========   ==========   ==========   ==========   ==========
TOTAL                                                         1,123,677      909,025      188,847      649,186   50,979,754
EXISTING ALLOWANCE                                             (561,727)    (636,226)    (188,828)    (649,186)  (3,287,987)
  Minimum required allowance (3)                               (337,104)    (454,512)    (133,312)    (649,186)  (2,137,987)
  Additional allowance (4)                                     (224,623)    (181,714)     (55,516)           -   (1,150,000)
                                                             ----------   ----------   ----------   ----------   ----------
TOTAL 03/31/2004                                                931,596      737,222      129,939      926,646   38,870,862
EXISTING ALLOWANCE 03/31/2004                                  (465,706)    (515,982)    (129,926)    (926,646)  (3,103,399)
  Minimum required allowance (3)                               (279,479)    (368,611)     (90,958)    (926,646)  (2,103,399)
  Additional allowance (4)                                     (186,227)    (147,371)     (38,968)           -   (1,000,000)
                                                             ==========   ==========   ==========   ==========   ==========

                                                             03/31/2004
                                                             ----------
                                                               TOTAL
                                                             ----------
                                                      ABNORMAL SITUATION (1)(2)

Falling due installments                                      1,448,282
  01 to 30                                                       91,690
  31 to 60                                                       75,439
  61 to 90                                                       71,076
  91 to 180                                                     204,152
  181 to 365                                                    310,460
  Over 365                                                      695,465
Overdue installments                                          1,198,592
  01 to 14                                                       28,310
  15 to 30                                                      221,952
  31 to 60                                                      222,703
  61 to 90                                                      159,884
  91 to 180                                                     230,158
  181 to 365                                                    233,189
  Over 365                                                      102,396
                                                             ----------
SUBTOTAL                                                      2,646,874
SPECIFIC ALLOWANCE                                           (1,177,089)
                                                             ----------
SUBTOTAL 03/31/2004

                                                          NORMAL SITUATION

Falling due installments                                     35,945,984
  01 to 30                                                    8,657,486
  31 to 60                                                    3,298,115
  61 to 90                                                    2,758,764
  91 to 180                                                   4,551,294
  181 to 365                                                  5,099,244
  Over 365                                                   11,581,081
Overdue up to 14 days                                           278,004
                                                             ----------
SUBTOTAL                                                     36,223,988
GENERIC ALLOWANCE                                              (926,310)
                                                             ----------
SUBTOTAL 03/31/2004                                                   -
                                                             ==========
TOTAL                                                        38,870,862
EXISTING ALLOWANCE                                           (3,103,399)
  Minimum required allowance (3)                             (2,103,399)
  Additional allowance (4)                                   (1,000,000)
                                                             ----------
TOTAL 03/31/2004
EXISTING ALLOWANCE 03/31/2004
  Minimum required allowance (3)
  Additional allowance (4)

(1) For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies, or under bankruptcy process.
(2) The balance of non-accrual operations amount to R$ 1,491,013 (R$ 1,538,012 at 03/31/2004).
(3) The policy of not using the classification of level "AA" for micro, small and medium companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by the recording of a provision upon the extension of credit.
(4) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                84

III) BY BUSINESS SECTOR

                                                  03/31/2005         %          03/31/2004         %
                                                 ------------   ------------   ------------   ------------
PUBLIC SECTOR                                       1,310,065            2.6      1,155,008            3.0
      Chemical and Petrochemical                      342,379            0.7        398,845            1.0
      Generation and distribution of
       electric energy                                726,827            1.4        637,639            1.6
      Other                                           240,859            0.5        118,524            0.3
PRIVATE SECTOR                                     49,669,689           97.4     37,715,854           97.0
  CORPORATIONS                                     27,020,669           53.0     22,718,697           58.4
    INDUSTRY                                       12,652,588           24.8     10,736,735           27.6
      Food and beverages                            1,995,006            3.9      1,836,107            4.7
      Steel and metalurgy                           1,215,212            2.4      1,410,361            3.6
      Chemical and Petrochemical                    1,681,249            3.3      1,957,488            5.0
      Electrical and electronic                       748,103            1.5        554,195            1.4
      Paper and pulp                                  747,011            1.5        709,012            1.8
      Light and heavy vehicles                        989,861            1.9        277,943            0.7
      Textile and clothing                            609,767            1.2        446,539            1.1
      Mechanics                                       388,892            0.8        243,160            0.6
      Tobacco                                         491,673            1.0        489,795            1.3
      Fertilizers, insecticides and crop
       protection                                   1,061,418            2.1        766,830            2.0
      Autoparts and accessories                       590,981            1.2        343,131            0.9
      Construction material                           479,659            0.9        470,907            1.2
      Pharmaceuticals                                 127,944            0.3        146,381            0.4
      Wood and furniture                              589,369            1.2        303,668            0.8
      Tractors and agribusiness machinery             127,172            0.2        188,210            0.5
      Other                                           809,271            1.6        593,008            1.5
    COMMERCE                                        3,555,463            7.0      2,528,204            6.5
      Retailers                                     2,772,532            5.4      1,960,183            5.0
      Wholesale                                       513,582            1.0        351,464            0.9
      Other                                           269,349            0.5        216,557            0.6
    SERVICES                                        8,179,050           16.0      7,562,652           19.5
      Telecommunications                            1,233,406            2.4      1,952,012            5.0
      Electrical energy generation and
       distribution                                 1,794,191            3.5      1,883,977            4.8
      Financial                                       621,137            1.2        593,069            1.5
      Service companies                             1,379,673            2.7        999,171            2.6
      Contractors and real estate agents              644,156            1.3        430,726            1.1
      Real estate financing (company)                 153,595            0.3         77,747            0.2
      Public services concessionaires                 317,387            0.6        396,181            1.0
      Transportation                                  453,436            0.9        361,277            0.9
      Communications                                  253,259            0.5         72,352            0.2
      Other                                         1,328,810            2.6        796,140            2.0
    PRIMARY SECTOR                                  2,241,085            4.4      1,727,879            4.4
      Mining                                          312,286            0.6        277,835            0.7
      Farming and live stock                        1,879,468            3.7      1,401,668            3.6
      Other                                            49,331            0.1         48,376            0.1
    OTHER                                             392,483            0.8        163,227            0.4
  INDIVIDUALS                                      22,649,020           44.4     14,997,157           38.6
      Credit cards                                  5,033,185            9.9      2,958,687            7.6
      Real estate financing                         1,723,304            3.4      1,919,464            4.9
      Consumer loans/vehicles/overdraft            15,892,531           31.2     10,119,006           26.0

TOTAL                                              50,979,754          100.0     38,870,862          100.0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                85

b) CREDIT CONCENTRATION

                                              03/31/2005                  03/31/2004
LOAN, LEASING AND OTHER                ------------------------    ------------------------
CREDIT OPERATIONS (*)                     RISK       % OF TOTAL       RISK       % OF TOTAL
-----------------------------------    ----------    ----------    ----------    ----------
Largest debtor                            571,572           1.0       780,980           1.7
20 largest debtors                      6,643,837          11.7     7,522,089          16.8
50 largest debtors                     11,711,703          20.5    12,307,646          27.5
100 largest debtors                    15,972,607          28.0    16,321,440          36.5

   LOAN, LEASING AND OTHER CREDIT
    OPERATIONS AND SECURITIES OF           03/31/2005                  03/31/2004
       COMPANIES AND FINANCIAL         ------------------------    ------------------------
          INSTITUTIONS (*)                RISK       % OF TOTAL       RISK       % OF TOTAL
-----------------------------------    ----------    ----------    ----------    ----------
Largest debtor                            905,532           1.3       938,183           1.7
20 largest debtors                     10,890,307          16.0    11,083,775          20.6
50 largest debtors                     18,143,326          26.6    17,865,021          33.1
100 largest debtors                    24,243,499          35.6    23,264,417          43.1

(*)  The amounts include endorsements and sureties.

c) ALLOWANCE FOR LOAN LOSSES EVOLUTION

                                              01/01 TO        01/01 TO
                                             03/31/2005      03/31/2004
                                            ------------    ------------
Opening balance                               (3,053,555)     (3,162,967)
Balance from institutions acquired                     -          (3,480)
Net increase for the period                     (755,608)       (362,996)
Write-Offs (1)                                   521,176         426,044
Closing balance                               (3,287,987)     (3,103,399)
  Specific allowance (2)                      (1,054,489)     (1,177,089)
  Generic allowance (3)                       (1,083,498)       (926,310)
  Additional allowance (4)                    (1,150,000)     (1,000,000)

(1) Including additional write-offs on the allowance for loan losses, for operations that management considers as having realization expectation in long-term.
(2) For operations with past due installments of over 14 days or under responsibility of bankrupted companies or in bankruptcy process.
(3) For operations not covered by the previous item due to the classification of the client or operation.
(4) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Obs: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 272,463 (R$ 190,737 at 3/31/2004) as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/2000, that the loan transactions with clients whose total liability is below R$ 50 (Fifty thousand reais), could be determined based only on the overdue amounts.

At March 31, 2005, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 6.4% (8.0% at 03/31/2004).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                86

d)   RECOVERY AND RENEGOTIATION OF CREDITS

     I-   COMPOSITION OF THE RESULT OF ALLOWANCE FOR LOAN LOSSES

                                                   01/01 TO        01/01 TO
                                                  03/31/2005      03/31/2004
                                                 ------------    ------------
     Net increase for the period                     (755,608)       (362,996)
     Recoveries                                       162,198         161,085
       Renegotiation                                   54,158          29,777
       Receipt                                        108,040         131,308
     Result of allowance for loan losses             (593,410)       (201,911)

     II-  RENEGOTIATED CREDITS

                                                  03/31/2005      03/31/2004
                                                 ------------    ------------
     Renegotiated credits                             990,703       1,391,260
     Allowance for loan losses                       (407,748)       (384,420)
     (%)                                                 41.2            27.6

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                87

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

                                                  03/31/2005      03/31/2004
                                                 ------------    ------------
     ASSETS - OTHER RECEIVABLES                    13,417,021      10,787,655
       Exchange purchase pending settlement -
        foreign currency (*)                        6,426,618       4,834,938
       Foreign currency bills exchange and
        term document - foreign currency                1,097           1,962
       Exchange sale rights - local currency        7,118,452       6,062,515
       (-) Advances received - local currency        (129,146)       (111,760)
     LIABILITIES - OTHER LIABILITIES               13,567,260      10,873,093
       Exchange sales pending settlement -
        foreign currency                            7,004,839       5,642,534
       Exchange purchase liabilities -
        local currency (*)                          6,560,449       5,224,372
       Other                                            1,972           6,187
     MEMORANDUM ACCOUNTS                              123,460         139,124
       Outstanding import credits -
        foreign currency                               73,500         113,284
       Confirmed export credits -
        foreign currency                               49,960          25,840

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7 aI).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                88

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a)   SUMMARY

                                                                                      03/31/2005
                                                      --------------------------------------------------------------------------
                                                         0-30         31-180       181-365       OVER 365       TOTAL        %
                                                      ----------    ----------    ----------    ----------    ----------    ----
Deposits                                              34,340,607     4,377,707     3,842,124     1,464,244    44,024,682    53.9
Money market                                           7,174,488     2,399,381       999,244     6,793,855    17,366,968    21.2
Funds from acceptance and issuance of securities         365,713       523,308       224,835     2,635,981     3,749,837     4.6
Borrowings and onlendings                                405,366     2,894,596     1,782,144     5,147,218    10,229,324    12.5
Securitization of payment orders abroad                        -       258,965       258,567     1,124,878     1,642,410     2.0
Subordinated debts                                             -        56,830           265     4,712,782     4,769,877     5.8
                                                      ----------    ----------    ----------    ----------    ----------    ----
TOTAL                                                 42,286,174    10,510,787     7,107,179    21,878,958    81,783,098
% per maturity date                                         51.6          12.9           8.7          26.8
                                                      ----------    ----------    ----------    ----------
TOTAL - 03/31/2004                                    38,018,810    17,684,968     5,956,315    18,119,714    79,779,807
% per maturity date                                         47.6          22.2           7.5          22.7
                                                      ==========    ==========    ==========    ==========    ==========

                                                          03/31/2004
                                                      ------------------
                                                        TOTAL        %
                                                      ----------    ----
Deposits                                              34,605,925    43.3
Money market                                          21,395,554    26.8
Funds from acceptance and issuance of securities       3,491,822     4.4
Borrowings and onlendings                             13,525,493    17.0
Securitization of payment orders abroad                1,906,364     2.4
Subordinated debts                                     4,854,649     6.1
                                                      ----------    ----
TOTAL                                                 79,779,807
% per maturity date

TOTAL - 03/31/2004
% per maturity date

b)   DEPOSITS

                                                                                      03/31/2005
                                                      --------------------------------------------------------------------------
                                                         0-30         31-180       181-365       OVER 365       TOTAL        %
                                                      ----------    ----------    ----------    ----------    ----------    ----
Demand deposits                                       10,487,531             -             -             -    10,487,531    23.8
Savings accounts                                      19,023,655             -             -             -    19,023,655    43.2
Interbank                                                839,329       160,064        50,820         5,186     1,055,399     2.4
Time deposits                                          3,809,114     4,217,643     3,791,304     1,459,058    13,277,119    30.2
Other deposits                                           180,978             -             -             -       180,978     0.4
                                                      ----------    ----------    ----------    ----------    ----------    ----
TOTAL                                                 34,340,607     4,377,707     3,842,124     1,464,244    44,024,682
% per maturity date                                         78.1           9.9           8.7           3.3
                                                      ----------    ----------    ----------    ----------    ----------
TOTAL - 03/31/2004                                    30,253,107     2,135,061     1,014,124     1,203,633    34,605,925
% per maturity date                                         87.4           6.2           2.9           3.5
                                                      ==========    ==========    ==========    ==========    ==========

                                                          03/31/2004
                                                      ------------------
                                                        TOTAL        %
                                                      ----------    ----
Demand deposits                                        8,797,544    25.4
Savings accounts                                      17,530,047    50.7
Interbank                                                450,514     1.3
Time deposits                                          7,827,820    22.6
Other deposits                                                 -     0.0
                                                      ----------    ----
TOTAL                                                 34,605,925
% per maturity date

TOTAL - 03/31/2004
% per maturity date

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                89

c)   MONEY MARKET

                                                                                       03/31/2005
                                                      --------------------------------------------------------------------------
                                                        0 - 30       31 - 180      181 - 365     OVER 365       TOTAL        %
                                                      ----------    ----------    ----------    ----------    ----------    ----
Own portfolio                                          2,392,910     2,372,620       999,244     6,740,105    12,504,879    72.0
  Public securities                                      348,544        17,695           869         6,069       373,177     2.1
  Private securities                                     160,867        46,269        81,389             -       288,525     1.7
  Own issue                                              975,335     2,086,989       904,437     6,707,224    10,673,985    61.5
  Foreign                                                908,164       221,667        12,549        26,812     1,169,192     6.7
Third-parties' portfolio                               4,781,578        26,761             -        53,750     4,862,089    28.0
Free portfolio                                                 -             -             -             -             -       -
                                                      ----------    ----------    ----------    ----------    ----------    ----
TOTAL                                                  7,174,488     2,399,381       999,244     6,793,855    17,366,968
% per maturity date                                         41.3          13.8           5.8          39.1
                                                      ----------    ----------    ----------    ----------
TOTAL - 03/31/2004                                     6,271,663    10,690,349     1,323,367     3,110,175    21,395,554
% per maturity date                                         29.3          50.0           6.2          14.5
                                                      ==========    ==========    ==========    ==========
                                                          03/31/2004
                                                      ------------------
                                                         TOTAL       %
                                                      ----------    ----
Own portfolio                                          7,298,015    34.1
  Public securities                                      773,224     3.6
  Private securities                                           -       -
  Own issue                                            5,856,822    27.4
Foreign                                                  667,969     3.1
Third-parties' portfolio                               4,098,912    19.2
Free portfolio                                         9,998,627    46.7
                                                      ----------    ----
TOTAL                                                 21,395,554
% per maturity date

TOTAL - 03/31/2004
% per maturity date

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                90

d)   FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES

                                                                                       03/31/2005
                                                      --------------------------------------------------------------------------
                                                        0 - 30       31 - 180      181 - 365     OVER 365       TOTAL        %
                                                      ----------    ----------    ----------    ----------    ----------   -----
MORTGAGE NOTES                                                 -             -             -             -             -       -
DEBENTURES                                                     -             -             -             -             -       -
FOREIGN BORROWING IN SECURITIES                          365,713       523,308       224,835     2,635,981     3,749,837   100.0
  Trade Related - Issued overseas - Bankers
   Acceptance                                              7,186        42,131             -             -        49,317     1.3
                                                      ----------    ----------    ----------    ----------    ----------   -----
  Non-Trade Related                                      358,527       481,177       224,835     2,635,981     3,700,520    98.7
                                                      ----------    ----------    ----------    ----------    ----------   -----
    Issued in Brazil - Fixed Rate Notes                    3,040         6,998             -       268,080       278,118     7.4
    Issued overseas                                      355,487       474,179       224,835     2,367,901     3,422,402    91.3
      Brazil Risk Note Programme                          27,508       161,513       163,730       530,861       883,612    23.6
      Euro CD                                             79,891           608        20,560             -       101,059     2.7
      Euro Medium Term Note Programme                     82,756       261,514             -        19,011       363,281     9.7
      Euronotes                                          159,263         2,431             -       296,579       458,273    12.2
      Fixed Rate Notes                                     6,069        13,708        40,545     1,521,450     1,581,772    42.2
      Note Programme                                           -        34,405             -             -        34,405     0.9
                                                      ----------    ----------    ----------    ----------    ----------   -----
TOTAL                                                    365,713       523,308       224,835     2,635,981     3,749,837
% per maturity date                                          9.7          14.0           6.0          70.3
                                                      ----------    ----------    ----------    ----------    ----------
TOTAL - 03/31/2004                                       105,165       554,664       950,680     1,881,313     3,491,822
% per maturity date                                          3.0          15.9          27.2          53.9
                                                      ==========    ==========    ==========    ==========    ==========
                                                          03/31/2004
                                                      ------------------
                                                         TOTAL       %
                                                      ----------    ----
MORTGAGE NOTES                                           154,412     4.4
DEBENTURES                                               719,269    20.6
FOREIGN BORROWING IN SECURITIES                        2,618,141    75.0
  Trade Related - Issued overseas - Bankers
   Acceptance                                             15,054     0.4
                                                      ----------    ----
  Non-Trade Related                                    2,603,087    74.6
                                                      ----------    ----
    Issued in Brazil - Fixed Rate Notes                  103,090     3.0
    Issued overseas                                    2,499,997    71.6
      Brazil Risk Note Programme                          18,052     0.5
      Euro CD                                            229,398     6.6
      Euro Medium Term Note Programme                    656,786    18.8
      Euronotes                                          594,055    17.0
      Fixed Rate Notes                                   964,243    27.6
      Note Programme                                      37,463     1.1
                                                      ----------    ----
TOTAL                                                  3,491,822
% per maturity date

TOTAL - 03/31/2004
% per maturity date

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                91

e) BORROWINGS AND ONLENDINGS

                                                                                       03/31/2005
                                                      --------------------------------------------------------------------------
                                                        0 - 30       31 - 180      181 - 365     OVER 365       TOTAL        %
                                                      ----------    ----------    ----------    ----------    ----------    ----
BORROWINGS                                               286,159     2,375,319     1,257,276     2,213,767     6,132,521    60.0
                                                      ----------    ----------    ----------    ----------    ----------    ----
  Local                                                   85,729        65,041           620         5,772       157,162     1.6
  Foreign (*)                                            200,430     2,310,278     1,256,656     2,207,995     5,975,359    58.4
ONLENDINGS                                               119,207       519,277       524,868     2,933,451     4,096,803    40.0
                                                      ----------    ----------    ----------    ----------    ----------    ----
  Local onlendings - official institutions               119,207       519,277       499,488     2,933,451     4,071,423    39.8
    BNDES                                                 61,083       328,696       323,632     2,018,968     2,732,379    26.7
    FINAME                                                25,652       144,381       154,893       886,301     1,211,227    11.8
    Other                                                 32,472        46,200        20,963        28,182       127,817     1.3
  Interbank                                                    -             -        25,380             -        25,380     0.2
                                                      ----------    ----------    ----------    ----------    ----------    ----
TOTAL                                                    405,366     2,894,596     1,782,144     5,147,218    10,229,324
% per maturity date                                          4.0          28.3          17.4          50.3
                                                      ----------    ----------    ----------    ----------    ----------
TOTAL - 03/31/2004                                     1,388,875     4,137,347     2,389,587     5,609,684    13,525,493
% per maturity date                                         10.3          30.6          17.6          41.5
                                                      ==========    ==========    ==========    ==========    ==========
                                                          03/31/2004
                                                      ------------------
                                                         TOTAL       %
                                                      ----------    ----
BORROWINGS                                             9,072,213    67.1
                                                      ----------    ----
  Local                                                  237,769     1.8
  Foreign (*)                                          8,834,444    65.3
ONLENDINGS                                             4,453,280    32.9
                                                      ----------    ----
  Local onlendings - official institutions             4,390,604    32.5
    BNDES                                              2,881,246    21.3
    FINAME                                             1,384,684    10.2
    Other                                                124,674     1.0
  Interbank                                               62,676     0.4
                                                      ----------    ----
TOTAL                                                 13,525,493
% per maturity date

TOTAL - 03/31/2004
% per maturity date

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                92

f) SECURITIZATION OF PAYMENT ORDERS ABROAD

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

                                                            03/31/2005
                                       ----------------------------------------------------
                                         31-180       181-365       OVER 365       TOTAL
                                       ----------    ----------    ----------    ----------
Securitization of payment orders abroad   258,965       258,567     1,124,878     1,642,410
% per maturity date                          15.8          15.7          68.5
                                       ----------    ----------    ----------    ----------
TOTAL - 03/31/2004                        117,494       278,557     1,510,313     1,906,364
% per maturity date                           6.2          14.6          79.2
                                       ==========    ==========    ==========    ==========

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                93

g) SUBORDINATED DEBT

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 05/30/2001, are as follows:

                                                           03/31/2005                                 03/31/2004
                                  ------------------------------------------------------------    ------------------
                                   31 - 180      181 - 365     OVER 365       TOTAL        %         TOTAL       %
                                  ----------    ----------    ----------    ----------    ----    ----------    ----
CDB (1)                               41,008             -     1,819,008     1,860,016    39.0     1,714,929    35.3
Debentures (2)                         4,660             -       600,000       604,660    12.7       603,433    12.4
Euronotes (3)                         11,162             -     1,245,765     1,256,927    26.3     1,392,754    28.7
Redeemable preferred shares (4)            -           265     1,048,009     1,048,274    22.0     1,143,533    23.6
                                  ----------    ----------    ----------    ----------    ----    ----------    ----
TOTAL                                 56,830           265     4,712,782     4,769,877             4,854,649
% per maturity date                      1.2           0.1          98.7
                                  ----------    ----------    ----------    ----------
TOTAL - 03/31/2004                    49,809           244     4,804,596     4,854,649
% per maturity date                      1.0           0.0          99.0
                                  ==========    ==========    ==========    ==========

(1)  Bank Deposit Certificates:
          - issued on 12/23/2002, with nominal value of R$ 850,000, with maturity date on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;
          - issued on 02/26/2003, with nominal value of R$ 673,103, with maturity date on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2)  Non-convertible debentures:
          - issued on 09/01/2001, with nominal value of R$ 600,000, with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.

(3)  Euronotes:
          - issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
          - issued on 08/13/2001, in the amount of (Y) 30,000,000 thousand (US$ 244,938 thousand), also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;
          - issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4)  Redeemable preferred shares:
          _ issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity date on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                94

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) COMPOSITION OF THE TECHNICAL PROVISIONS

                                                    03/31/2005     03/31/2004
                                                   -----------    -----------
Insurance                                            1,128,760        996,894
  Unearned premiums                                    609,236        515,946
  Unsettled claims                                     323,260        326,834
  IBNR                                                 159,731        130,785
  Elapsed risks                                         24,037          8,067
  Mathematical reserve - Insurance                      11,665         15,262
  Redemption and other unregularized amounts               831              -

Life insurance and pension plan                      9,391,936      6,365,974
  Unearned premiums                                    202,247        161,974
  Unsettled claims                                      33,411         31,682
  IBNR                                                  42,794         34,465
  Mathematical reserve - benefits to be granted      8,694,920      5,860,556
  Mathematical reserve - benefits granted               80,567         48,253
  Financial surplus                                    179,516        134,822
  Financial fluctuation                                 85,881         68,736
  Risk fluctuation                                      14,185          3,954
  Insuficient contributions (*)                         40,240         10,941
  Redemption and other unregularized amounts            10,041          8,622
  Premium defficiency                                    6,439              -
  Unexpired risks                                        1,239          1,161
  Unsettled benefits                                       456            808

Capitalization                                       1,033,182        957,483
  Mathematical reserve for redemptions                 942,611        856,276
  Contingencies                                         76,416         87,037
  Prizes                                                14,155         14,170

TOTAL                                               11,553,878      8,320,351

(*) Recorded based on actuarial evaluation in sufficient amount for the settlement of obligations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                95

b) GUARANTOR RESOURCES OF TECHNICAL PROVISION - SUSEP

                                                                              LIFE INSURANCE AND PENSION
                                                 --------------------------------------------------------------------------------
                                                         INSURANCE                     PLAN                   CAPITALIZATION
                                                 ------------------------    ------------------------    ------------------------
                                                 03/31/2005    03/31/2004    03/31/2005    03/31/2004    03/31/2005    03/31/2004
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Short-term interbank deposits - Money market         57,833       190,287        56,487             -       141,348       462,875
Securities and derivative financial instruments     827,620       640,291     9,192,433     6,388,089       910,787       533,743
  PGBL/VGBL fund quotas (1)                               -             -     7,436,286     4,716,047             -             -
  Other securities                                  827,620       640,291     1,756,147     1,672,042       910,787       533,743
    Public                                          225,266       135,586       991,797       240,631       129,730       129,015
    Private                                         602,354       504,705       764,350     1,431,411       781,057       404,728
Credit rights (2)                                   226,151       203,891       161,330       128,087             -             -
Properties                                           39,820        43,359             -             -             -             -
TOTAL                                             1,151,424     1,077,828     9,410,250     6,516,176     1,052,135       996,618

                                                 LIFE INSURANCE AND PENSION
                                                 --------------------------
                                                           TOTAL
                                                 --------------------------
                                                 03/31/2005      03/31/2004
                                                 ----------      ----------
Short-term interbank deposits - Money market        255,668         653,162
Securities and derivative financial instruments  10,930,840       7,562,123
  PGBL/VGBL fund quotas (1)                       7,436,286       4,716,047
  Other securities                                3,494,554       2,846,076
    Public                                        1,346,793         505,232
    Private                                       2,147,761       2,340,844
Credit rights (2)                                   387,481         331,978
Properties                                           39,820          43,359
TOTAL                                            11,613,809       8,590,622

(1) PGBL and VGBL pension plan portfolio, which ownership and embedded risks are from customer's responsibility recorded as securities, according to the SUSEP accounts plan, as a contra entry to liabilities in the Pension Plan Technical Provisions account.
(2)  Recorded under Other receivables - Insurance premiums receivable.

c) RESULT OF OPERATIONS

                                                                              LIFE INSURANCE AND PENSION
                                                 --------------------------------------------------------------------------------
                                                         INSURANCE                     PLAN                   CAPITALIZATION
                                                 ------------------------    ------------------------    ------------------------
                                                  01/01 TO      01/01 TO      01/01 TO      01/01 TO      01/01 TO      01/01 TO
                                                 03/31/2005    03/31/2004    03/31/2005    03/31/2004    03/31/2005    03/31/2004
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Premiums and contributions                          427,825       376,710       734,286       798,884       192,549       197,425
Changes in technical provisions                       3,012         4,160      (241,482)     (451,607)     (144,025)     (145,293)
Expenses with claims                               (264,772)     (249,691)      (29,934)      (24,470)            -             -
Selling expenses                                    (78,127)      (64,464)       (6,412)       (6,675)            -             -
Expenses with benefits and redemptions                    -             -      (395,374)     (253,822)            -             -
Other income and expenses                            14,507        15,710        (5,064)         (775)       (1,166)            -
Result of Insurance, Life Insurance and Pension
 Plan and Capitalization                            102,445        82,425        56,020        61,535        47,358        52,132

                                                 LIFE INSURANCE AND PENSION
                                                 --------------------------
                                                           TOTAL
                                                 --------------------------
                                                  01/01 TO        01/01 TO
                                                 03/31/2005      03/31/2004
                                                 ----------      ----------
Premiums and contributions                        1,354,660       1,373,019
Changes in technical provisions                    (382,495)       (592,740)
Expenses with claims                               (294,706)       (274,161)
Selling expenses                                    (84,539)        (71,139)
Expenses with benefits and redemptions             (395,374)       (253,822)
Other income and expenses                             8,277          14,935
Result of Insurance, Life Insurance and Pension
 Plan and Capitalization                            205,823         196,092

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                96

NOTE 11 - PROVISIONS AND CONTINGENT LIABILITIES

ITAU HOLDING and its subsidiaries are involved, in the ordinary course of business, in legal actions involving labor, civil, and tax and social security contingencies, filed to challenge escalation indices, labor claims, property damage and pain and suffering, and tax questioning actions. Labor contingencies result from labor claims filed by former employees and trade unions to claim alleged labor rights based on labor legislation specific to the related profession. Civil contingencies are basically derived from civil actions filed by third parties demanding compensation for property damage and pain and suffering based on a number of reasons, such as wrongful protest of notes, return of checks, and inclusion of information in credit protection registry, and most of these actions are filed in the Small Claims Court and are therefore limited to 40 minimum wages.

The table below shows the changes in and the related provisions for contingencies:

                                                       01/01 TO 03/31/2005
                                       ----------------------------------------------------
                                          LABOR        CIVIL         OTHER          TOTAL
                                       ----------    ----------    ----------    ----------
Opening balance                         1,042,625       727,597       233,991     2,004,213
Foreign exchange differences                    -             -         1,455         1,455
Net provision (1)                          70,507        53,010        (1,673)      121,844
Payments                                  (53,421)      (24,718)       (4,913)      (83,052)
Closing balance (2)                     1,059,711       755,889       228,860     2,044,460
                                       ----------    ----------    ----------    ----------
Escrow deposits at 03/31/2005 (3)         539,699       160,733             -       700,432
                                       ==========    ==========    ==========    ==========

(1)  Note 12d and g;
(2)  Note 12b;
(3)  Note 12a.

The Provisions for Tax and Social Security Contingencies and the related escrow deposits are shown in Note 14c III and IV.

ITAU HOLDING and its subsidiaries are not involved in any other administrative proceedings or lawsuits which might significantly affect their operations in case of an unfavorable sentence.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                97

NOTE 12 - OTHER ACCOUNTS

a)   OTHER SUNDRY RECEIVABLES

                                                 03/31/2005    03/31/2004
                                                 ----------    ----------
Tax credits (1)                                   3,745,212     3,895,213
Social contribution to be offset (1)              1,270,690     1,336,496
Taxes and contributions to offset                   682,206       880,171
Escrow deposits in guarantee for provisions
 for contingent liabilities                       2,202,462     2,143,675
                                                 ----------    ----------
  Tax and social security appeals (2)             1,502,030     1,518,947
  Labor appeals (3)                                 539,699       480,997
  Civil appeals (3)                                 160,733       143,731
Deposits in guarantee for foreign fund
 raising program                                    484,440       319,150
Sundry domestic debtors                             220,339       149,920
Sundry foreign debtors                               54,405        80,489
Options for tax incentives                           65,157        48,744
Amounts receivable - Ordinance 441/04               126,994             -
Recoverable payments                                 86,460        29,336
Salary advances                                      44,402        36,939
Amounts receivable from related companies            38,706        32,384
Other                                               324,151       181,172
Total                                             9,345,624     9,133,689

(1)  Note 14b I;
(2)  Note 14c IV;
(3)  Note 11;

b) OTHER SUNDRY LIABILITIES

                                                 03/31/2005    03/31/2004
                                                 ----------    ----------
Provisions for contingent liabilities (1)         2,044,460     1,924,271
                                                 ----------    ----------
  Labor liabilities                               1,059,711     1,081,719
  Civil lawsuits                                    755,889       608,962
  Other                                             228,860       233,590
Provision for personnel                             323,786       280,628
Provision for sundry payments                       517,057       505,807
Liabilities for official agreements and
 rendering of payment services                      161,273        72,832
Sundry creditors - local                            358,581       217,678
Sundry creditors - foreign                          120,650       394,060
Agreement for rendering of services AOLA (2)        163,347       250,886
Liabilities for purchase of assets and rights        91,227        77,715
Related to insurance companies                      206,148       141,907
Provision to cover actuarial deficit (3)             27,046        27,406
Amounts payable to related companies                 82,303        75,306
Creditors for resources to be released               27,890        17,832
Funds from consortia members                         75,719        59,924
Investment accounts payable - LASA (4)              200,000             -
Other                                                 8,924         7,498
Total                                             4,408,411     4,053,750

(1)  Note 11;
(2)  Note 21;
(3)  Note 20c; (4) Note 1.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                98

c)   BANKING SERVICES FEES

                                                  01/01 TO      01/01 TO
                                                 03/31/2005    03/31/2004
                                                 ----------    ----------
Funds management                                    397,757       344,828
                                                 ----------    ----------
  Funds management fees                             384,530       327,977
  Income from management of consortium               13,227        16,851
Current account services                            348,628       288,703
                                                 ----------    ----------
Credit cards                                        436,573       243,714
                                                 ----------    ----------
  Annual fees                                       108,128        84,813
  Other services                                    328,445       158,901
    Branches relationship                           222,882       141,473
    Services rendered by Orbitall                   105,563        17,428
Credit operations and guarantees provided           270,700       195,410
                                                 ----------    ----------
  Credit operations                                 247,443       171,490
  Guarantees provided                                23,257        23,920
Collection services                                 209,060       203,213
                                                 ----------    ----------
  Collection fees                                    95,483        91,687
  Collection services                                64,727        62,111
  Interbank charges (securities, checks
   and wire)                                         48,850        49,415
Other                                               131,352       128,949
                                                 ----------    ----------
  Income from consultation to Serasa                 39,164        31,677
  Income from brokerage                              28,109        19,759
  Income from custody services and
   management of portfolio                           11,156         9,612
  Foreign exchange services                          12,430         6,657
  Other services                                     40,493        61,244
Total                                             1,794,070     1,404,817

d)   PERSONNEL EXPENSES

                                                  01/01 TO      01/01 TO
                                                 03/31/2005    03/31/2004
                                                 ----------    ----------
Remuneration                                        517,474       437,384
Charges                                             163,182       133,482
Social benefits                                     138,089       115,738
Training                                              7,782         8,089
Subtotal                                            826,527       694,693
Employee resignation and labor claims               128,450        78,686
Total                                               954,977       773,379

e)   OTHER ADMINISTRATIVE EXPENSES

                                                  01/01 TO      01/01 TO
                                                 03/31/2005    03/31/2004
                                                 ----------    ----------
Data processing and telecommunication               276,187       266,030
Depreciation and amortization                       144,706       136,989
Facilities                                          147,341       130,996
Third-party services                                192,555       137,882
Financial system services                            82,104        77,749
Advertising, promotions and publications             61,582        56,123
Transportation                                       45,708        47,385
Materials                                            36,421        31,409
Security                                             32,226        31,197
Legal                                                17,750        17,088
Travel expenses                                       9,078         8,016
Other                                                57,669        54,862
Total                                             1,103,327       995,726

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                                99

f)   OTHER OPERATING INCOME

                                                  01/01 TO      01/01 TO
                                                 03/31/2005    03/31/2004
                                                 ----------    ----------
Reversal of operating provisions                     42,470        14,806
Equity result in subsidiaries, not
 derived from net income                             10,078             -
Recovery of charges and expenses                     25,617        19,288
Net exchange variation on assets and
 liabilities of overseas companies                        -        15,834
Other                                                33,453        27,085
Total                                               111,618        77,013

g)   OTHER OPERATING EXPENSES

                                                  01/01 TO      01/01 TO
                                                 03/31/2005    03/31/2004
                                                 ----------    ----------
Provision for contingencies                          85,678       203,013
                                                 ----------    ----------
  Tax                                                32,668        38,256
  Civil claims (1)                                   53,010       137,932
  Other                                                   -        26,825
Sales - Credits cards                                61,759        48,045
Losses                                               25,369        15,982
Equity result in subsidiaries, not
 derived from net income                                  -         7,612
Net exchange variation on assets and
 liabilities of overseas companies                    7,704             -
Other                                                66,492        80,803
Total                                               247,002       355,455

(1)  Note 11

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               100

NOTE 13 - EXTRAORDINARY RESULT

     In order to allow the adequate analysis of the financial statements for the year, the amount of R$ 142,245 was recorded in Extraordinary Result, net of the corresponding taxes, as follows:

     Amortization of investments goodwill                             (142,245)
       Related to agreements and partnerships (Note 1)                (200,000)
       BPI - SIC (Sociedade Independente de Comunicacao S.A.)           39,755
       Tax effects                                                      18,000

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - March 31, 2005                           101

NOTE 14 - TAXES

a)   COMPOSITION OF EXPENSES WITH TAXES AND CONTRIBUTIONS

     I) We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

                                                                      01/01 to        01/01 to
                  DUE ON OPERATIONS FOR THE PERIOD                   03/31/2005      03/31/2004
     ------------------------------------------------------------   ------------    ------------
     Income before income tax and social contribution                  1,949,311       1,402,936

     Charges (Income Tax and Social Contribution) at the rates
      of 25% and 9% (*) respectively                                    (662,766)       (476,998)

     INCREASE/DECREASE TO INCOME TAX AND SOCIAL CONTRIBUTION
      CHARGES ARISING FROM:

     Permanent (Inclusions) Exclusions                                   116,253          98,281
       Investments in affiliates                                          32,265          10,311
       Foreign exchange variation of overseas investments                (12,795)          7,373
       Interest on own capital                                           118,884          80,976
       Non-deductible provisions and other                               (22,101)           (379)

     Temporary (Inclusions) Exclusions                                  (104,699)       (118,355)
       Allowance for loan losses                                        (127,176)          5,066
       Excess (Insufficiency) of Depreciation                            116,726              16
       Adjustment to market value of trading securities and
        derivative financial instruments                                  23,062         (31,952)
       Labor provisions, civil and tax contingencies and other          (117,311)        (91,485)
        (Increase) Offset on tax losses/Negative social
         contribution basis                                              (87,998)        (11,426)

     Expenses with Income Tax and Social Contribution                   (739,210)       (508,498)
                                                                    ============    ============

                 RELATED TO TEMPORARY DIFFERENCES

       Increase (reversal) for the period                                192,697          83,404
       Prior periods increase (reversal)                                  10,515          (1,927)
     Income (expenses) of deferred taxes                                 203,212          81,477
                                                                    ============    ============
     Total income tax and social contribution                           (535,998)       (427,021)
                                                                    ------------    ------------

     II)  Composition of tax expenses:

                                                                      01/01 to        01/01 to
                                                                     03/31/2005      03/31/2004
                                                                    ------------    ------------
       PIS and COFINS                                                   (285,617)       (244,676)
       ISS                                                               (64,361)        (43,552)
       Tax on Bank Account Outflows                                      (57,778)        (40,178)
       Other                                                             (17,917)        (17,787)
                                                                    ------------    ------------
     Total (*)                                                          (425,673)       (346,193)
                                                                    ============    ============

     (*) According to Note 4 l.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - March 31, 2005                           102

b)   TAX CREDITS

     I) The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:

                                                             PROVISIONS                           TAX CREDITS
                                                      --------------------------   -------------------------------------------
                                                                                                  REALIZATION/
                                                      12/31/2004     03/31/2005     12/31/2004      REVERSAL         SET UP
                                                      -----------   ------------   ------------   ------------    ------------
     Reflected in results                                                             3,326,149       (466,453)        885,516
                                                                                    -----------   ------------    ------------
     Related to tax losses and negative social
      contribution basis                                                                644,906        (51,845)        188,920
                                                                                    -----------   ------------    ------------
     Related to disbursed provisions                                                  1,199,670       (160,884)        244,780
                                                                                    -----------   ------------    ------------
       Allowance for loan losses                                                        786,627       (131,609)        211,258
       Adjustment to market value of trading
        securities and derivative
        financial instruments (assets and
        liabilities) (1)                                                                      -              -               -
       Allowance for real estate                                                         41,150         (7,420)              -
       Other                                                                            371,893        (21,855)         33,522
     Related to non-disbursed provisions (2)            5,262,550      5,845,564      1,481,573       (253,724)        451,816
                                                      -----------   ------------   ------------   ------------    ------------
       Related to the operation                         3,862,550      4,295,564      1,153,433       (253,724)        401,200
                                                      -----------   ------------   ------------   ------------    ------------
         Interest on own capital                          415,707        672,952        134,151       (101,276)        188,740
         Tax and social security contingencies          1,242,752      1,363,032        320,636           (686)         38,254
         Labor contingencies                              903,732        921,284        279,625        (19,362)         25,511
         Civil Lawsuits                                   675,953        727,452        217,745         (7,734)         25,646
         Other                                            624,406        610,844        201,276       (124,666)        123,049
       Related to provisions in excess in relation
        to the minimum required not disbursed           1,400,000      1,550,000        328,140              -          50,616
                                                      -----------   ------------   ------------   ------------    ------------
         Allowance for loan losses                      1,000,000      1,150,000        328,140              -          50,616
         Adjustment to market value of trading
          securities and derivative financial
          instruments (assets and liabilities) (1)        400,000        400,000              -              -               -

     Reflected in stockholders' equity -
      adjustment to market value of
      securities available for sale (1)                         -              -              -              -               -

     Total                                              5,262,550      5,845,564      3,326,149       (466,453)        885,516
                                                     ============   ============   ============   ============    ============
     Social Contribution to Offset arising from
      Option foreseen in article 8th of
      Provisional Measure 2158-35, of
      August 24, 2001.                                                                1,277,434         (6,744)              -
                                                                                   ============   ============    ============

                                                              TAX CREDITS
                                                      --------------------------
                                                      03/31/2005     03/31/2004
                                                      -----------   ------------
     Reflected in results                               3,745,212      3,895,007
                                                      -----------   ------------
     Related to tax losses and negative social
      contribution basis                                  781,981        809,262
                                                      -----------   ------------
     Related to disbursed provisions                    1,283,566      1,581,515
                                                      -----------   ------------
       Allowance for loan losses                          866,276      1,132,113
       Adjustment to market value of trading
        securities and derivative
        financial instruments (assets and
        liabilities) (1)                                        -         66,643
       Allowance for real estate                           33,730         50,199
       Other                                              383,560        332,560

     Related to non-disbursed provisions (2)            1,679,665      1,504,230
                                                      -----------   ------------
       Related to the operation                         1,300,909        980,711
                                                      -----------   ------------
         Interest on own capital                          221,615          4,802
         Tax and social security contingencies            358,204        292,138
         Labor contingencies                              285,774        308,138
         Civil Lawsuits                                   235,657        196,244
         Other                                            199,659        179,389
       Related to provisions in excess in relation
        to the minimum required not disbursed             378,756        523,519
                                                      -----------   ------------
         Allowance for loan losses                        378,756        338,219
         Adjustment to market value of trading
          securities and derivative financial
          instruments (assets and liabilities) (1)              -        185,300

     Reflected in stockholders' equity -
      adjustment to market value of
      securities available for sale (1)                         -            206

     Total                                              3,745,212      3,895,213
                                                     ============   ============
     Social Contribution to Offset arising from
      Option foreseen in article 8th of
      Provisional Measure 2158-35, of
      August 24, 2001.                                  1,270,690      1,336,496
                                                     ============   ============

(1)  Note 2b.

(2) From a financial point of view, rather than recording the provision of R$ 5,845,564 (R$ 5,262,550 at 12/31/2004) and Tax Credits of R$ 1,679,665 (R$
     1,481,573 at 12/31/2004), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits to R$ 2,021,319 (R$ 1,844,576 at 12/31/2004).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - March 31, 2005                           103

II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01, existing at March 31, 2005, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

                                                     TAX CREDITS
                                      -----------------------------------------       SOCIAL
                                       TEMPORARY     TAX LOSS AND                 CONTRIBUTION TO
               REALIZATION YEAR       DIFFERENCES   NEGATIVE BASIS      TOTAL         OFFSET
               --------------------   -----------   --------------   ----------   ---------------
                       2005             1,365,232          453,878    1,819,110           154,102
                       2006               553,817          328,103      881,920           210,506
                       2007               403,507                -      403,507           230,953
                       2008               242,523                -      242,523           258,352
                       2009                65,833                -       65,833           283,153
                    after 2009            332,319                -      332,319           133,624
                      Total             2,963,231          781,981    3,745,212         1,270,690
                                      -----------   --------------   ----------   ---------------
                Present Value (*)       2,600,280          718,470    3,318,750         1,054,775
                                      ===========   ==============   ==========   ===============

                (*) The average funding rate was used to determine the present value.

     The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

     Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indications of future net income.

III) Unrecorded tax credits amount to R$ 332,287 (R$ 233,796 at 03/31/2004).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - March 31, 2005                           104

c) TAXES AND SOCIAL SECURITY CONTRIBUTIONS AND DEPOSITS FOR INTERPOSITION OF TAX AND SOCIAL SECURITY RESOURCES

     I) The balance of Taxes and Social Security Contributions is represented as follows:

                                                                      03/31/2005   03/31/2004
                                                                      ----------   ----------
          Taxes and contributions on income payable                      481,152      307,641
          Taxes and contributions payable                                202,913      298,917
          Provision for deferred income tax and social contribution      712,558      656,320
          Provision for tax and social security contingencies          2,600,618    2,139,843
                                                                      ----------   ----------
          Total                                                        3,997,241    3,402,721
                                                                      ==========   ==========

     II) Change in Deferred Income Tax and Social Contribution

                                                                            REALIZATION/
                                                               12/31/2004     REVERSAL      SET UP      03/31/2005     03/31/2004
                                                               ----------   ------------   --------    -----------   -------------
          Reflected in income and expense accounts                472,104        (18,893)   155,712        608,923         366,598
            Depreciation in excess - Leasing                      350,336         (4,131)   120,824        467,029         226,164
            Taxation on results abroad - Capital Gains             67,039         (2,948)         -         64,091          66,360
            Adjustment from operations in futures market                -              -     30,568         30,568               -
            Revaluation reserve                                     8,680           (842)        15          7,853           9,070
            Adjustment to market value of trading
             securities and derivative financial instruments
             (assets and liabilities)                                   -              -          -              -          60,537
            Other                                                  46,049        (10,972)     4,305         39,382           4,467
          Reflected in stockholders' equity accounts -
           Adjustment to market value of securities available
           for sale (1)                                           146,980        (43,345)         -        103,635         289,722
                                                               ----------   ------------   --------    -----------   -------------
          Total                                                   619,084        (62,238)   155,712        712,558         656,320
                                                               ==========   ============   ========    ===========   =============

          (1) Note 2b.

     III) Change in Tax and Social Security Contingencies

                                                        01/01 TO     01/01 TO
                                                      03/31/2005    03/31/2004
                                                     ------------  ------------
          Opening balance                               2,482,474     2,063,685
          Change in the period reflected in results       126,533        76,158
                                                     ------------  ------------
            Charges on taxes                               35,742        26,421
            Net recognition                                90,904        53,078
            Write-offs through reversal                      (113)       (3,341)
          Payments                                         (8,389)            -
          Closing balance                               2,600,618     2,139,843

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - March 31, 2005                           105

     IV)  Change in Deposits for Interposition of Tax and Social Security
          Resources

                                                       01/01 TO
                                                      03/31/2005
                                                     ------------
          Opening balance                               1,404,357
          Appropriation of income                             582
          Change in the period                             97,091
                                                     ------------
            Deposited                                     107,102
            Calculations                                   (7,863)
            Conversion into income                         (2,148)
          Closing balance                               1,502,030

D) TAXES PAID OR PROVIDED FOR AND WITHHELD FROM CLIENTS

          We show below the amount of taxes paid or provided for, basically levied income, revenue and payroll and the amount on withheld and collected from clients levied directly on the financial intermediation:

                                                        01/01 TO       01/01 TO
                                                       03/31/2005     03/31/2004
                                                      ------------   ------------
          Taxes paid or provided for                     1,475,951      1,083,365
          Taxes withheld and collected from clients      1,267,947      1,316,952
                                                      ------------   ------------
          Total                                          2,743,898      2,400,317
                                                      ============   ============

NOTE 15 - INVESTMENTS

a) COMPOSITION OF INVESTMENTS

                                                       03/31/2005     03/31/2004
                                                      ------------   ------------
          Share of equity in affiliates - local            114,336        123,084
            AGF Brasil Seguros S.A                         114,336        123,084
          Share of equity in affiliates - foreign          572,425        703,962
            BPI - SGPS S.A. (BPI) (1)                      567,851        701,550
            Other                                            4,574          2,412
          Other investments                                254,902        255,436
            Investments by tax incentives                  111,487        121,195
            Equity securities                               40,532         36,689
            Shares and quotas                               25,831         29,548
            Other                                           77,052         68,004
          Provision for losses                             (99,477)      (120,245)
          TOTAL                                            842,186        962,237

          (1) Reflects the adjustment mentioned in Note 16c.

b) COMPOSITION OF THE RESULT OF SHARE OF EQUITY IN AFFILIATES

                                                        01/01 to       01/01 to
                                                       03/31/2005     03/31/2004
                                                       -----------    -----------
          Share of equity in affiliates - local             2,307          5,859
            Share of equity in affiliates - foreign        92,590         24,466
            Exchange variation in investments             (28,984)       (12,469)
            Equity in the results of affiliates           121,574         36,935
          Total                                            94,897         30,325

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - March 31, 2005                           106

NOTE 16 - STOCKHOLDERS' EQUITY - ITAU HOLDING

a)   CAPITAL

     Capital comprises 115,585,340 book entry shares with no par value, of which 60,687,553 are common and 54,897,787 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.

     The table below shows the evolution of representative shares of capital and treasury shares during the period.

                                                                                       NUMBER
                                                                        COMMON        PREFERRED         TOTAL
                                                                     ------------   ------------    ------------
     Representative shares of capital at 12/31/2004 and 03/31/2005     60,687,553     54,897,787     115,585,340
                                                                     ============   ============    ============
     Treasury shares at 12/31/2004                                         63,310      2,250,980       2,314,290
       Purchase of shares (*)                                              24,893              -          24,893
       Sale of shares - stock option plans                                      -       (430,600)       (430,600)
     Treasury shares at 03/31/2005 (*)                                     88,203      1,820,380       1,908,583
                                                                     ============   ============    ============
     Outstanding at 03/31/2005                                         60,599,350     53,077,407     113,676,757
                                                                     ============   ============    ============

     (*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period as well as the average cost of treasury shares and their market price at 03/31/2005:

     COST/MARKET PRICE                   COMMON       PREFERRED
     ------------------------------   ------------   ------------
     Purchases in the period
       Minimum                              335.87              -
       Weighted average                     389.71              -
       Maximum                              426.82              -
                                      ------------   ------------
     Total Treasury Shares
       Average cost                         314.84         203.03
       Market price                         422.00         435.00

B)   DIVIDENDS

     Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$
     0.55 per thousand shares to be paid to preferred shares.

     The advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment made in the first working day of the following month, in the amount of R$ 0.17 per share.

C)   PRIOR YEARS' ADJUSTMENTS

     As result of the adaptation to the International Financial Reporting Standards (IFRS) in the European Union countries, an adjustment to the December 31, 2004 financial statements was identified represented basically by the adjustment to the pension plans of BPI - SGPS S.A., reflecting in ITAU HOLDING a decrease in this investment in the amount of R$ 86,943 recorded as a debit from retained earnings.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - March 31, 2005                           107

D)   STOCK OPTION PLAN

     ITAU HOLDING has established a Stock Option Plan in order to involve its officers in the process to develop the institution in the medium and long terms.

     Up to March 31, 2005, the options were developed as follows:

                                                                                          SHARES
                                                       ----------------------------------------------------------------------------
                                                       EXERCISE PERIOD
        ISSUANCE    VESTING PERIOD   EXERCISE PERIOD   RESTATED AS OF
N(0)      DATA           UNTIL            UNTIL        03/31/2005 (R$1)     GRANTED       EXERCISED      CANCELLED    NOT EXERCISED
-----  ----------   --------------   ---------------   ----------------   ------------   ------------   ------------  -------------
1st    05/15/1995     12/31/1997        12/31/2000                70.45        146,000        135,000         11,000              -
       05/15/1995     12/31/1997        12/31/2001                70.45        136,000        136,000              -              -
       07/30/2001     12/31/1997        12/31/2001                70.45          3,000          3,000              -              -
2nd    04/29/1996     12/31/1998        12/31/2001                75.92        105,000        105,000              -              -
       04/29/1996     12/31/1998        12/31/2002                75.92        240,000        230,000         10,000              -
       04/29/1996     12/31/1998        12/31/2003                75.92        252,000        252,000              -              -
3rd    02/17/1997     12/31/2001        12/31/2004                98.57        533,000        526,000          7,000              -
       06/22/2001     12/31/2001        12/31/2004                98.57          8,000          8,000              -              -
       07/30/2001     12/31/2001        12/31/2004                98.57          4,000          4,000              -              -
       10/16/2001     12/31/2001        12/31/2004                98.57          8,500          8,500              -              -
       12/28/2001     12/31/2001        12/31/2004                98.57            500            500              -              -
       02/08/2002     12/31/2001        12/31/2004                98.57          3,000          3,000              -              -
4th    02/09/1998     12/31/2002        12/31/2005               114.14         43,500         43,500              -              -
       02/09/1998     12/31/2002        12/31/2005               114.36        535,000        519,000          8,000          8,000
       06/22/2001     12/31/2002        12/31/2005               114.36          7,000          7,000              -              -
       07/30/2001     12/31/2002        12/31/2005               114.36          3,000          3,000              -              -
       12/28/2001     12/31/2002        12/31/2005               114.36            500            500              -              -
       02/08/2002     12/31/2002        12/31/2005               114.36          3,000          3,000              -              -
5th    02/22/1999     12/31/2003        12/31/2006               134.60         34,000         34,000              -              -
       02/22/1999     12/31/2003        12/31/2006               134.83        464,100        455,200          3,400          5,500
       06/22/2001     12/31/2003        12/31/2006               134.83          7,000          7,000              -              -
       07/30/2001     12/31/2003        12/31/2006               134.83          3,000          3,000              -              -
       10/16/2001     12/31/2003        12/31/2006               134.83          5,000          5,000              -              -
       12/28/2001     12/31/2003        12/31/2006               134.83            500            500              -              -
       02/08/2002     12/31/2003        12/31/2006               134.83          4,000          4,000              -              -
       01/07/2004     12/31/2003        12/31/2006               134.83          6,250          6,250              -              -
6th    02/14/2000     12/31/2004        12/31/2007               205.81        533,200        462,200         25,400         45,600
       06/22/2001     12/31/2004        12/31/2007               205.81          7,000          7,000              -              -
       10/16/2001     12/31/2004        12/31/2007               205.81          5,000          1,500              -          3,500
       12/28/2001     12/31/2004        12/31/2007               205.81            500            500              -              -
       02/08/2002     12/31/2004        12/31/2007               205.81          5,000              -              -          5,000
       01/07/2004     12/31/2004        12/31/2007               205.81          6,250          6,250              -              -
7th    02/19/2001     12/31/2005        12/31/2008               266.74        510,000         40,800         21,600        447,600
       02/19/2001     12/31/2005        12/31/2008               265.45         22,000              -              -         22,000
       10/16/2001     12/31/2005        12/31/2008               265.45          5,000              -              -          5,000
       03/10/2003     12/31/2005        12/31/2008               266.74          6,000              -              -          6,000
       01/07/2004     12/31/2005        12/31/2008               266.74          6,250              -              -          6,250
       02/16/2004     12/31/2005        12/31/2008               266.74          7,000              -              -          7,000
8th    03/04/2002     12/31/2006        12/31/2009               254.38        534,150         32,600         23,450        478,100
       03/04/2002     12/31/2006        12/31/2009               252.84          9,000              -              -          9,000
       01/07/2004     12/31/2006        12/31/2009               254.38          6,250              -              -          6,250
9th    03/10/2003     12/31/2007        12/31/2010               172.25        533,900         49,500         17,800        466,600
       03/10/2003     12/31/2007        12/31/2010               172.37         13,500          3,000              -         10,500
       01/07/2004     12/31/2007        12/31/2010               172.25          6,250              -              -          6,250
10th   02/16/2004     12/31/2008        12/31/2011               260.35        504,695              -         17,180        487,515
11th   02/21/2005     12/31/2009        12/31/2012               366.43        401,620              -          3,900        397,720
       ----------   ------------     -------------     ----------------   ------------   ------------   ------------  -------------
  Total                                                                      5,677,415      3,105,300        148,730      2,423,385

     The exercise price of each serie is fixed taking into consideration the average stock price at the Sao Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to the option exercise date.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - March 31, 2005                           108

NOTE 17 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

o The parent company ITAUSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itausa Empreendimentos S.A.;

o Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAU HOLDING and/or its subsidiaries, as described in Note 20a; and

o Fundacao Itau Social and Instituto Itau Cultural, entities sponsored by ITAU HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 22f and Note 22g.

The transactions with these related parties are not significant in the overall context of ITAU HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

o Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

o Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

o    Rental of real estates from ITAUSA, Fundacao Itaubanco, FUNBEP and PREBEG.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - March 31, 2005                           109

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAU HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

                                                               BOOK VALUE                     MARKET
                                                      ---------------------------   ---------------------------
                                                       03/31/2005     03/31/2004     03/31/2005     03/31/2004
                                                      ------------   ------------   ------------   ------------
Interbank deposits                                       9,216,798      8,703,117      9,221,050      8,712,011
Securities and derivatives                              29,750,255     28,801,459     29,750,255     28,801,459
Securities unrealized result
  Additional provision (exceeding minimum required)
  Adjustment of securities available for sale
  Adjustment of securities held to maturity

Loan, leasing operations and other credits              47,691,767     35,767,463     47,907,451     36,166,448
Investment in BPI                                          567,851        701,550      1,333,336      1,398,084
Time and interbank deposits and funds from
 acceptance and issuance
 of securities and local and foreign borrowings         24,214,876     20,842,369     24,205,665     20,771,857
Securitization of foreign payment orders                 1,642,410      1,906,364      1,551,341      1,797,439
Subordinated debts                                       4,769,877      4,854,649      4,695,492      4,736,144
Treasury shares                                            397,365        387,764        829,090        567,342
Total unrealized

                                                                    UNREALIZED INCOME (LOSS) (1)(2)
                                                      ---------------------------------------------------------
                                                                RESULT                 STOCKHOLDERS' EQUITY
                                                      ---------------------------   ---------------------------
                                                       03/31/2005     03/31/2004     03/31/2005     03/31/2004
                                                      ------------   ------------   ------------   ------------
Interbank deposits                                           4,252          8,894          4,252          8,894
Securities and derivatives
Securities unrealized result                             1,103,106      1,512,518        554,902        692,777
  Additional provision (exceeding minimum required)        400,000        545,000        400,000        545,000
  Adjustment of securities available for sale              540,086        712,421              -              -
  Adjustment of securities held to maturity                163,020        255,097        154,902        147,777
Loan, leasing operations and other credits                 215,684        398,985        215,684        398,985
Investment in BPI                                          765,485        696,534        765,485        696,534
Time and interbank deposits and funds from
 acceptance and issuance
 of securities and local and foreign borrowings              9,211         70,512          9,211         70,512
Securitization of foreign payment orders                    91,069        108,925         91,069        108,925
Subordinated debts                                          74,385        118,505         74,385        118,505
Treasury shares                                                  -              -        431,725        179,578
Total unrealized                                         2,263,192      2,914,873      2,146,713      2,274,710

(1)  Does not consider the corresponding tax effects.
(2) Includes unrealized minority interest gains amounting to R$ 335,514 (R$ 335,643 at 03/31/2004) on income and R$ 314,162 (R$ 285,864 at 03/31/2004)
     on stockholders' equity.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               110

To obtain the market values for these financial instruments, the following criteria were adopted:

o Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on March 31, 2005 for floating-rate securities.

o Securities and Derivative Financial Instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

o Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

o Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

o Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on March 31, 2005. The effects of hedges (swap contracts) are also taken into account.

o Securitization of the Payment Orders Abroad, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

o Subordinated Debts, based on the net present value of future fixed or post-fixed cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The post-fixed cash flows are estimated as from the interest curves of the indexation market places.

o Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               111

NOTE 19 - RECLASSIFICATIONS FOR COMPARISON PURPOSES

Reclassifications to preserve the comparison due to regrouping of accounts headings, were carried out in the Balance Sheet of March 31, 2004, in the accounts of Short-term Interbank Investments, Securities of guarantor resources of technical provisions -SUSEP, and of a more adequate classification in financial income and expenses of Commissions on credit operations, Credit card operations and civil lawsuits and claims.

                                                                                                            RECLASSIFIED
                                                                 PRIOR DISCLOSURES     RECLASSIFICATIONS      BALANCES
                                                                ------------------    ------------------    ------------
ASSETS
CURRENT ASSETS AND LONG-TERM RECEIVABLES
SHORT-TERM INTERBANK INVESTMENTS
  Money market                                                          16,393,564              (653,162)     15,740,402
  Money market - guarantor resources of technical
   provisions - SUSEP                                                            -               653,162         653,162
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
  Own portfolio                                                         14,320,488              (109,106)     14,211,382
  Related to guarantees                                                  5,913,835            (2,736,970)      3,176,865
  Guarantor resources of technical provisions - SUSEP - Other                    -             2,846,076       2,846,076
   securities
TOTAL ASSETS                                                           126,979,342                     -     126,979,342
                                                                ------------------    ------------------    ------------
STATEMENT OF INCOME FOR THE PERIOD

 INCOME FROM FINANCIAL OPERATIONS
  Credit operations, leasing and other credits                           2,392,530               (53,583)      2,338,947
GROSS INCOME FROM FINANCIAL OPERATIONS                                   2,224,318               (53,583)      2,170,735
OTHER OPERATING INCOME (EXPENSES)                                         (798,602)               36,096        (762,506)
  Other administrative expenses                                         (1,235,334)              239,608        (995,726)
  Other operating income                                                    77,077                   (64)         77,013
  Other operating expenses                                                (152,007)             (203,448)       (355,455)
OPERATING INCOME                                                         1,425,716               (17,487)      1,408,229
NON-OPERATING RESULT                                                       (22,780)               17,487          (5,293)
NET INCOME                                                                 876,152                     -         876,152

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               112

NOTE 20 - BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAU HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)   SUPPLEMENTARY RETIREMENT BENEFITS:

     ITAU HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundacao Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

     As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itau Vida e Previdencia S.A.

     During the year, the contributions paid totaled R$ 6,733 (R$ 6,799 from January 1 to March 31, 2004). The contribution rate increases based on the beneficiary's salary.

b)   POST-EMPLOYMENT BENEFITS:

     ITAU HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAU, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the year, the contributions made totaled R$ 2,193 (R$ 4,129 from January 1 to March 31, 2004). The contribution rate increases based on the beneficiary's age.

c)   NET AMOUNT OF ASSETS AND ACTUARIAL LIABILITIES OF THE BENEFIT PLANS:

     The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

                                  03/31/2005      03/31/2004
                                 ------------    ------------
     Net assets of the plans        8,549,374       7,144,131
     Actuarial liabilities         (7,097,650)     (5,843,615)
                                 ------------    ------------
     Surplus (1)                    1,451,724       1,300,516
                                 ------------    ------------

     (1) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net surplus was not recognized.

     In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 27,046 (R$ 27,406 at March 31, 2004) to cover insufficient actuarial reserves.

c)   CHANGES OF NET ASSETS AND ACTUARIAL LIABILITIES, AND SURPLUS

                                                     01/01 to 03/31/2005                           01/01 to 03/31/2004
                                        --------------------------------------------   --------------------------------------------
                                                          Actuarial                                     Actuarial
DESCRIPTION                                Assets        liabilities       Surplus        Assets        liabilities       Surplus
-------------------------------------   ------------    ------------    ------------   ------------    ------------    ------------
Present value - beginning of the year      8,264,190      (6,967,474)      1,296,716      6,925,160      (5,731,144)      1,194,016
Expected return from assets/ Cost of
 current service + interest                  250,921        (217,324)         33,597        210,096        (188,570)         21,526
Benefits paid                                (87,148)         87,148               -        (76,099)         76,099               -
Contributions sponsors/participants           15,384               -          15,384         16,869               -          16,869
Gains/(losses) in the period (1)             106,027               -         106,027         68,105               -          68,105
Present value - end of the year            8,549,374      (7,097,650)      1,451,724      7,144,131      (5,843,615)      1,300,516

(1) The gains in assets correspond to the earnings obtained above the expected return rate of assets assumptions.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               113

e)   MAIN ASSUMPTIONS USED IN ACTUARIAL ASSESSMENT

     History                                                          03/31/2005               03/31/2004
     -------------------------------------------------------    ---------------------    ---------------------
     Discount rate                                                  10.24 % p.a.               10.24 % p.a.
     Return rate expected for the assets                            12.32 % p.a.               12.32 % p.a.
     Mortality table                                                   GAM-83                     GAM-83
     Turnover (1)                                                  Exp. Itau 99/01            Exp. Itau 99/01
     Future Salary Growth                                            7.12 % p.a.                7.12 % p.a.
     Growth of the pension fund and social security benefits         4.00 % p.a.                4.00 % p.a.
      Inflation                                                      4.00 % p.a.                4.00 % p.a.
                                                                Projected Unit Credit    Projected Unit Credit
     Actuarial method                                                    (2)                        (2)

(1) The turnover assumption is based on the effective participants of ITAU HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.
(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               114

NOTE 21 - STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.

ITAU HOLDING, through its subsidiaries, holds 35,937,840 class A common shares of America Online Latin America Inc. (AOLA) capital, related to the strategic alliance with that company, a joint venture established by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. The agreement, signed on June 12, 2000, and amended through the Memorandum of Understandings, dated December 14, 2002, includes the services contracted by America Online Brasil Ltda. (AOLB), subsidiary of AOLA, of interactive and marketing services by ITAU HOLDING, considering the final contractual term at March 24, 2006.

The original acquisition of shares did not result from any monetary disbursements, since, at the time of the subscription, an advance of the same amount was received in respect of a service agreement. Of this, the remaining amount of R$ 163,347 (R$ 250,886 at 03/31/2004), classified as sundry obligations (Note 12b), is being used in rendering services contracted and is being appropriated as revenue.

On March 23, 2005, AOLA management filed a document with the Securities and Exchange Commission (SEC) informing that, due to the non-existence of funds available or sources of funds to maintain the economic and financial equilibrium of the company, it believes that its common shares do not have nor will they have any value.

At March 31, 2005, the shares amounted to US$ 0.14 per share (US$ 1.12 at 3/31/2004), being recorded in Securities, at their market value of R$ 13,414 (R$ 117,072 at 03/31/2004), and based on the information disclosed, they had their amount fully recognized as permanent loss, which resulted in an expense for the period of R$ 37,026.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               115

NOTE 22 - ADDITIONAL INFORMATION

a) Investment funds and managed portfolios - ITAU HOLDING, through its subsidiary companies, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, distributed, as follows:

                                     AMOUNT                         AMOUNT (*)                  NUMBER OF FUNDS
                         -----------------------------   -----------------------------   -----------------------------
                           03/31/2005      03/31/2004      03/31/2005      03/31/2004      03/31/2005     03/31/2004
                         -------------   -------------   -------------   -------------   -------------   -------------
     Investment funds       96,632,121      80,138,400      96,632,121      80,138,400             672             676
     Fixed income           93,846,567      77,185,278      93,846,567      77,185,278             600             609
     Shares                  2,785,554       2,953,122       2,785,554       2,953,122              72              67
     Managed portfolio      35,808,090      28,375,962       8,565,342       6,922,000           4,452           5,179
     Customers              18,862,483      17,264,797       4,333,288       4,157,183           4,397           5,127
     Itau Group             16,945,607      11,111,165       4,232,054       2,764,817              55              52
     TOTAL                 132,440,211     108,514,362     105,197,463      87,060,400           5,124           5,855

     (*) It refers to the distribution after elimination of double countings of managed funds in investment funds.

b)   FUNDS FROM CONSORTIA

                                                                         03/31/2005     03/31/2004
                                                                       -------------   -------------
       Monthly estimate of installments receivable from participants          35,715          29,801
       Group liabilities by installments                                   1,421,838       1,072,547
       Participants - assets to be delivered                               1,310,765         967,060
       Funds available for participants                                      158,012         114,508
                                                                       -------------   -------------
     (In units)
       Number of managed groups                                                  930             857
       Number of current participants                                        134,242         119,405
       Number of assets to be delivered to participants                       73,892           4,704

c) INSURANCE POLICY - ITAU HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its values and assets at amounts considered sufficient to cover possible claims.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               116

d)   FOREIGN CURRENCIES

The balances in reais linked to foreign currency were:

                                                        03/31/2005      03/31/2004
                                                       ------------    ------------
     Permanent foreign investments                        6,899,706       7,067,465
     Net amount of assets and liabilities indexed to
      foreign currency, including derivatives            (9,722,908)     (9,674,368)
     Net foreign exchange position (*)                   (2,823,202)     (2,606,903)

     (*) Not considering the participation of the other shareholders of Banco Itau Europa S.A., the net foreign exchange position would be R$ (3,597,045), (R$ (3,330,273) at 03/31/2004).

     Net foreign exchange position, if considering the tax effects on net balance of the other assets and liabilities linked to foreign currency, reflects the low exposure to exchange variations.

e)   RESTRICTED OPERATIONS ON ASSETS

     We present below information related to the restricted operations on assets, carried out as prescribed by BACEN Resolution 2921/02.

                                                                                                                         01/01 TO
                                                                                                           03/31/2005   03/31/2005
                                                                                                           ----------   ----------
                                                                                                                          INCOME
                                                         0 - 30      31 - 180     181 - 365    OVER 365       TOTAL     (expenses)
                                                       ----------   ----------   ----------   ----------   ----------   ----------
     Restricted operations on assets
       Credit operations                                    2,623        3,987          358      320,404      327,372        8,164
                                                       ----------   ----------   ----------   ----------   ----------   ----------
     Liabilities for restricted operations on assets
       Liabilities for securities issued overseas           2,623        2,798        1,243      320,404      327,069       (7,858)
                                                       ----------   ----------   ----------   ----------   ----------   ----------
     Net result of restricted operations                                                                                       306

     On March 31, 2005, there were no overdue transactions.

f) Fundacao Itau Social - ITAU HOLDING and its subsidiaries are the main sponsors of Fundacao Itau Social, whose objectives are: 1) managing "Itau Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itau Social Program" and
     3) providing food and other similar benefits to the employees of ITAU HOLDING and other companies of the group.

     Donations made by the consolidated companies (R$ 629 in the period) were destined to the Foundation's social investment fund, which totaled R$ 327,695 at March 31, 2005, and the income arising thereof is destined for the Foundation's social purposes.

g) Instituto Itau Cultural - IIC - ITAU HOLDING and its subsidiaries are the founding members and supporters of Instituto Itau Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 5,150 (R$ 2,250 from January 1 to March 31, 2004).

h) Negotiation and Intermediation of Securities (Assets/Liabilities) - At March 31, 2005, the balance of this account includes an operation intermediated by Itau Corretora de Valores S.A., on account of customers, in the amount of R$ 3,715,672 referring to the Public Offering of Purchase of Shares performed on the trading day of the Sao Paulo Stock Exchange (Bovespa) from March 29, 2005 and settled on April 5, 2005.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               117

NOTE 23 - INFORMATION ON SUBSIDIARIES ABROAD

                                                     FOREIGN BRANCHES (1)        BANCO ITAU BUEN AYRE S.A.
                                                  ---------------------------   ---------------------------
                                                   03/31/2005     03/31/2004     03/31/2005     03/31/2004
                                                  ------------   ------------   ------------   ------------
ASSETS

Current and long-term receivables
Cash and cash equivalents                               72,838         15,013         44,904        443,115
Short-term interbank deposits                        3,052,274      2,928,776             11              -
Securities                                           2,920,792      3,220,505        246,968        295,779
Loans, leasing operations and other credits          1,470,073      1,220,953        848,751        748,168
Prepaid expenses                                        31,694         77,321          2,168          1,886
Other assets                                           464,472        363,982        303,340         47,244

PERMANENT ASSETS
  Investments                                          599,829        594,119          5,216          2,412
  Fixed assets                                           5,630          1,161         51,128         76,350
  Deferred charges                                       6,857          2,867         24,808         33,460

Total                                                8,624,459      8,424,697      1,527,294      1,648,414
                                                  ------------   ------------   ------------   ------------
LIABILITIES

Current and long-term liabilities
Deposits                                               844,361        922,036      1,149,716      1,264,617
  Demand deposits                                       57,904         21,621        481,492        644,587
  Savings accounts                                           -              -        258,216        207,774
  Interbank deposits                                   224,187        258,624         85,249         26,007
  Time deposits                                        562,270        641,791        324,759        386,249
Deposits under securities repurchase agreements        907,641        235,595              -              -
Funds from acceptances and issue of securities       1,159,852        628,961              -              -
Borrowings                                             664,911      1,273,481         27,429         29,725
Derivative financial instruments                        70,033         52,922              -              -
Other liabilities                                    2,875,737      3,296,472         89,414         89,598

Deferred income                                          7,793         10,082              -              -

Minority interest in subsidiaries                            -              -              -              -

STOCKHOLDERS' EQUITY
  Capital and reserves                               2,074,683      1,967,235        258,439        280,312
  Income from the period                                19,448         37,913          2,296        (15,838)
Total                                                8,624,459      8,424,697      1,527,294      1,648,414
                                                  ============   ============   ============   ============

                                                    BANCO ITAU EUROPA S.A.
                                                       CONSOLIDATED (2)               ITAU BANK, LTD.
                                                  ---------------------------   ---------------------------
                                                   03/31/2005     03/31/2004     03/31/2005     03/31/2004
                                                  ------------   ------------   ------------   ------------
ASSETS

CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                               55,262         54,263         54,845         28,798
Short-term interbank deposits                        3,862,036      4,172,161      1,069,216        845,315
Securities                                           1,854,758      1,723,491      1,605,388      1,576,211
Loans, leasing operations and other credits          2,467,740      1,833,270         87,248         71,238
Prepaid expenses                                         8,939          3,669            239            177
Other assets                                            75,155         15,641        222,093            723

PERMANENT ASSETS
  Investments                                          489,131        534,734          1,556         17,216
  Fixed assets                                           9,544         10,647             45             84
  Deferred charges                                       6,491          1,255              4             12

Total                                                8,829,056      8,349,131      3,040,634      2,539,774
                                                  ------------   ------------   ------------   ------------
LIABILITIES

CURRENT AND LONG-TERM LIABILITIES
Deposits                                             4,435,903      4,548,748        300,263        217,582
  Demand deposits                                      440,814        365,475        102,809         33,484
  Savings accounts                                           -              -              -              -
  Interbank deposits                                   310,545        400,217         85,455         17,651
  Time deposits                                      3,684,544      3,783,056        111,999        166,447
Deposits under securities repurchase agreements        457,974        406,383         46,040         25,991
Funds from acceptances and issue of securities       1,542,899        964,244              -              -
Borrowings                                             964,608        755,721             14         60,471
Derivative financial instruments                        30,120         54,035         34,170         15,528
Other liabilities                                       71,685        212,012      1,215,318      1,191,438

Deferred income                                          1,036          1,216             13            676

Minority interest in subsidiaries                          138            118              -              -

STOCKHOLDERS' EQUITY
  Capital and reserves                               1,254,311      1,382,290      1,437,961      1,000,912
  Income from the period                                70,382         24,364          6,855         27,176
Total                                                8,829,056      8,349,131      3,040,634      2,539,774

                                                                                    BANCO ITAU-BBA S.A.
                                                        NON-FINANCIAL (3)            SUBSIDIARIES (4)
                                                  ---------------------------   ---------------------------
                                                   03/31/2005     03/31/2004     03/31/2005     03/31/2004
                                                  ------------   ------------   ------------   ------------
ASSETS

CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                               38,543         33,391         38,782         45,800
Short-term interbank deposits                           34,646        109,783      3,461,067      2,468,119
Securities                                              38,186        718,092      4,414,729      4,161,804
Loans, leasing operations and                                -              -      2,231,235      3,773,579
other credits
Prepaid expenses                                           213             40          9,381         12,710
Other assets                                           640,757        684,008        788,722        436,012

PERMANENT ASSETS
  Investments                                        3,074,842      2,825,861         28,614         28,318
  Fixed assets                                           1,052          1,361            189            206
  Deferred charges                                         206            780             20             11

Total                                                3,828,445      4,373,316     10,972,739     10,926,559
                                                  ------------   ------------   ------------   ------------
LIABILITIES

CURRENT AND LONG-TERM LIABILITIES
Deposits                                                     -              -      3,357,738      3,143,607
  Demand deposits                                            -              -         23,720        161,997
  Savings accounts                                           -              -              -              -
  Interbank deposits                                         -              -              -              -
  Time deposits                                              -              -      3,334,018      2,981,610
Deposits under securities repurchase agreements              -              -        721,386              -
Funds from acceptances and issue of securities               -              -        582,950      1,022,100
Borrowings                                              35,285        191,303      3,293,794      4,442,724
Derivative financial instruments-                            -              -         52,963        209,607
Other liabilities                                       75,660         79,154      1,160,970        367,521

Deferred income                                            465            481          3,036          7,708

Minority interest in subsidiaries                          204            287              -              -

STOCKHOLDERS' EQUITY
  Capital and reserves                               3,623,955      4,037,164      1,730,586      1,746,058
  Income from the period                                92,876         64,927         69,316        (12,766)
Total                                                3,828,445      4,373,316     10,972,739     10,926,559

                                                   FOREIGN CONSOLIDATED (5)
                                                  ---------------------------
                                                    03/31/2005    03/31/2004
                                                  ------------   ------------
Assets

Current and long-term receivables
Cash and cash equivalents                              259,781        607,298
Short-term interbank deposits                        8,517,612      7,354,491
Securities                                          10,685,187     11,347,708
Loans, leasing operations and                        7,060,005      7,473,821
other credits
Prepaid expenses                                        52,699         95,808
Other assets                                         2,481,517      1,535,742

PERMANENT ASSETS
  Investments                                          577,000        707,717
  Fixed assets                                          68,019         90,434
  Deferred charges                                      38,670         38,777
Total                                               29,740,490     29,251,796
                                                  ------------   ------------
LIABILITIES

CURRENT AND LONG-TERM LIABILITIES
Deposits                                             7,185,510      6,777,115
  Demand deposits                                      974,551      1,189,021
  Savings accounts                                     258,215        207,774
  Interbank deposits                                   646,237        487,005
  Time deposits                                      5,306,507      4,893,315
Deposits under securities                            1,896,647        667,969
repurchase agreements
Funds from acceptances and                           3,171,037      2,515,052
issue of securities
Borrowings                                           4,860,977      6,580,207
Derivative financial instruments-                      155,140        306,638
Other liabilities                                    5,415,813      5,166,566

Deferred income                                         12,343         20,163
Minority interest in subsidiaries                      143,317        150,621

STOCKHOLDERS' EQUITY
  Capital and reserves                               6,660,598      6,997,056
  Income from the period                               239,108         70,409
Total                                               29,740,490     29,251,796

(1) 1) Banco Itau S.A. - Branches, Grand Cayman, New York and only on 03/31/2005, Tokyo.

(2) Banco Itau Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itau Europa Luxembourg S.A., Banco Itau Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and, only on 03/31/2005, BIE Cayman, Ltd.

(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversion (new name of: Inversora Del Buen Ayre), Itau Europa, SGPS, Lda., Itausa Portugal - SGPS, S.A., Itau Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itausa Portugal Investimentos, SGPS Lda., Itau Europa Luxembourg Advisory Holding Company S.A.,Itausa Europa - Investimentos, SGPS, Lda., Agate SaRL, ITB Holding Ltd., Topaz Holding Ltd., Itau USA Inc, Jasper Internacional Investiment LLC, Itauinv - Itau International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S.A., Banco Del Parana S.A. , Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation and, only on 03/31/2005, Spinel Corporation and Tanzanite Corporation.

(4) BBA-Creditanstalt Bank Ltd., Banco Itau-BBA S.A. - Nassau Branch, Banco BBA-Creditanstalt S.A. - Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , AKBAR - Marketing e Servicos, Lda, and only on 03/31/2004, BBA Representaciones S.A., BBA Overseas Ltd. and BBA Icatu Securities, INC.

(5) Information on foreign consolidated presents net balances of eliminations from consolidation.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               118

NOTE 24 - STATEMENT OF CASH FLOWS

We present below the Statement of Cash Flows prepared by the Indirect Method

                                                                                        01/01 TO        01/01 TO
                                                                                       03/31/2005      03/31/2004
                                                                                      ------------    ------------
  Adjusted net income                                                                    2,487,935       2,069,800
    Net income                                                                           1,141,296         876,152
    Adjusted net income:                                                                 1,346,639       1,193,648
      Adjustment to market value of securities and derivative financial instruments
      (assets/liabilities)                                                                   1,894         122,351
      Allowance for loan losses                                                            755,608         362,996
      Adjustment to the allowance and contingent liabilities                                37,753         (83,574)
      Results from operations with subordinated debt                                       110,852         151,030
      Results from operations with foreign payment order securitization                     24,341          24,189
      Change in technical provision for insurance, pension plan and capitalization         382,495         592,740
      Depreciation and amortization                                                        144,706         133,092
      Extraordinary result in subsidiaries and associated companies                        160,245          (4,844)
      Deferred taxes                                                                      (203,212)        (81,477)
      (Income) Loss on sales of assets                                                       2,902          (4,043)
      Equity in the results of subsidiaries and associated companies                       (94,897)        (30,325)
      Exchange variation of permanent asset and assets not for own use                        (819)         (3,874)
      rovision for losses                                                                  (13,266)          8,152
      Minority interest result                                                              38,037           7,235
  Changes in assets and liabilities                                                     (3,748,910)     (3,421,727)
    (Increase) Decrease in short-term interbank investments
    (Increase) Decrease in securities and derivative financial instruments              (2,255,556)     (3,839,305)
     (Assets/Liabilities)                                                                  300,451          58,037
    (Increase) Decrease in compulsory deposits with Brazilian Central Bank                  (5,508)         79,711
    (Increase) Decrease in interbank and intebranch accounts (Assets/Liabilities)          (41,566)         65,207
    (Increase) Decrease in loan, lease and other credit operations                      (4,093,864)       (634,835)
    (Increase) Decrease in other credits and assets                                     (4,228,039)        122,475
    (Increase) Decrease in foreign exchange portfolio (Assets/Liabilities)                 (95,813)       (174,336)
    (Decrease) Increase in technical provisions for insurance, pension plan and
     capitalization                                                                        148,310          38,494
    (Decrease) Increase in other liabilities                                             6,524,619         851,401
    (Decrease) Increase in deferred income                                                  (1,944)         11,424
OPERATING ACTIVITIES - Net cash provided by / (invested)                                (1,260,975)     (1,351,927)

  Sale of assets not for own use                                                            47,513          22,878
  Sale of investments                                                                           41           2,891
  Sale of fixed assets for use                                                               3,531           5,736
  Decrease in deferred charges                                                                   -           7,704
  Purchase of assets not for own use                                                       (35,033)        (25,878)
  Purchase of investments                                                                   (6,284)        (11,769)
  Goodwill in the acquisition of investments                                              (200,000)              -
  Purchase of fixed assets for use                                                         (92,588)       (117,773)
  Deferred charges                                                                         (13,227)        (16,818)
  Change in participation of minority interest                                              38,571           1,660
Investment Activities - Net cash provided by / (invested)                                 (257,476)       (131,369)

  Increase (Decrease) in deposits                                                        1,994,852      (2,091,755)
  Increase (Decrease) in deposits received under securities repurchase agreements        1,268,550       4,463,345
  Increase (Decrease) in funds for issuance of securities                                  318,874        (266,805)
  Increase (Decrease) in liabilities by borrowings and onlendings                         (288,642)        557,327
  Increase (Decrease) in credit cards operations                                          (438,149)       (377,937)
  Increase (Decrease) in securitization of foreign payment orders                         (284,958)        (92,765)
  Increase (Decrease) in liabilities for subordinated debts                               (106,315)       (109,952)
  Granting for share options                                                                87,673          50,814
  Purchase of treasury shares                                                               (9,701)        (46,343)
  Interest on own capital paid                                                            (991,223)       (798,977)
Financing activities - Net cash provided by / (invested)                                 1,550,961       1,286,952

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET                                       32,510        (196,344)
  At the beginning of the period                                                         1,930,452       2,156,958
  At the end of the period                                                               1,962,962       1,960,614

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               119

REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. We have carried out limited reviews of the Quarterly Information of Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated) for the quarters ended March 31, 2005 and 2004, consisting of the consolidated balance sheet and the corresponding consolidated statement of income. This information is the responsibility of the management of the Bank.

2. Our reviews were carried out in conformity with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Banco Itau Holding Financeira S.A. and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

     Sao Paulo, April 25, 2005

     PricewaterhouseCoopers
     Independent Auditors
     CRC 2SP000160/O-5

     Ricardo Baldin
     Accountant CRC 1SP110374/O-0

     Emerson Laerte da Silva
     Accountant CRC 1SP171089/O-3

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               120

                          OPINION OF THE FISCAL COUNCIL


     The members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., after examining the management's report and the financial statements at the first quarter of 2005, have verified the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that they be approved by the Company's Board of Directors.


                          Sao Paulo-SP, Abril 29, 2005.


                        GUSTAVO JORGE LABOISSIERE LOYOLA


                             ALBERTO SOZIN FURUGUEM


                               IRAN SIQUEIRA LIMA

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2005                                                               121